Filed pursuant to Rule 424b(5)
                                                           File number 333-44185

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 20, 1998)



                                5,000,000 Shares


                              [IRON MOUNTAIN LOGO]



                                 Common Stock
                             --------------------

We are offering for sale 5,000,000 shares of common stock of Iron Mountain Incorporated. All of the shares of common stock offered under this Prospectus Supplement are being offered by Iron Mountain.

Our common stock is listed on the New York Stock Exchange under the symbol "IRM." On May 11, 1999, the last reported sale price for our common stock on the New York Stock Exchange was $28-1/4 per share.

See "Risk Factors" beginning on page S-8 of this Prospectus Supplement and page 1 of the accompanying Prospectus to read about certain risks that you should consider before buying shares of our common stock.


Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

                             --------------------


                                                     Per
                                                    Share         Total
                                                 ----------- ---------------
Public offering price ..........................   $ 28.00   $140,000,000
Underwriting discounts and commissions .........   $  1.33   $  6,650,000
Proceeds, before expenses, to us ...............   $ 26.67   $133,350,000

                             --------------------


The underwriters may, under certain circumstances, purchase up to an additional 750,000 shares of common stock from us at the public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on May 17, 1999.

                             --------------------

Bear, Stearns & Co. Inc.
     William Blair & Company
             Prudential Securities
                    Wasserstein Perella Securities, Inc.



             The date of this Prospectus Supplement is May 11, 1999.

                          PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere in this Prospectus Supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire Prospectus Supplement and the accompanying Prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" in this Prospectus Supplement and the accompanying Prospectus. You should also read the documents we have referred you to in "Incorporation of Certain Information by Reference." We have restated all share and per share amounts in this Prospectus Supplement to reflect a three-for-two stock split effected in the form of a stock dividend on our common stock on July 31, 1998.


                                  Iron Mountain

     Iron Mountain Incorporated is the world's largest records and information management services company, as measured by its revenues. We are an international, full-service provider of records and information management services, enabling customers to outsource these functions. We have a diversified customer base that includes more than half of the Fortune 500. We provide storage for all major media, including paper, which is the dominant form of records storage, and magnetic media, including computer tapes. Our principal services provided to our storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. We also sell storage materials, including cardboard boxes and magnetic media, and provide information technology staffing, consulting, facilities management and other outsourcing services.

     We believe that we are the industry leader in business records management services, off-site data security services, which is the management of electronic records, and healthcare information management. As of December 31, 1998, giving effect to our 1999 acquisitions completed through April 30, 1999, we operated 299 records and information management services centers in 66 domestic markets and four markets in the United Kingdom, servicing over 70,000 customer accounts. For the year ended December 31, 1998, giving effect on a pro forma basis to our 1998 and 1999 acquisitions completed through April 30, 1999, we had revenues of approximately $511 million and earnings before interest, taxes, depreciation, amortization, extraordinary items and other income, also known as EBITDA, of approximately $119 million. For the same period, after adjustments for specific identified cost reductions from the integration of our 1998 and 1999 acquisitions completed through April 30, 1999, our pro forma EBITDA would have been approximately $126 million. We have included in pro forma revenues and EBITDA 100% of the results of our 50.1% owned subsidiary, Britannia Data Management Limited. Britannia Data Management had revenues of $30.3 million and EBITDA of $8.2 million for its fiscal year ended October 31, 1998, based on an average exchange rate of $1.6622 per [British Pound]1 for this period. See "Pro Forma Condensed Consolidated Financial Information."


                                Industry Overview


     The records and information management services industry stores information in a variety of media formats, which can be broadly divided into paper and electronic records, and provides a wide range of services related to the records stored. Based on publicly available information, organizations in the United States generate an estimated four trillion documents each year, many of which must be retained and remain available for reference for many years. We believe that the volume of information stored on electronic media has similarly been expanding in recent years, and that the volume of stored paper and electronic records will continue to increase.


     Despite the growth of new "paperless" technologies, such as the Internet and e-mail, we believe that stored information remains predominantly paper-based and that such technologies have promoted the creation of hard copies of such electronic information. In addition, we believe that the proliferation of digital information technologies and distributed data networks has led to increased demand for data security services, such as the storage and off-site rotation of back-up copies of magnetic media, and outsourcing support services that address the needs of data center operations and disaster recovery programs.

     Further, we believe that there are only three records and information management services providers, including Iron Mountain, with a national operating presence, the balance being regional or, in most instances, single-city operators. According to Professional Records and Information Services Management, a trade group of approximately 520 members, as of December 31, 1998, approximately 3,300 firms offered records and information management services in the United States. We believe that there is a trend toward consolidation in the records and information management services industry and that this trend will continue.


                             Iron Mountain Strategy

     Our strategy is to increase revenues and EBITDA while maintaining a low-cost operating structure and providing premium services. This strategy is based on the following elements:

     Growth from Existing Customers. Our existing customers storing paper records contribute to storage and services revenue growth because on average they generate additional Cartons(1) at a faster rate than old Cartons are destroyed or permanently removed. From January 1, 1994 through December 31, 1998, Net Carton Growth From Existing Customers(2) increased at an average annual rate of approximately 6%.

     Additions of New Customers. From December 31, 1996 through March 1, 1999, we increased the size of our sales force from 21 to 115 sales professionals. New customer sales efforts have resulted in the addition of over 1,200 new customer accounts in 1996, over 1,600 new customer accounts in 1997 and over 3,800 new customer accounts in 1998.

     Growth through Acquisitions. We have a successful record of acquiring and integrating smaller records and information management services companies. From January 1996 through April 30, 1999, we acquired 55 companies. We have proven our ability to successfully reduce the cost structure of our acquired operations and believe we will realize additional cost savings from recent acquisitions. Our acquisition strategy includes both expanding geographically, focusing primarily on the 75 largest U.S. markets and certain international markets, and increasing our presence and scale within existing markets through "fold-in" acquisitions.

     Capitalize on Operating Efficiencies. We pursue a low-cost operating strategy based primarily on achieving economies of scale in the areas of storage, labor and transportation, general and administrative functions and management information systems.

     Provide Superior Customer Service and Utilize Proprietary Technology. We believe that we have a reputation for providing reliable, quality service based on our more than 48 years of operations, our commitment to providing premium customer service by offering a full service approach to a customer's records and information management services needs, and the continuity and depth of our management team. Our proprietary Safekeeper(TM) and MediaLink(TM) systems provide advanced inventory control and information access, enabling us to supply customized records and information management services solutions and to quickly respond to marketplace trends.


              Financial Characteristics of Iron Mountain's Business

     Our records and information management services business benefits from the following financial characteristics:

   o Recurring Revenues. Storage revenues consist of fixed periodic, usually monthly, fees charged to customers based on the volume of records stored. Once a customer places paper records in storage with us and until those records are destroyed or permanently removed, for which we typically receive a service fee, we receive recurring payments for storage fees without incurring additional labor or marketing expenses or significant capital costs. These revenues have grown for 41 consecutive quarters

----------------------
(1) The term "Carton" is defined as a measurement of volume equal to a single standard storage Carton, approximately 1.2 cubic feet. The number of Cartons stored does not include storage volumes in our vital records services and data security services, which are described under "Business--Description of Iron Mountain's Records and Information Management Services Business."

(2) "Net Carton Growth From Existing Customers" is defined as the increase in net Cartons attributable to existing customers without giving effect to the loss of approximately 1.0 million Cartons in fires attributed to arson in March 1997 in two of Iron Mountain's facilities in South Brunswick Township, New Jersey. See "Business--Legal Proceedings."

     and represented approximately 60% of our total records and information management services revenues in each of the last five fiscal years. Similarly, contracts for the storage of electronic media consist primarily of fixed monthly payments.

   o Historically Non-Cyclical Business. We have not experienced a reduction of our records and information management services business as a result of past general economic downturns, although we can make no assurance that this will be the case in the future. We believe that the outsourcing of records and information management services may accelerate during economic downturns as companies focus on reducing costs through outsourcing non-core operating functions.

   o Inherent Growth from Existing Paper Records Customers. Our paper records customers have on average generated additional Cartons at a faster rate than stored Cartons have been destroyed or permanently removed. From January 1, 1994 through December 31, 1998, Net Carton Growth From Existing Customers increased at an average annual rate of approximately 6%.

   o Diversified and Stable Customer Base. As of March 1, 1999, we had over 70,000 customer accounts in a variety of industries. No customer accounted for more than 2% of our revenues for the year ended December 31, 1998. From January 1, 1994 through December 31, 1998, average annual permanent removals of Cartons represented only approximately 4% of total Cartons stored.

   o Capital Expenditures Related Primarily to Growth. Our records and information management services business requires limited annual capital expenditures in order to maintain our current revenues. From 1994 to 1998, over 90% of our aggregate capital expenditures were growth-related investments, primarily in racking systems, management information systems, new buildings and expansion of storage capacity in existing facilities. These growth-related capital expenditures are primarily discretionary and create additional capacity for increases in revenues and EBITDA.


                               Recent Developments


International Activity

     On January 4, 1999, we purchased a controlling 50.1% interest in Britannia Data Management for consideration of $49.8 million. Mentmore Abbey plc is our partner in this venture, holding the remaining 49.9% interest. As of December 31, 1998, Britannia Data Management operated 16 data storage facilities in the United Kingdom and had over 1,500 customer accounts. Britannia Data Management had revenues of $30.3 million for its fiscal year ended October 31, 1998, based on an average exchange rate of $1.6622 per [British Pound]1 for this period.

     On May 10, 1999, Britannia Data Management entered into an agreement to acquire Memogarde S.A. and related companies for aggregate consideration of $16.1 million, based on an exchange rate of 6.0827 French Francs per $1 on May 10, 1999. Memogarde, headquartered and operating in Paris, France, is a leading provider of data security services in France. Memogarde had revenues of $4.3 million for its fiscal year ended February 28, 1999, based on an average exchange rate of 5.8448 French Francs per $1 for this period. This offering is not conditioned upon completion of the Memogarde acquisition, and the Memogarde acquisition is not conditioned upon the completion of this offering. See "Acquisitions."

     The acquisition of Britannia Data Management marked our first large investment internationally. We believe there are significant opportunities to acquire records and information management services companies internationally and expect to continue our international expansion. Europe and Latin America are our primary areas of focus for our international expansion at this time, and we are actively pursuing opportunities in these areas. We intend to use Britannia Data Management as our primary vehicle for acquisitions in Europe, as is the case with our pending Memogarde acquisition. As we expand internationally, we expect that some of our acquisitions will be in the form of joint ventures or acquisitions of less than 100% ownership of companies, as we did with Britannia Data Management. This will allow us to reduce the risks of entering new markets and to work with local partners who can provide local market knowledge and regional management expertise and have an established presence within the community.

Data Base Acquisition

     On April 8, 1999, we acquired all of the outstanding capital stock of Data Base, Inc. and certain related real estate for aggregate consideration of approximately $116 million, including estimated transaction costs. This amount consisted of (a) approximately $70 million of assumed indebtedness and cash payments to Data Base's stockholders and to the owner of the real estate and for related expenses and (b) 1,476,577 shares of our common stock. We believe that Data Base is a premier provider of data security services, with over 3,000 customers. Data Base's services are comprised primarily of off-site data security services, including secure transport, handling and storage of electronic media, and disaster recovery support services which facilitate the restoration of corporate data at a recovery site. As of April 8, 1999, Data Base operated in 12 markets in the United States. Data Base had revenues of $26.6 million for the year ended December 31, 1998.


First American Records Management Acquisition

     On April 1, 1999, we acquired First American Records Management, Inc. for consideration of $41.7 million. First American Records Management provides records and information management services, including data security services, in several locations in California and the Pacific Northwest. As of April 1, 1999, First American Records Management operated in five markets, serving approximately 1,000 customer accounts. First American Records Management had revenues of $9.9 million for the year ended December 31, 1998.


Private Placement of Debt

     On April 26, 1999, we completed a private placement of $150 million in aggregate principal amount of 8-1/4% Senior Subordinated Notes due 2011. The notes were sold to qualified institutional buyers at a purchase price equal to 99.64% of the face value of the senior subordinated notes. The issuance of the notes has not been registered under the Securities Act of 1933 and the notes may not be reoffered or resold in the United States absent registration or an applicable exemption from registration. We used the proceeds from the notes offering to repay indebtedness under our credit agreement.


Other 1999 Acquisitions

     Through April 30, 1999, we acquired three additional records and information management services companies for total consideration of $7.9 million, including $2.3 million for related real estate. These companies had total revenues of $3.5 million for the fiscal year ended December 31, 1998. On May 1, 1999, we acquired Datavault/United States Safe Deposit Company for total consideration of $4.3 million. Datavault had total revenues of $2.0 million for its fiscal year ended January 31, 1999.


First Quarter 1999 Results of Operations

     On April 26, 1999, we reported our results of operations for the quarter ended March 31, 1999. Our total consolidated revenues for the first quarter of 1999 were $120.1 million, an increase of 20.7% compared with the same period in 1998. Our EBITDA was $27.5 million for the first quarter of 1999, an increase of 22.7% compared with the same period in 1998. We had a net loss of $0.1 million ($0.01 per common share) for the quarter ended March 31, 1999 compared with a net loss of $0.3 million ($0.01 per common share) for the same period in 1998.

     We acquired our 50.1% owned subsidiary, Britannia Data Management, on January 4, 1999. For consolidation purposes we designated October 31 as Britannia Data Management's fiscal year end. Accordingly, our first quarter results only include Britannia Data Management's results from the date of purchase through the end of Britannia Data Management's first fiscal quarter ended January 31, 1999. Britannia Data Management contributed $2.9 million in revenues and $0.8 million in EBITDA to our first quarter consolidated results without reduction for the 49.9% minority interest.


                          Address and Telephone Number

     Iron Mountain was incorporated in Delaware in 1990 but its operations date from 1951. Our principal executive offices are located at 745 Atlantic Avenue, Boston, Massachusetts 02111. Our telephone number is (617) 535-4766.

                                  The Offering


Common Stock Offered ................................    5,000,000 (1)
Common Stock Outstanding After the Offering .........   34,527,932 (1)(2)
Use of Proceeds .....................................   The net proceeds from this offering will be used to
                                                        repurchase all of the 1,476,577 shares of our
                                                        common stock issued in the Data Base acquisition,
                                                        to repay indebtedness under our credit agreement
                                                        and for general corporate purposes, including future
                                                        acquisitions. See "Use of Proceeds."
New York Stock Exchange Symbol ......................   IRM

----------------------
(1) Excludes a 30-day option granted to the underwriters to purchase up to 750,000 additional shares of our common stock to cover over-allotments, if any. See "Underwriting."

(2) After repurchase of all of the 1,476,577 shares of common stock issued in the Data Base acquisition. Excludes 2,095,679 shares reserved for issuance upon the exercise of stock options currently outstanding under our existing stock option plans.


                                  Risk Factors

     You should carefully consider all of the information in both this Prospectus Supplement and the accompanying Prospectus. In particular, you should evaluate the specific risks set forth under "Risk Factors" beginning on page S-8 of this Prospectus Supplement and page 1 of the accompanying Prospectus for a discussion of certain risks in making an investment in our common stock.

                 Summary Historical and Pro Forma Information
                     (In thousands, except per share data)

     The following table contains certain summary financial information with respect to Iron Mountain. The historical information is derived from Iron Mountain's audited consolidated financial statements. You should read this historical and pro forma information in conjunction with "Pro Forma Condensed Consolidated Financial Information" and the Notes thereto, "Selected Consolidated Financial and Operating Information" and the Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus Supplement.


                                                                                   Year Ended December 31,
                                                              ------------------------------------------------------------------
                                                                                          Historical
                                                              ------------------------------------------------------------------
                                                                  1994         1995         1996          1997          1998
                                                              ------------ ------------ ------------ ------------- -------------
Consolidated Statements of Operations Data:
Revenues:
 Storage ....................................................   $54,098      $ 64,165     $85,826      $125,968      $230,702
 Service and Storage Material Sales .........................    33,520        40,271      52,892        82,797       192,810
                                                                -------      --------     -------       -------       --------
   Total Revenues ...........................................    87,618       104,436     138,718       208,765       423,512
Operating Expenses:
 Cost of Sales (Excluding Depreciation) .....................    45,880        52,277      70,747       106,879       220,980
 Selling, General and Administrative ........................    20,853        26,035      34,342        51,668       105,025
 Depreciation and Amortization ..............................     8,690        12,341      16,936        27,107        49,152
                                                                -------      --------     -------       -------       --------
   Total Operating Expenses .................................    75,423        90,653     122,025       185,654       375,157
                                                                -------      --------     -------       -------       --------
Operating Income ............................................    12,195        13,783      16,693        23,111        48,355
Interest Expense, Net .......................................     8,954        11,838      14,901        27,712        45,756
Other Income, Net(2) ........................................        --            --          --            --         1,384
                                                                -------      --------     -------       -------       --------
Income (Loss) Before Provision (Benefit) for Income Taxes....     3,241         1,945       1,792        (4,601)        3,983
Provision (Benefit) for Income Taxes ........................     1,957         1,697       1,435           (80)        6,949
Minority Interest(3) ........................................        --            --          --            --            --
                                                                -------      --------     -------       -------       -------
Income (Loss) Before Extraordinary Charge ...................     1,284           248         357        (4,521)       (2,966)
Extraordinary Charge, Net of Tax Benefit(4) .................        --            --       2,126            --            --
                                                                -------      --------     -------       -------       -------
Net Income (Loss) ...........................................     1,284           248      (1,769)       (4,521)       (2,966)
Accretion of Redeemable Put Warrant .........................     1,412         2,107         280            --            --
                                                                -------      --------     -------       -------       -------
Net Loss Applicable to Common Stockholders ..................   $  (128)     $ (1,859)    $(2,049)      $(4,521)      $(2,966)
                                                                =======      ========     =======       =======       =======
Income (Loss) per Common Share--Basic and Diluted:
 Income (Loss) Before Extraordinary Charge ..................   $ (0.40)     $ (32.61)    $  0.00       $ (0.26)      $ (0.11)
Extraordinary Charge, Net of Tax Benefit(4) .................        --            --       (0.15)           --            --
                                                                -------      --------     -------       -------       -------
 Net Loss Applicable to Common Stockholders .................   $ (0.40)     $ (32.61)    $ (0.15)      $ (0.26)      $ (0.11)
                                                                =======      ========     =======       =======       =======
 Weighted Average Common Shares Outstanding .................       321            57      13,911        17,172        27,470
                                                                =======      ========     =======       =======       =======
Pro Forma(5):
 Net Loss Applicable to Common Stockholders .................   $ (0.01)     $  (0.16)    $ (0.13)      $ (0.26)      $ (0.11)
                                                                =======      ========     =======       =======       =======
 Weighted Average Common Shares Outstanding .................    11,976        11,676      15,206        17,172        27,470
                                                                =======      ========     =======       =======       =======
Other Data:
EBITDA(6) ...................................................   $20,885      $ 26,124     $33,629       $50,218       $97,507
EBITDA as a Percentage of Total Revenues ....................      23.8%         25.0%       24.2%         24.1%         23.0%
Capital Expenditures:
 Growth(7)(8) ...............................................   $15,829      $ 14,395     $23,334       $37,082       $54,566
 Maintenance(9) .............................................     1,151           858       1,112         1,238         1,888
                                                                -------      --------     -------       -------       -------
  Total Capital Expenditures(8) .............................   $16,980      $ 15,253     $24,446       $38,320       $56,454
                                                                =======      ========     =======       =======       =======


                                                               Year Ended
                                                               December 31,
                                                              -------------
                                                                   Pro
                                                                 Forma(1)
                                                              -------------
                                                                   1998
                                                              -------------
Consolidated Statements of Operations Data:
Revenues:
 Storage ....................................................   $295,544
 Service and Storage Material Sales .........................    215,081
                                                                 -------
   Total Revenues ...........................................    510,625
Operating Expenses:
 Cost of Sales (Excluding Depreciation) .....................    264,179
 Selling, General and Administrative ........................    127,403
 Depreciation and Amortization ..............................     64,592
                                                                 -------
   Total Operating Expenses .................................    456,174
                                                                 -------
Operating Income ............................................     54,451
Interest Expense, Net .......................................     54,986
Other Income, Net(2) ........................................      1,384
                                                                 -------
Income (Loss) Before Provision (Benefit) for Income Taxes....        849
Provision (Benefit) for Income Taxes ........................      7,107
Minority Interest(3) ........................................        653
                                                                 -------
Income (Loss) Before Extraordinary Charge ...................     (6,911)
Extraordinary Charge, Net of Tax Benefit(4) .................         --
                                                                 -------
Net Income (Loss) ...........................................     (6,911)
Accretion of Redeemable Put Warrant .........................         --
                                                                 -------
Net Loss Applicable to Common Stockholders ..................    $(6,911)
                                                                 =======
Income (Loss) per Common Share--Basic and Diluted:
 Income (Loss) Before Extraordinary Charge ..................    $ (0.20)
Extraordinary Charge, Net of Tax Benefit(4) .................         --
                                                                 -------
 Net Loss Applicable to Common Stockholders .................    $ (0.20)
                                                                 =======
 Weighted Average Common Shares Outstanding .................     34,130
                                                                 =======
Pro Forma(5):
 Net Loss Applicable to Common Stockholders .................    $ (0.20)
                                                                 =======
 Weighted Average Common Shares Outstanding .................     34,130
                                                                 =======
Other Data:
EBITDA(6) ...................................................    $119,043
EBITDA as a Percentage of Total Revenues ....................       23.3%
Capital Expenditures:
 Growth(7)(8) ...............................................
 Maintenance(9) .............................................
  Total Capital Expenditures(8) .............................

                                                                   As of December 31,
                                      -----------------------------------------------------------------------------
                                                                                                            Pro
                                                                Historical                               Forma(10)
                                      --------------------------------------------------------------   ------------
                                         1994         1995         1996         1997         1998          1998
                                      ----------   ----------   ----------   ----------   ----------   ------------
Consolidated Balance Sheet Data:
Cash and Cash Equivalents .........    $  1,303     $  1,585     $  3,453     $ 24,510     $  1,715     $   45,157
Total Assets ......................     136,859      186,881      281,799      636,786      967,385      1,297,614
Total Debt ........................      86,258      121,874      184,733      428,018      456,178        588,323
Stockholders' Equity ..............      22,869       21,011       52,384      137,733      338,882        478,398

----------------------

 (1) Gives effect to: (a) the 1998 and 1999 acquisitions we completed through April 30, 1999, (b) our public equity offering completed in April 1998,
     (c) our private senior subordinated notes offering completed in April 1999 and (d) this offering and the application of the net proceeds from this offering as described under "Use of Proceeds," as if each had occurred as of January 1, 1998. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information." The pro forma information does not give effect to identified cost savings of $6.7 million that we believe would have been realized had the 1998 and 1999 acquisitions we completed through April 30, 1999 been fully integrated as of January 1, 1998 relating to: (a) termination of specific employees and related net reductions in labor expenses, (b) closure of identified redundant facilities and related net reductions in occupancy costs and (c) elimination of related party expenses, management fees and compensation expenses in excess of amounts that would have been incurred by Iron Mountain. The pro forma information also does not give effect to the Datavault acquisition we completed in May 1999. Total consideration for this acquisition was $4.3 million and Datavault had revenues of $2.0 million for its fiscal year ended January 31, 1999.

 (2) Other income, net includes a $1.7 million gain resulting from the settlement of several insurance claims related to the March 1997 fires at our South Brunswick Township, New Jersey facilities.

 (3) Minority interest represents 49.9% of the total equity of Britannia Data Management after giving pro forma effect to the issuance of capital stock to Iron Mountain in exchange for cash and the net assets of Arcus Data Security Limited, our existing data security business in London.

 (4) The extraordinary charge consists of a prepayment penalty, the write-off of deferred financing costs, original issue discount and loss on termination of interest rate protection agreements.

 (5) Represents pro forma earnings per share as if the preferred stock that was converted into common stock in connection with our initial public offering completed in 1996 had been converted for all periods presented.

 (6) Based on our experience in the records and information management services industry, we believe that EBITDA is an important tool for measuring the performance of records and information management services companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA in evaluating records and information management services companies, and substantially all of our financing agreements contain covenants in which EBITDA is used as a measure of financial performance. However, you should not consider EBITDA to be a substitute to operating or net income (as determined in accordance with GAAP) as an indicator of our performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. Pro forma revenue and EBITDA information included in this Prospectus Supplement give effect to 100% of the revenues and EBITDA of Britannia Data Management for the applicable periods without reduction for minority interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and our sources and applications of cash flow.

 (7) Growth capital expenditures consist primarily of investments in racking systems, management information systems, new buildings and expansion of storage capacity in existing facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Investments."

 (8) Includes $2,901 in 1994 related to the cost of constructing a records and information management services facility which was sold in a sale and leaseback transaction in 1994.

 (9) Consists of capital expenditures we made in order to maintain our current revenues.

(10) Gives effect to: (a) the 1999 acquisitions we completed through April 30, 1999, (b) our private senior subordinated notes offering completed in April 1999 and (c) this offering and the application of the net proceeds from this offering as described under "Use of Proceeds," as if each had occurred as of December 31, 1998. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information." The pro forma information does not give effect to the Datavault acquisition we completed in May 1999. Total consideration for this acquisition was $4.3 million and Datavault had revenues of $2.0 million for its fiscal year ended January 31, 1999.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the risk factors beginning on page 1 of the accompanying Prospectus, in addition to the other information in this Prospectus Supplement and the accompanying Prospectus, before investing in our common stock. This Prospectus Supplement includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, in particular, the statements about our goals, beliefs, plans, strategies and current expectations in "Prospectus Supplement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Although we believe that our goals, beliefs, plans, strategies and current expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such goals, beliefs, plans, strategies or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Prospectus Supplement are set forth below, as well as in "Risk Factors" in the accompanying Prospectus and elsewhere in this Prospectus Supplement and the accompanying Prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements as well as the risk factors contained in the accompanying Prospectus. We undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date of this Prospectus Supplement or to reflect the occurrence of unanticipated events.


Risks Associated with International Operations

     Our growth strategy involves expanding our operations to international markets. We currently provide records and information management services in the United Kingdom through Britannia Data Management, our majority-owned subsidiary. In addition, Britannia Data Management has agreed to acquire Memogarde, a leading provider of data security services in France. Europe and Latin America are our primary areas of focus for our international expansion at this time, and we are actively pursuing opportunities in these areas. We intend to use Britannia Data Management as our primary vehicle for acquisitions in Europe, as is the case with our pending acquisition of Memogarde. International operations are subject to numerous additional risks, including the impact of foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. We can make no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on our business or market opportunities within such government's countries. Furthermore, we can make no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.


Year 2000 Related Risks

     We face risks associated with the fact that many computer systems and computer software programs were not designed to recognize and process the change from 1999 to 2000 or may not be able to process dates related to the turn of the millennium and beyond. These computer systems and software might malfunction or cease to work unless they are reprogrammed or replaced by the end of 1999. We have established and are implementing a multi-phase plan in response to the Year 2000, or Y2K, problem. As a result of our plan and other system improvement initiatives, we are remediating or replacing our financial accounting systems, information technology staffing operational software and products and services obtained from third parties. Our primary operational systems for our records and information management services segment are already Y2K compliant. Although we do not currently expect the impact of the Year 2000 problem to materially adversely affect our financial condition or results of operations, we cannot assure you that we will not experience unexpected difficulties, significant expenses or business interruptions as a result of the Y2K problem. For a more detailed discussion of our Year 2000 plan, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness."

                                  ACQUISITIONS


     As part of our growth strategy, from January 1, 1996 through April 30, 1999, we acquired 55 records and information management services businesses. The following table presents certain information with respect to these acquisitions.

                                                                            Components of Purchase Price
                                                                        -------------------------------------
                                                                                         Cash Paid    Total
                                                      Aggregate Annual   Fair Value of    and Debt   Purchase
                                             Number      Revenues(1)     Equity Issued    Assumed     Price
                                            -------- ------------------ --------------- ----------- ---------
                                                          (All dollar amounts presented are in millions)
1996 Acquisitions .........................    16          $  33              $--         $   73       $ 73
1997 Acquisitions .........................    18             96               89            199        288
1998 Acquisitions .........................    15            152               67            192(2)     259
1999 Acquisitions (through April 30, 1999)      6             70(3)            46            169(4)     215

----------------------

(1) Aggregate annual revenues for the 1996, 1997 and 1998 acquisitions were calculated in each case by reference to the revenues of each of the acquired businesses during the year in which they were acquired. This calculation includes an estimate of revenues for the portion of the year after we purchased the acquired business. Aggregate annual revenues for the 1999 acquisitions were calculated by reference to the 1998 revenues of each of the businesses.

(2) Includes approximately $3 million attributable to assets that we exchanged as part of the consideration paid in connection with one acquisition.

(3) Includes total revenues of Britannia Data Management, in which we acquired a 50.1% interest.

(4) Includes approximately $2 million attributable to our contribution of the capital stock of Arcus Data Security Limited in connection with our acquisition of a 50.1% interest in Britannia Data Management.


1999 Acquisitions


Britannia Data Management Limited Acquisition

     On January 4, 1999, we purchased a controlling 50.1% interest in Britannia Data Management from Mentmore Abbey plc. We paid total consideration of $49.8 million comprised of cash and the capital stock of Arcus Data Security Limited, our existing data security business in London. Britannia Data Management has provided records and information management services for over 30 years, and we believe that it is the second largest provider of these services in the United Kingdom. As of December 31, 1998, Britannia Data Management operated 16 data storage facilities in the United Kingdom and had over 1,500 customer accounts. Britannia Data Management had revenues of $30.3 million for the fiscal year ended October 31, 1998, based on an average exchange rate of $1.6622 per [British Pound]1 for this period. In connection with our strategy of further international expansion, Britannia Data Management is actively pursuing a number of acquisitions and joint ventures in Europe.


Data Base Acquisition

     On April 8, 1999, we acquired all of the outstanding capital stock of Data Base and certain related real estate. We paid total consideration of approximately $116 million, including estimated transaction costs. This amount consisted of (a) approximately $70 million of assumed indebtedness and cash payments to Data Base's stockholders and to the owner of the real estate and for related expenses and (b) 1,476,577 shares of our common stock. The amortization of the goodwill created as a result of our acquisition of Data Base will be deductible by us for federal income tax purposes.

     We believe that Data Base is a premier provider of data security services, with over 3,000 customers. Data Base's services are comprised primarily of off-site data security services, including secure transport, handling and storage of electronic media and disaster recovery support services which facilitate the restoration of corporate data at a recovery site. As of April 8, 1999, Data Base, headquartered in Bellevue, Washington, operated in 12 markets in the United States. Our data security services business operates in eight new markets and has increased its presence in four other markets as a result of the Data Base acquisition. Data Base had revenues of $26.6 million for 1998.

     As part of the Data Base acquisition, we have agreed to repurchase all of the 1,476,577 shares of our common stock that we issued to the sellers. We have agreed to repurchase these shares at $26.74 per share. We will repurchase their shares shortly after the closing of this offering. See "Use of Proceeds."


First American Records Management Acquisition

     On April 1, 1999, we acquired all of the outstanding capital stock of First American Records Management. We paid $41.7 million in cash. First American Records Management provides records and information management services to approximately 1,000 customers, including many of America's leading technology companies. As of April 1, 1999, First American Records Management, headquartered in San Jose, California, operated in five markets in the United States. First American Records Management had revenues of $9.9 million for the year ended December 31, 1998.


Other 1999 Acquisitions

     Through April 30, 1999, we acquired three additional records and information management services companies for total consideration of $7.9 million, including $2.3 million for related real estate. These companies had total revenues of $3.5 million for the fiscal year ended December 31, 1998.

     On May 1, 1999, we acquired Datavault for total consideration of $4.3 million. Datavault had total revenues of $2.0 million for its fiscal year ended January 31, 1999.


Pending Memogarde Acquisition

     On May 10, 1999, Britannia Data Management entered into an agreement to acquire Memogarde S.A. and related companies for aggregate consideration of $16.1 million, based on an exchange rate of 6.0827 French Francs per $1 on May 10, 1999, consisting of cash and the assumption of debt. We expect that this acquisition will be financed through borrowings by Britannia Data Management.

     Memogarde, headquartered and operating in Paris, France, is a leading provider of data security services in France. Memogarde had revenues of $4.3 million for its fiscal year ended February 28, 1999, based on an average exchange rate of 5.8448 French Francs per $1 for this period. The Memogarde acquisition is expected to close in June 1999 and is subject to customary conditions. We can give no assurance that the transaction will be completed. This offering is not conditioned upon completion of the Memogarde acquisition, and the Memogarde acquisition is not conditioned upon the completion of this offering.

     The following table presents certain information for the 1998 acquisitions and the 1999 acquisitions we completed through April 30, 1999, all of which, other than the information technology staffing business acquired as a part of the Arcus Group acquisition, were in the records and information management services business.


                                                        Principal State(s)/Country
Acquisition                                                     of Operation          Completion Date
-----------------------------------------------------   ---------------------------   ----------------
1998 Acquisitions:
Arcus Group, Inc. ...................................   Various (1)                   January 1998
Bekins Records Management
 (a division of Bekins Van & Storage, Inc.) .........   Nebraska                      January 1998
Midwest Records Management (a division of I-GO
 Van & Storage Co.) .................................   Nebraska                      January 1998
Records Venture One, Inc. (d/b/a Information
 Management Consultants of Arizona) .................   Arizona                       January 1998
Sloan Vaults, Inc. (d/b/a The Vault) ................   California                    February 1998
InterMation, Inc. ...................................   Oregon and Washington         April 1998
Records and information management services
 business of Bekins Moving & Storage Co. ............   Oregon and Washington         June 1998
National Underground Storage, Inc. ..................   Pennsylvania                  July 1998
Hart Information Services, Inc. .....................   Texas                         July 1998
Rockford Business Interiors, Inc. ...................   Texas                         July 1998
Albuquerque Archives, Inc. ..........................   New Mexico                    August 1998
Records and Filing Consultants, Inc. ................   Ohio                          August 1998

                                                               Principal State(s)/Country
Acquisition                                                            of Operation          Completion Date
------------------------------------------------------------   ---------------------------   ----------------
Commercial Archives, Inc. ..................................   New York                      October 1998
Leonard Archives Acquisition Corp. .........................   Michigan and Ohio             October 1998
Datavault Corporation ......................................   Maryland and Virginia         November 1998
1999 Acquisitions (through April 30, 1999):
Britannia Data Management Limited (50.1% interest) .........   United Kingdom                January 1999
Secure Accessible Files Environment, Inc. ..................   Connecticut                   February 1999
Confidential Records Center, Inc. ..........................   Maine                         March 1999
Information Storage Service Center, Inc. ...................   New Mexico                    March 1999
First American Records Management, Inc. ....................   Various (2)                   April 1999
Data Base, Inc. ............................................   Various (3)                   April 1999

----------------------

(1) Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma,
    Pennsylvania, Texas and Washington and the United Kingdom.

(2) California, Colorado, Oregon and Washington.

(3) Illinois, Maryland, North Carolina, Ohio, Pennsylvania, Texas, Virginia, Washington and Wisconsin.

                                 USE OF PROCEEDS

     The net proceeds to us from this offering are estimated to be $133.0 million, or $153.1 million if the underwriters over-allotment option is exercised in full, after deducting the underwriting discounts and estimated offering expenses. We expect to use the net proceeds from this offering (a) to repurchase all of the 1,476,577 shares of common stock that we issued in the Data Base acquisition at a purchase price equal to $26.74 per share, (b) to repay indebtedness under our credit agreement and (c) for general corporate purposes, including future acquisitions. We used borrowings under our credit agreement during the most recent 12 months to finance acquisitions and for working capital. Our credit agreement has a maturity date of September 30, 2002. The weighted average interest rate as of May 7, 1999 on indebtedness outstanding under our credit agreement was 6.25%. We may apply a portion of the net proceeds from this offering to redeem up to $57,750,000 in aggregate principal amount of our 10-1/8% Senior Subordinated Notes due 2006, at a redemption price equal to 109.125% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the date of redemption. Information in this Prospectus Supplement assumes that we will not use any portion of the net proceeds from this offering to redeem these notes. Pending these uses, the net proceeds from this offering will be invested in short-term, dividend paying or interest-bearing investment grade securities.


                           PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the New York Stock Exchange under the symbol "IRM" on April 26, 1999. Since our initial public offering in February 1996 through April 23, 1999, our common stock traded on the Nasdaq National Market under the symbol "IMTN." The following table sets forth the high and low sales prices on the Nasdaq National Market or the New York Stock Exchange, as applicable, for the periods indicated, giving effect to the stock split:


                                                       High          Low
                                                   -----------   -----------
1996
 First Quarter (from February 1, 1996) .........    $  10.83      $   9.17
 Second Quarter ................................       14.00          9.67
 Third Quarter .................................       20.33         13.67
 Fourth Quarter ................................       21.33         19.00
1997
 First Quarter .................................    $  20.67      $  14.33
 Second Quarter ................................       20.00         15.50
 Third Quarter .................................       24.17         19.50
 Fourth Quarter ................................       26.50         21.29
1998
 First Quarter .................................    $  25.08      $  20.92
 Second Quarter ................................       30.67         24.58
 Third Quarter .................................       30.50         22.50
 Fourth Quarter ................................       36.25         23.00
1999
 First Quarter .................................    $  36.25      $  27.38
 Second Quarter (through May 11, 1999) .........       33.13         26.00

     The last reported sale price of our common stock on the New York Stock Exchange on May 11, 1999 was $28-1/4. As of May 11, 1999, there were 296 holders of record of our common stock. We believe that there are more than 2,900 beneficial owners of our common stock.

                                 DIVIDEND POLICY

     We do not currently pay dividends on shares of our common stock. Our board of directors currently intends to retain future earnings, if any, for the development of our businesses and does not anticipate paying cash dividends on our common stock in the foreseeable future. Future determinations by our board of directors to pay dividends on our common stock would be based primarily upon our financial condition, results of operations and business requirements. Dividends, if any, would be payable in the sole discretion of our board of directors out of the funds legally available for that purpose. Some of our agreements pursuant to which we have borrowed funds contain provisions that limit the amount of dividends and stock repurchases that we may make.

                                 CAPITALIZATION

                     (In thousands, except per share data)

     The following table sets forth at December 31, 1998 our: (a) cash and cash equivalents and actual capitalization and (b) pro forma cash and cash equivalents and capitalization, after giving effect to our 1999 acquisitions completed through April 30, 1999, the application of the net proceeds from the sale of our 8-1/4% Senior Subordinated Notes and this offering and the application of the net proceeds from this offering as described in "Use of Proceeds."

     This table should be read in conjunction with "Use of Proceeds," "Pro Forma Condensed Consolidated Financial Information" and the Notes thereto and Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus Supplement.


                                                                     As of December 31, 1998
                                                                  -----------------------------
                                                                     Actual       Pro Forma (1)
                                                                  ------------   --------------
Cash and Cash Equivalents .....................................    $   1,715       $   45,157
                                                                   =========       ==========
Long-term Debt (Including Current Maturities):
 Credit Agreement .............................................    $  35,300       $       --
 10-1/8% Senior Subordinated Notes due 2006 ...................      165,000          165,000
 8-3/4% Senior Subordinated Notes due 2009 ....................      249,566          249,566
 8-1/4% Senior Subordinated Notes due 2011 ....................           --          149,460
 Real Estate Mortgages and Other ..............................        6,312           24,297
                                                                   ---------       ----------
  Total Long-term Debt ........................................    $ 456,178       $  588,323
Stockholders' Equity:
 Preferred Stock, $0.01 par value; 2,000 Shares Authorized,
  None Issued or Outstanding ..................................           --               --
 Common Stock, $0.01 par value; 100,000 Shares Authorized,
  29,430 Issued and Outstanding; 35,907 Issued and 34,430
  Outstanding, Pro Forma ......................................          294              359
 Common Stock--Nonvoting, $0.01 par value; 1,000 Shares
  Authorized, None Issued or Outstanding ......................           --               --
 Additional Paid-in Capital ...................................      355,927          534,862
 Accumulated Deficit ..........................................      (17,339)         (17,339)
 Less Treasury Stock, 1,477 Shares at Cost, Pro Forma .........           --          (39,484)
                                                                   ---------       ----------
 Total Stockholders' Equity ...................................      338,882          478,398
                                                                   ---------       ----------
  Total Capitalization ........................................    $ 795,060       $1,066,721
                                                                   =========       ==========

----------------------

(1) Assumes that we will not use any portion of the net proceeds from this offering to redeem a portion of our 10-1/8% senior subordinated notes. See "Use of Proceeds."

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Consolidated Balance Sheet
(the "Pro Forma Balance Sheet") has been prepared based upon the historical condensed consolidated balance sheet of Iron Mountain as of December 31, 1998 and the balance sheets as of December 31, 1998 of the 1999 acquisitions we completed through April 30, 1999, except for Britannia Data Management whose balance sheet is as of October 31, 1998. The Pro Forma Balance Sheet gives effect to: (a) the 1999 acquisitions we completed through April 30, 1999, (b) the use of the net proceeds from the sale of our 1999 8-1/4% senior subordinated notes and (c) this offering and the use of the net proceeds as described under "Use of Proceeds" as if each had occurred as of December 31, 1998. The following Unaudited Pro Forma Condensed Consolidated Statement of Operations (the "Pro Forma Statement of Operations" and together with the Pro Forma
Balance Sheet, the "Pro Forma Financial Statements") for the year ended
December 31, 1998 gives effect to each of the above transactions and to: (a) our 1998 acquisitions and (b) our sale of 6.0 million shares of our common stock in an underwritten public offering in 1998 and the use of the net proceeds from such offering, as if each had occurred as of January 1, 1998. Pro forma adjustments are described in the accompanying footnotes. See "Overview" in the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

     The Pro Forma Financial Statements assume that we will not use the net proceeds from this offering to redeem a portion of our 101/8% senior subordinated notes. If we redeem the maximum permitted aggregate principal amount of such notes with the net proceeds of this offering, then we would record, in the quarter in which it occurs, an extraordinary charge of approximately $4 million (after a tax benefit of approximately $3 million) from the early retirement of debt. This pretax extraordinary charge of $7 million would consist of a redemption premium of approximately $5 million and the write-off of unamortized deferred financing costs of approximately $2 million. The impact on the Pro Forma Balance Sheet would not be material.

     We have not included in the Pro Forma Statement of Operations results of operations prior to the date of acquisition, or pro forma adjustments, for an acquisition completed by Data Base on December 31, 1998, which had revenues of $1.0 million for its fiscal year ended September 30, 1998. See "Overview" in the accompanying Notes to Unaudited Condensed Pro Forma Financial Statements. The Pro Forma Financial Statements do not give effect to the Datavault acquisition we completed in May 1999 or Britannia Data Management's pending acquisition of Memogarde. The impact of these acquisitions is immaterial to the Pro Forma Financial Statements.

     The Pro Forma Statement of Operations does not necessarily indicate the actual results of operations that we would have reported if the events described above had occurred as of January 1, 1998, nor does it necessarily indicate the results of our future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of our 1998 and 1999 acquisitions. In the opinion of management, we have made all adjustments necessary to fairly present these pro forma financial statements.

     We have accounted for all of our acquisitions and the related real estate transactions using the purchase method of accounting.

     The pro forma condensed consolidated financial information should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Iron Mountain's financial statements and the footnotes thereto included elsewhere or incorporated by reference in this Prospectus Supplement.

                           IRON MOUNTAIN INCORPORATED


            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1998

                                 (In thousands)



                                                                    1999 Acquisitions
                                                    --------------------------------------------------
                                                                        First
                                        Historical     Britannia      American
                                           Iron           Data         Records
                                         Mountain    Management(1)   Management   Data Base    Other
                                       ------------ --------------- ------------ ----------- ---------
Assets
Current Assets .......................   $143,937       $ 13,570     $   1,822     $ 4,876    $  499
Property, Plant and
 Equipment, net ......................    266,743         31,988         3,495      21,934       495
Goodwill, net ........................    527,235         56,963           680       4,220        --
Other Long-term Assets ...............     29,470             --         1,979         675        34
                                         --------       --------     ---------     -------    ------
  Total Assets .......................   $967,385       $102,521     $   7,976     $31,705    $1,028
                                         ========       ========     =========     =======    ======
Liabilities and Stockholders' Equity
Current Liabilities ..................   $143,472       $ 15,073     $   5,134     $ 5,893    $  986
Long-term Debt, net of
 Current Portion .....................    454,447         15,109         6,668      19,227       264
Other Long-term
 Liabilities .........................      8,925             --            19          --       113
Deferred Rent ........................      9,616             --           448          --        --
Deferred Income Taxes ................     12,043            837            --          --        --
Minority Interest(2) .................         --             --            --          --        --
Stockholders' Equity
 (Deficit) ...........................    338,882         71,502        (4,293)      6,585      (335)
                                         --------       --------     ---------     -------    ------
  Total Liabilities and
   Stockholders'
    Equity ...........................   $967,385       $102,521     $   7,976     $31,705    $1,028
                                         ========       ========     =========     =======    ======


                                                                 Pro Forma
                                         Pro Forma                  Iron
                                        Adjustments               Mountain
                                       -------------           -------------
Assets
Current Assets .......................   $ 37,490     (A)       $  202,194
Property, Plant and
 Equipment, net ......................      4,520     (A)          329,175
Goodwill, net ........................    140,563     (A)          729,661
Other Long-term Assets ...............      4,426     (A)           36,584
                                         --------               ----------
  Total Assets .......................   $186,999               $1,297,614
                                         ========               ==========
Liabilities and Stockholders' Equity
Current Liabilities ..................   $ (7,392)    (B)       $  163,166
Long-term Debt, net of
 Current Portion .....................     88,219     (B)          583,934
Other Long-term
 Liabilities .........................       (113)    (B)            8,944
Deferred Rent ........................         --                   10,064
Deferred Income Taxes ................         --                   12,880
Minority Interest(2) .................     40,228     (B)           40,228
Stockholders' Equity
 (Deficit) ...........................     66,057     (B)          478,398
                                         --------               ----------
  Total Liabilities and
   Stockholders'
    Equity ...........................   $186,999               $1,297,614
                                         ========               ==========

--------
(1) Represents the historical condensed combined balance sheet of Britannia Data Management as of October 31, 1998, after conversion to U.S. generally accepted accounting principles. See "Overview--Recent Acquisitions--Britannia Data Management Acquisition" in the accompanying Notes.
(2) Minority Interest represents 49.9% of the total equity of Britannia Data Management after giving pro forma effect to the issuance of capital stock to Iron Mountain in exchange for cash and the net assets of Arcus Data Security Limited, our existing data security business in London. See "Overview--Recent Acquisitions--Britannia Data Management Acquisition" in the accompanying Notes.


    The accompanying notes are an integral part of these pro forma financial statements.

                           IRON MOUNTAIN INCORPORATED

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                      (In thousands, except per share data)



                                                             1998 and 1999 Acquisitions(1)
                                                --------------------------------------------------------
                                                 National   Britannia      First
                                    Historical    Under-       Data      American
                                       Iron       ground     Manage-      Records      Data
                                     Mountain     Storage    ment(2)    Management   Base(3)   Other(4)
                                   ------------ ---------- ----------- ------------ --------- ----------
Revenues:
 Storage .........................   $230,702     $4,657     $16,258     $  6,139    $24,907   $12,881
 Service and Storage Material
   Sales .........................    192,810        885      14,062        3,761      1,682     1,881
                                     --------     ------     -------     --------    -------   -------
   Total Revenues ................    423,512      5,542      30,320        9,900     26,589    14,762
Operating Expenses:
 Cost of Sales (Excluding
   Depreciation) .................    220,980      2,116      16,511        7,338     11,337     6,182
 Selling, General and
   Administrative ................    105,025      1,121       5,580        2,212      6,555     6,910
 Depreciation and
   Amortization ..................     49,152        713       3,863          572      3,706       887
                                     --------     ------     -------     --------    -------   -------
   Total Operating
     Expenses ....................    375,157      3,950      25,954       10,122     21,598    13,979
                                     --------     ------     -------     --------    -------   -------
Operating Income (Loss) ..........     48,355      1,592       4,366         (222)     4,991       783
Interest Expense, net ............     45,756        282       1,533          541      1,776       406
Other Income, net(6) .............      1,384         --          --           --         --        --
                                     --------     ------     -------     --------    -------   -------
Income (Loss) Before Provision
 (Benefit) for Income Taxes ......      3,983      1,310       2,833         (763)     3,215       377
Provision (Benefit) for Income
 Taxes ...........................      6,949        544       1,504          238         --      (148)
Minority Interest ................         --         --          --           --         --        --
                                     --------     ------     -------     --------    -------   -------
Net Income (Loss) ................   $ (2,966)    $  766     $ 1,329     $ (1,001)   $ 3,215   $   525
                                     ========     ======     =======     ========    =======   =======
Net Loss Per Common Share--
 Basic and Diluted ...............   $  (0.11)
                                     ========
Weighted Average Common
 Shares Outstanding ..............     27,470
                                     ========
EBITDA ...........................   $ 97,507     $2,305     $ 8,229     $    350    $ 8,697   $ 1,670


                                                                Pro
                                                               Forma
                                     Pro Forma                 Iron
                                    Adjustments             Mountain(5)
                                   -------------           ------------
Revenues:
 Storage .........................   $      --               $295,544
 Service and Storage Material
   Sales .........................          --                215,081
                                     ---------               --------
   Total Revenues ................          --                510,625
Operating Expenses:
 Cost of Sales (Excluding
   Depreciation) .................        (285)   (C)         264,179
 Selling, General and
   Administrative ................          --                127,403
 Depreciation and
   Amortization ..................       5,699    (D)          64,592
                                     ---------               --------
   Total Operating
     Expenses ....................       5,414                456,174
                                     ---------               --------
Operating Income (Loss) ..........      (5,414)                54,451
Interest Expense, net ............       4,692    (E)          54,986
Other Income, net(6) .............          --                  1,384
                                     ---------               --------
Income (Loss) Before Provision
 (Benefit) for Income Taxes ......     (10,106)                   849
Provision (Benefit) for Income
 Taxes ...........................      (1,980)   (F)           7,107
Minority Interest ................         653    (G)             653
                                     ---------               --------
Net Income (Loss) ................   $  (8,779)              $ (6,911)
                                     =========               ========
Net Loss Per Common Share--
 Basic and Diluted ...............                           $  (0.20)
                                                             ========
Weighted Average Common
 Shares Outstanding ..............       6,660    (H)          34,130
                                     =========               ========
EBITDA ...........................   $     285               $119,043

--------
(1) Represents historical results of operations for: (a) each 1998 acquisition for the period in 1998 prior to the time it was acquired and (b) each 1999 acquisition we completed through April 30, 1999, unless otherwise noted, for the year ended December 31, 1998. See "Overview--Recent Acquisitions" in the accompanying Notes.

(2) Represents the historical condensed combined statement of operations for Britannia Data Management for the year ended October 31, 1998, after conversion to U.S. generally accepted accounting principles. See "Overview--Recent Acquisitions--Britannia Data Management Acquisition" in the accompanying Notes.

(3) Does not include results of operations prior to the date of acquisition, or pro forma adjustments for, an acquisition completed by Data Base on December 31, 1998. The acquired business had revenues of $1.0 million for its fiscal year ended September 30, 1998.

(4) After a reduction of service and storage material sales revenues of $2.6 million and EBITDA of $0.6 million related to the disposition of the assets of one of our subsidiaries which we exchanged along with cash for the assets of Leonard Archives Acquisition Corp. in October 1998. See "Overview--Recent Acquisitions" in the accompanying Notes.

(5) Does not give pro forma effect to certain identified cost savings of $6.7 million that we believe would have been realized had our 1998 acquisitions and the 1999 acquisitions we completed through April 30, 1999 been fully integrated as of January 1, 1998. These cost savings relate to: (a) termination of specific employees and related net reductions in labor expenses, (b) closure of identified redundant facilities and related net reductions in occupancy costs and (c) elimination of related party expenses, management fees and compensation expenses in excess of amounts that we would have incurred.

(6) Other income, net includes a $1.7 million gain resulting from the settlement of several insurance claims related to the March 1997 fires at our South Brunswick Township, New Jersey facilities.


    The accompanying notes are an integral part of these pro forma financial statements.

                          IRON MOUNTAIN INCORPORATED


              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

Overview

     Recent Acquisitions

     In 1998, we acquired 15 records and information management services businesses including Arcus Group and National Underground Storage, Inc. Total consideration for Arcus Group was $153.7 million, including $55.0 million in aggregate fair value of our common stock and options to acquire our common stock and the balance in cash and assumed debt. Total consideration for National Underground Storage was $30.1 million in cash and assumed debt. The aggregate purchase price of the businesses and related real estate acquired in 1998, excluding Arcus Group and National Underground Storage, was $74.8 million, including $12.1 million in fair value of our common stock. In addition, we exchanged certain assets of Copyright, Inc., one of our subsidiaries, with a fair value of $3.0 million as partial consideration in our acquisition of Leonard Archives. The Pro Forma Statement of Operations reflects a reduction of service and storage material sales revenues of $2.6 million and a reduction of EBITDA of $0.6 million related to the disposition of these assets.

     In 1999, through April 30, 1999, we acquired six records and information management services businesses, including Data Base and a controlling 50.1% interest in Britannia Data Management. Total consideration for the 50.1% interest in Britannia Data Management was $49.8 million, consisting of cash and the capital stock of Arcus Data Security Limited. Total consideration for Data Base, related real estate and estimated transaction costs was approximately $116 million, including $46.0 million in fair value of our common stock and the balance in cash and assumed debt. The aggregate purchase price of the businesses and related real estate acquired through April 30, 1999, excluding Britannia Data Management and Data Base, was $49.6 million.

     Our 1998 acquisitions and 1999 acquisitions completed through April 30, 1999 are listed below:


 1998 Acquisitions:                                                                        Completion Date
                                                                                           ----------------
   Arcus Group, Inc. ..................................................................... January 1998
   Bekins Records Management (a division of Bekins Van & Storage, Inc.) .................. January 1998
   Midwest Records Management (a division of I-GO Van & Storage Co.) ..................... January 1998
   Records Venture One, Inc. (d/b/a Information Management Consultants of Arizona) ....... January 1998
   Sloan Vaults, Inc. (d/b/a The Vault) .................................................. February 1998
   InterMation, Inc. ..................................................................... April 1998
   Records and information management services business of Bekins Moving & Storage Co. ... June 1998
   National Underground Storage, Inc. .................................................... July 1998
   Hart Information Services, Inc. ....................................................... July 1998
   Rockford Business Interiors, Inc. ..................................................... July 1998
   Albuquerque Archives, Inc. ............................................................ August 1998
   Records and Filing Consultants, Inc. .................................................. August 1998
   Commercial Archives, Inc. ............................................................. October 1998
   Leonard Archives Acquisition Corp. .................................................... October 1998
   Datavault Corporation ................................................................. November 1998
 1999 Acquisitions (through April 30, 1999):
   Britannia Data Management Limited (50.1% interest) .................................... January 1999
   Secure Accessible Files Environment, Inc. ............................................. February 1999
   Confidential Records Center, Inc. ..................................................... March 1999
   Information Storage Service Center, Inc. .............................................. March 1999
   First American Records Management, Inc. ............................................... April 1999
   Data Base, Inc. ....................................................................... April 1999

                          IRON MOUNTAIN INCORPORATED


              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (Continued)
Overview (continued)

     Britannia Data Management Acquisition

     On January 4, 1999, we purchased a controlling 50.1% interest in Britannia Data Management for total consideration of $49.8 million, consisting of $47.3 million in cash and the balance in the capital stock of Arcus Data Security Limited, our existing data security services business in London. We acquired shares of Britannia Data Management from Mentmore Abbey plc and from Abbey Storage Limited, a wholly owned subsidiary of Mentmore Abbey. In addition, we acquired newly issued shares from Britannia Data Management in exchange for cash and the capital stock of Arcus Data Security Limited. Upon completion of the transactions, we owned 50.1% of the outstanding capital stock of Britannia Data Management and Mentmore Abbey owned the remaining 49.9%. Concurrently with these transactions, Britannia Data Management acquired the net assets of Abbey Records Management for $5.9 million.

     The acquisition was accounted for as a purchase. Britannia Data Management will be included in our consolidated financial results from the date of acquisition. Britannia Data Management has an April 30 fiscal year end. For consolidation purposes, we have designated October 31 as its fiscal year end. Accordingly, the Pro Forma Financial Statements include its condensed combined balance sheet and the condensed combined statement of operations as of and for the year ended October 31, 1998.

     We prepared the financial statements of Britannia Data Management in accordance with U.S. generally accepted accounting principles and translated them into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The functional currency of Britannia Data Management is Pounds Sterling. Accordingly, we have translated the assets and liabilities into U.S. dollars at an exchange rate of $1.6771 per [British Pound]1, the exchange rate in effect at the end of the period translated. We translated revenues and expenses into U.S. dollars at an exchange rate of $1.6622 per [British Pound]1, the average exchange rate during the period translated. We include gains and losses that result from translating assets and liabilities into U.S. dollars in stockholders' equity as a cumulative translation adjustment. The amount of the cumulative translation adjustment as of October 31, 1998 included in stockholders' equity on the accompanying Pro Forma Balance Sheet was $2.1 million.


     Data Base Acquisition

     On April 8, 1999, we acquired Data Base and related real estate for approximately $116 million, including estimated transaction costs. As part of the total consideration, we issued 1,476,577 shares of common stock with a fair value of $46.0 million. The amortization of the goodwill created as a result of this transaction will be deductible for federal income tax purposes. On December 31, 1998, Data Base completed the acquisition of File Protek, Inc., a data security services business in Portland, Oregon. The results of operations of File Protek are not included in the accompanying Pro Forma Statement of Operations. File Protek had total revenues of $1.0 million for its fiscal year ended September 30, 1998.

     We agreed to repurchase all of the 1,476,577 shares issued in connection with the Data Base acquisition from the former shareholders of Data Base with a portion of the proceeds from this offering. The repurchase is contingent upon the completion of this offering. The repurchase price of those shares will be equal to $26.74 per share.

                          IRON MOUNTAIN INCORPORATED


              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (Continued)

Balance Sheet

     We paid aggregate consideration for the 1998 and 1999 acquisitions we completed through April 30, 1999 of $474.0 million. We have allocated the excess of the purchase price over the book value of the net assets acquired for each of the acquisitions to tangible and intangible assets, based on our estimate of the fair value of the net assets acquired. It is not practicable at this time for us to estimate the fair value of every asset acquired and liability assumed in the 1998 and 1999 acquisitions we completed through April 30, 1999. As a result, we have used the net book value of certain assets and liabilities as an estimate of fair value for pro forma purposes. The allocation of the aggregate purchase price is illustrated below (in millions):



 1998 Acquisitions:
   Current Assets ....................................................    $  28.9
   Property, Plant and Equipment .....................................       54.2
   Goodwill ..........................................................      202.7
   Other Long-term Assets ............................................        1.7
   Current Liabilities ...............................................      (22.7)
   Deferred Income Taxes .............................................       (2.4)
   Other Long-term Liabilities .......................................       (3.8)
                                                                          -------
      Purchase Price of 1998 Acquisitions ............................                 $  258.6

 1999 Acquisitions (through April 30, 1999):
   Current Assets ....................................................       22.0
   Property, Plant and Equipment .....................................       62.4
   Fair Value of Arcus Data Security Net Assets ......................        2.5
   Goodwill ..........................................................      202.4
   Other Long-term Assets ............................................        2.6
   Current Liabilities ...............................................      (19.7)
   Long-term Debt ....................................................      (15.3)
   Deferred Income Taxes .............................................       (0.8)
   Other Long-term Liabilities .......................................       (0.5)
   Minority Interest .................................................      (40.2)
                                                                          -------
      Purchase Price of 1999 Acquisitions ............................                    215.4
                                                                                       --------
      Total Purchase Price of the 1998 and 1999 Acquisitions .........                 $  474.0
                                                                                       ========

                           IRON MOUNTAIN INCORPORATED


               NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS -- (Continued)

Balance Sheet (continued)

     We have assumed our 1998 and 1999 acquisitions completed through April 30, 1999 to be financed with common stock, options to purchase common stock, the net proceeds from the sale in 1997 of our 8-3/4% senior subordinated notes, the net proceeds from the sale in 1999 of our 8-1/4% senior subordinated notes, our 1998 public equity offering, certain of our assets, including the capital stock of Arcus Data Security Limited, and the net proceeds from this offering as follows (in millions):



 1998 Acquisitions:
   Fair Value of Common Stock Issued ..............................    $  51.4
   Fair Value of Options Granted ..................................       15.7
   Proceeds from our 1997 8-3/4% Senior Subordinated Notes ........       24.5
   Proceeds from our 1998 Public Equity Offering ..................      132.0
   Proceeds from our 1999 8-1/4% Senior Subordinated Notes ........       32.0
   Assets of Copyright, Inc. ......................................        3.0
                                                                       -------
      Purchase Price of 1998 Acquisitions .........................                 $  258.6
 1999 Acquisitions (through April 30, 1999):
   Fair Value of Common Stock Issued ..............................    $  46.0
   Proceeds from this Offering ....................................       53.9
   Proceeds from our 1999 8-1/4% Senior Subordinated Notes ........      113.0
   Capital Stock of Arcus Data Security Limited ...................        2.5
                                                                       -------
      Purchase Price of 1999 Acquisitions .........................                    215.4
                                                                                    --------
       Total Purchase Price of 1998 and 1999 Acquisitions .........                 $  474.0
                                                                                    ========

                          IRON MOUNTAIN INCORPORATED


              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (Continued)

Balance Sheet (continued)

     The accompanying Pro Forma Balance Sheet as of December 31, 1998 has been prepared as if our 1999 acquisitions we completed through April 30, 1999, the use of the net proceeds from the sale of our 1999 8-1/4% senior subordinated notes, and this offering and the use of the net proceeds as described under "Use of Proceeds" had been completed as of December 31, 1998 and reflects the following pro forma adjustments:

   (A) Pro forma adjustments to Assets consist of the following (in millions, except share data):



                                                                                 Property,                    Other
                                                                     Current     Plant and                  Long-term
                                                                      Assets     Equipment     Goodwill      Assets
                                                                    ---------   -----------   ----------   ----------
Acquisition Adjustments:
Reverse assets of acquired companies not purchased ..............    $  (0.1)     $  --        $    --        $ --
Record estimated fair value in excess of net book value of
 buildings acquired .............................................         --        4.5             --          --
Record cash received by Britannia Data Management for newly
 issued shares of stock, net of cash paid for its acquisition of
 the net assets of Abbey Records Management .....................        1.3         --             --          --
Reverse goodwill of acquired companies not purchased ............         --         --          (61.8)         --
Record goodwill related to acquired companies ...................         --         --          202.4          --
                                                                     -------       ----        -------        ----
  Total Acquisition Adjustments .................................        1.2        4.5          140.6          --
                                                                     -------       ----        -------        ----
Use of Proceeds Adjustments:
Record estimated net proceeds from this offering ................      133.0         --             --          --
Record use of a portion of the net proceeds from this offering to repurchase 1,476,577 shares of common stock at $26.74
 per share in connection with the Data Base acquisition .........      (39.5)        --             --          --
Record use of a portion of the net proceeds from this offering to repay borrowings under our revolving credit facility and to repay debt used to finance our 1999 acquisitions completed
 through April 30, 1999 .........................................      (57.2)        --             --          --
Record deferred financing fees associated with our 1999 8-1/4%
 Senior Subordinated Notes ......................................         --         --             --         4.4
                                                                     -------       ----        -------        ----
  Total Use of Proceeds Adjustments .............................       36.3         --             --         4.4
                                                                     -------       ----        -------        ----
  Total Pro Forma Adjustments ...................................    $  37.5      $ 4.5        $ 140.6       $ 4.4
                                                                     =======      =====        =======       =====

                          IRON MOUNTAIN INCORPORATED


              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (Continued)

Balance Sheet (continued)

     (B) Pro forma adjustments to Liabilities and Stockholders' Equity consist of the following (in millions, except share data):



                                                                                            Other
                                                                 Current     Long-term    Long-term    Minority   Stockholders'
                                                               Liabilities      Debt     Liabilities   Interest      Equity
                                                              ------------- ----------- ------------- ---------- --------------
Acquisition Adjustments:
Reverse liabilities and equity not assumed in connection
 with the 1999 acquisitions we completed through April
 30, 1999 ...................................................    $ (7.4)     $  (25.9)     $ (0.1)      $  --       $ (82.5)
Record additional debt to finance the 1999 acquisitions
 we completed through April 30, 1999 ........................        --         166.9          --          --            --
Record minority interest in the net assets of Britannia
 Data Management ............................................        --            --          --        40.2            --
Record equity issued by Britannia Data Management in
 exchange for cash and the net assets of Arcus Data
 Security Limited ...........................................        --            --          --          --           9.1
Record common stock issued to finance the 1999
 acquisitions we completed through April 30, 1999 ...........        --            --          --          --          46.0
                                                                 ------      --------      ------       -----       -------
  Total Acquisition Adjustments .............................      (7.4)        141.0        (0.1)       40.2         (27.4)
                                                                 ------      --------      ------       -----       -------
Use of Proceeds Adjustments:
Record estimated net proceeds from this offering ............        --            --          --          --         133.0
Record use of a portion of the net proceeds from this
 offering to repurchase 1,476,577 shares of common
 stock at $26.74 per share in connection with the Data
 Base acquisition ...........................................        --            --          --          --         (39.5)
Record proceeds from the sale of our 1999 8-1/4% Senior
 Subordinated Notes .........................................        --         149.4          --          --            --
Record use of the net proceeds from our 1999 8-1/4%
 Senior Subordinated Notes to repay borrowings under
 our revolving credit facility ..............................        --        (145.0)         --          --            --
Record use of a portion of net proceeds from this offering
 to repay borrowings under our revolving credit facility.....        --         (57.2)         --          --            --
                                                                 ------      --------      ------       -----       -------
  Total Use of Proceeds Adjustments .........................        --         (52.8)         --          --          93.5
                                                                 ------      --------      ------       -----       -------
  Total Pro Forma Adjustments ...............................    $ (7.4)     $   88.2      $ (0.1)     $ 40.2       $  66.1
                                                                 ======      ========      ======      ======       =======

                          IRON MOUNTAIN INCORPORATED


              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (Continued)

Statement of Operations

     Pro Forma Adjustments

     We have prepared the accompanying Pro Forma Statement of Operations for the year ended December 31, 1998 as if our 1998 and 1999 acquisitions completed through April 30, 1999, our 1998 equity offering, the sale in 1999 of our 8-1/4% Senior Subordinated Notes and this offering had occurred on January 1, 1998 and to reflect the following pro forma adjustments:

     (C) To reduce cost of sales to eliminate rent expense for facilities we purchased as part of certain acquisitions that would not have been incurred had these acquisitions occurred as of January 1, 1998.

     (D) To adjust depreciation expense based on the fair value of the assets acquired and the remaining useful lives and the amortization of goodwill. Property, plant and equipment are depreciated over three to 50 years, goodwill is amortized over 25 to 30 years, software is amortized over three years and covenants not-to-compete are amortized over two to five years on a straight-line basis. This depreciation and amortization may change when we determine the final fair value of the net assets acquired.

   (E) Pro forma adjustments to Interest Expense consist of the following (in millions):



      Acquisition Adjustments:
      Reverse interest expense on debt of the acquired companies retired or not
        assumed ......................................................................     $ (3.0)
      Record interest expense on the additional debt used to finance our 1999
        acquisitions assumed to be financed under our revolving credit facility ......        9.8
      Use of Proceeds Adjustments:
      Reverse interest expense on our revolving credit facility debt assumed to be retired with the net proceeds from our 1999 8-1/4% Senior Subordinated
        Notes ........................................................................       (9.4)
      Record interest expense related to our 1999 8-1/4% Senior Subordinated
        Notes, including amortization of deferred financing fees .....................       12.8
      Record interest income on excess cash from this offering of $36.3 million at
        an assumed rate of 4.75% per annum ...........................................       (1.7)
      Reverse interest expense on our revolving credit facility debt assumed to be
        retired with a portion of the net proceeds from this offering ................       (3.8)
                                                                                           ------
      Total Acquisition and Use of Proceeds Adjustments ..............................     $  4.7
                                                                                           ======

                          IRON MOUNTAIN INCORPORATED


              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (Continued)

Statement of Operations (continued)

     (F) To adjust the provision for income taxes to a 40% rate on pro forma U.S. income before nondeductible goodwill amortization and other nondeductible expenses.

     (G) To record the 49.9% minority interest in the net income of Britannia Data Management after giving pro forma effect to the net income of Arcus Data Security Limited for the year ended December 31, 1998.

     (H) To adjust the pro forma weighted average common shares outstanding as if the 1998 and 1999 acquisitions we completed through April 30, 1999, our 1998 public equity offering and this offering had occurred on January 1, 1998. The number of shares of common stock issued, or assumed to be issued, and assumed to be repurchased, and the adjustments are as follows (in thousands):



                                                    Total
                                                  Number of        Adjustments to
                                                Shares Issued     Weighted Average
                                               or Repurchased          Shares
                                              ----------------   -----------------
   Transactions:
   This Offering ..........................         5,000               5,000
   1998 Public Equity Offering ............         6,038               1,538
   Data Base ..............................         1,477               1,477
   Repurchase of Data Base shares .........        (1,477)             (1,477)
   Other ..................................           489                 122
                                                   ------              ------
    Total Shares Issued, or Assumed to be
     Issued, and Assumed to be Repurchased,
      for these Transactions ..............        11,527               6,660
                                                   ======              ======

           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

                     (In thousands, except per share data)

     The following selected consolidated statements of operations and balance sheet data of Iron Mountain is derived from Iron Mountain's audited consolidated financial statements. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus Supplement.


                                                                             Year Ended December 31,
                                                        ------------------------------------------------------------------
                                                            1994         1995         1996          1997          1998
                                                        ------------ ------------ ------------ ------------- -------------
Consolidated Statements of Operations Data:
Revenues:
 Storage ..............................................   $54,098      $ 64,165     $85,826      $125,968      $230,702
 Service and Storage Material Sales ...................    33,520        40,271      52,892        82,797       192,810
                                                          -------      --------     -------       --------     --------
   Total Revenues .....................................    87,618       104,436     138,718       208,765       423,512
Operating Expenses:
 Cost of Sales (Excluding Depreciation) ...............    45,880        52,277      70,747       106,879       220,980
 Selling, General and Administrative ..................    20,853        26,035      34,342        51,668       105,025
 Depreciation and Amortization ........................     8,690        12,341      16,936        27,107        49,152
                                                          -------      --------     -------       -------      --------
   Total Operating Expenses ...........................    75,423        90,653     122,025       185,654       375,157
                                                          -------      --------     -------       --------     --------
Operating Income ......................................    12,195        13,783      16,693        23,111        48,355
Interest Expense, Net .................................     8,954        11,838      14,901        27,712        45,756
Other Income, Net (1) .................................        --            --          --            --         1,384
                                                          -------      --------     -------       -------      --------
Income (Loss) Before Provision (Benefit)
 for Income Taxes .....................................     3,241         1,945       1,792        (4,601)        3,983
Provision (Benefit) for Income Taxes ..................     1,957         1,697       1,435           (80)        6,949
                                                          -------      --------     -------       -------      --------
Income (Loss) Before Extraordinary Charge .............     1,284           248         357        (4,521)       (2,966)
Extraordinary Charge, Net of Tax Benefit (2) ..........        --            --       2,126            --            --
                                                          -------      --------     -------       -------      --------
Net Income (Loss) .....................................     1,284           248      (1,769)       (4,521)       (2,966)
Accretion of Redeemable Put Warrant ...................     1,412         2,107         280            --            --
                                                          -------      --------     -------       -------      --------
Net Loss Applicable to Common
 Stockholders .........................................   $  (128)     $ (1,859)    $(2,049)      $(4,521)     $ (2,966)
                                                          =======      ========     =======       =======      ========
Income (Loss) Per Common Share--Basic and Diluted:
 Income (Loss) Before Extraordinary Charge ............   $ (0.40)     $ (32.61)    $  0.00       $ (0.26)     $  (0.11)
 Extraordinary Charge, Net of Tax Benefit (2) .........        --            --       (0.15)           --            --
                                                          -------      --------     -------       -------      --------
 Net Loss Applicable to Common
  Stockholders ........................................   $ (0.40)     $ (32.61)    $ (0.15)      $ (0.26)     $  (0.11)
                                                          =======      ========     =======       =======      ========
 Weighted Average Common Shares Outstanding ...........       321            57      13,911        17,172        27,470
                                                          =======      ========     =======       =======      ========
 Pro Forma (3):
  Net Loss Per Share Applicable to
   Common Stockholders ................................   $ (0.01)     $  (0.16)    $ (0.13)      $ (0.26)     $  (0.11)
                                                          =======      ========     =======       =======      ========
 Weighted Average Common Shares Outstanding ...........    11,976        11,676      15,206        17,172        27,470
                                                          =======      ========     =======       =======      ========
Other Data:
EBITDA (4) ............................................   $20,885      $ 26,124     $33,629       $50,218      $ 97,507
EBITDA as a Percentage of Total Revenues ..............      23.8%         25.0%       24.2%         24.1%         23.0%
Capital Expenditures:
 Growth (5)(6) ........................................   $15,829      $ 14,395     $23,334       $37,082      $ 54,566
 Maintenance (7) ......................................     1,151           858       1,112         1,238         1,888
                                                          -------      --------     -------       -------      --------
   Total Capital Expenditures (6) .....................   $16,980      $ 15,253     $24,446       $38,320      $ 56,454
                                                          =======      ========     =======       =======      ========

                                                            As of December 31,
                                      --------------------------------------------------------------
                                         1994         1995         1996         1997         1998
                                      ----------   ----------   ----------   ----------   ----------
Consolidated Balance Sheet Data:
Cash and Cash Equivalents .........    $  1,303     $  1,585     $  3,453     $ 24,510     $  1,715
Total Assets ......................     136,859      186,881      281,799      636,786      967,385
Total Debt ........................      86,258      121,874      184,733      428,018      456,178
Stockholders' Equity ..............      22,869       21,011       52,384      137,733      338,882

----------------------

(1) Other income, net includes a $1.7 million gain resulting from the settlement of several insurance claims related to the March 1997 fires at our South Brunswick Township, New Jersey facilities.

(2) The extraordinary charge consists of a prepayment penalty, the write-off of deferred financing costs, original issue discount and loss on termination of interest rate protection agreements.

(3) Represents pro forma earnings per share as if the preferred stock that was converted into common stock in connection with our initial public offering completed in 1996 had been converted for all periods presented. See Notes 5 and 6 of Notes to Iron Mountain's Consolidated Financial Statements.

(4) Based on our experience in the records and information management services industry, we believe that EBITDA is an important tool for measuring the performance of records and information management services companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA in evaluating records and information management services companies, and substantially all of our financing agreements contain covenants in which EBITDA is used as a measure of financial performance. However, you should not consider EBITDA to be a substitute to operating or net income (as determined in accordance with GAAP) as an indicator of our performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and our sources and applications of cash flow.

(5) Growth capital expenditures consist primarily of investments in racking systems, management information systems, new buildings and expansion of storage capacity in existing facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Investments."

(6) Includes $2,901 in 1994 related to the cost of constructing a records and information management services facility which was sold in a sale and leaseback transaction in 1994.

(7) Consists of capital expenditures we made in order to maintain our current revenues.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with the Selected Consolidated Financial and Operating Information and Iron Mountain's Consolidated Financial Statements and the Notes thereto and the other financial and operating information included elsewhere or incorporated by reference in this Prospectus Supplement.


Overview

     Our primary financial objective is to increase our consolidated EBITDA, which is a source of funds for investment in continued internal growth and growth through acquisitions and to service indebtedness. We have benefited from growth in consolidated EBITDA, which has increased from $33.6 million for 1996 to $97.5 million for 1998 (a compound annual growth rate of 70.3%). However, this objective has negatively affected other measures of our financial performance, such as consolidated net income and consolidated net income applicable to common stockholders.

     For the years ended December 31, 1996 through 1998, we experienced consolidated net losses applicable to common stockholders. We attribute such losses in part to significant charges associated with our pursuit of our growth strategy, namely:

     o increases in depreciation and amortization expenses associated with expansion of our storage capacity,

     o increases in goodwill amortization associated with acquisitions accounted for under the purchase method and

     o increases in interest expense associated with the borrowings used to fund our acquisitions.

     In addition, consolidated net income applicable to common stockholders was negatively affected in 1996 by an extraordinary charge related to the early retirement of debt.

     We classify our operations into two fundamental businesses: records and information management services and information technology staffing. We acquired our information technology staffing business in connection with our acquisition of Arcus Group. We manage the reportable segments separately since each business has different economic characteristics based on the differing customer requirements and the nature of the services provided.

     Our records and information management services revenues consist of storage revenues as well as service and storage material sales revenues. Storage revenues consist of periodic charges related to the storage of materials (either on a per unit or per cubic foot of records basis) and have accounted for approximately 60% of total records and information management services revenues in each of the last five years. In certain circumstances, based upon customer requirements, storage revenues include periodic charges associated with normal, recurring service activities. Service and storage material sales revenues are comprised of charges for related service activities and the sale of storage materials and are derived primarily from our courier operations, consisting primarily of the pickup and delivery of records upon customer request, additions of new records, temporary removal of records from storage, refiling of removed records, destructions of records, permanent withdrawals from storage and sales of specially designed storage containers, magnetic media, including computer tapes, and related supplies. Customers are generally billed on a monthly basis on contractually agreed-upon terms.

     Our information technology staffing business generates revenues by supplying information technology professionals to information technology staffing clients on either a contract or temporary basis. We also recruit information technology professionals for permanent placement with information technology staffing clients.

     Cost of sales (excluding depreciation) for our records and information management services segment consists primarily of wages and benefits, facility occupancy costs, vehicle and other equipment costs and supplies. Of these, wages and benefits and facility occupancy costs are the most significant. Over the past several years, we have been able to reduce per Carton storage costs by:

     o designing racking systems and operating space to maximize facility storage efficiency,

     o negotiating favorable facility leases and having facilities built to our custom specifications and

     o occupying larger facilities, which, when filled, are less expensive per Carton to operate.

     For the information technology staffing segment, cost of sales (excluding depreciation) consists primarily of wages and benefits.


     Selling, general and administrative expenses for both our records and information management services and information technology staffing segments consist primarily of management, administrative, sales and marketing wages and benefits, as well as travel, communications, professional fees, bad debts, training, office equipment and supplies expenses.


     Our consolidated depreciation and amortization charges result primarily from the capital-intensive nature of the records and information management services business and the acquisitions we have completed. The principal components of depreciation relate to racking systems and related equipment, new buildings and leasehold improvements, equipment for new facilities and computer system hardware and software. Amortization primarily relates to goodwill and noncompetition agreements arising from acquisitions and customer acquisition costs. We have accounted for all of our acquisitions under the purchase method. Since the purchase price for records and information management services companies is usually substantially in excess of the fair value of their net assets, these purchases have given rise to significant goodwill and, accordingly, significant levels of amortization. Although amortization is a non-cash charge, it does decrease reported consolidated net income. We have not acquired any information technology staffing companies other than through our acquisition of Arcus Group.


     EBITDA is an important financial performance measure in the records and information management services industry, both for determining the value of companies within the industry and for defining standards for borrowing from institutional lenders. Our records and information management services EBITDA margins were 24.2% for 1996, 24.1% for 1997 and 25.0% for 1998. We acquired 16 records and information management services businesses in 1996, 18 in 1997 and 15 in 1998, most of which had lower EBITDA margins than the rest of our records and information management services business. We generally did not recognize anticipated synergies relating to such acquisitions immediately. Nonetheless, we have been able to maintain our recent records and information management services EBITDA margins through increased overall operating efficiencies and economies of scale and the realization of synergies in connection with earlier acquisitions.


     Although the EBITDA margin for our information technology staffing business is lower than for our records and information management services business, the capital requirements in the information technology staffing business are minimal. The EBITDA margin of our information technology staffing business for 1998 was 3.9%. This resulted in our 1998 consolidated EBITDA margin being lower than it was in prior years. Our consolidated EBITDA margin for 1998 was 23.0%, as compared to 24.1% for 1997 and to our records and information management services EBITDA margin of 25.0% for 1998.


     In March 1997, we experienced three fires that resulted in damage to one and destruction of our other records and information management services facility in South Brunswick Township, New Jersey. The affected facilities represented less than three percent of revenues and less than two percent of consolidated EBITDA for 1996. The results for the year ended December 31, 1997 do not include any gain or loss resulting from the fires. In June 1998, we settled several insurance claims, including a significant claim under our business interruption insurance policy, related to the fires. Other income, net, for the year ended December 31, 1998 includes a $1.7 million gain related to this settlement. The calculation of EBITDA does not include this gain. See "Business--Legal Proceedings" and Note 11 of Notes to Iron Mountain's Consolidated Financial Statements for a description of certain claims and proceedings against Iron Mountain relating to these fires.


     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until specified capitalization criteria are met. SOP 98-1 also defines which types of costs should be capitalized and which should be expensed. We have adopted SOP 98-1 prospectively as of January 1, 1999. Based on our current budget, we expect our 1999 net income to be negatively impacted by approximately $2 million and our 1999 EBITDA to be negatively impacted by approximately $4 million.

Results of Operations

     The following table sets forth, for the periods indicated, information derived from Iron Mountain's consolidated statements of operations, expressed as a percentage of total consolidated revenues.



                                                                     Year Ended December 31,
                                                            ------------------------------------------
                                                                1996           1997           1998
                                                            ------------   ------------   ------------
Revenues:
 Storage ................................................        61.9%          60.3%          54.5%
 Service and Storage Material Sales .....................        38.1           39.7           45.5
                                                                -----          -----          -----
  Total Revenues ........................................       100.0          100.0          100.0
                                                                -----          -----          -----
Operating Expenses:
 Cost of Sales (Excluding Depreciation) .................        51.0           51.2           52.2
 Selling, General and Administrative ....................        24.8           24.7           24.8
 Depreciation and Amortization ..........................        12.2           13.0           11.6
                                                                -----          -----          -----
  Total Operating Expenses ..............................        88.0           88.9           88.6
                                                                -----          -----          -----
Operating Income ........................................        12.0           11.1           11.4
Interest Expense ........................................        10.7           13.3           10.8
Other Income, Net .......................................          --             --            0.3
                                                                -----          -----          -----
Income (Loss) before Provision for Income Taxes .........         1.3           (2.2)           0.9
Provision for Income Taxes ..............................         1.0             --            1.6
                                                                -----          -----          -----
Income (Loss) Before Extraordinary Charge ...............         0.3           (2.2)          (0.7)
Extraordinary Charge, Net of Tax Benefit ................         1.6             --             --
                                                                -----          -----          -----
Net Loss ................................................        (1.3)          (2.2)          (0.7)
Accretion of Redeemable Put Warrant .....................         0.2             --             --
                                                                -----          -----          -----
Net Loss Applicable to Common Stockholders ..............        (1.5)%         (2.2)%         (0.7)%
                                                                =====          =====          =====
EBITDA ..................................................        24.2%          24.1%          23.0%
                                                                =====          =====          =====

     The following table sets forth, for the year ended December 31, 1998, information derived from Iron Mountain's consolidated statements of operations, as it relates to our records and information management services and information technology staffing business segments, expressed as a percentage of total revenues for each such segment.



                                                   Records and Information       Information
                                                     Management Services     Technology Staffing
                                                  ------------------------- --------------------
Segment Revenues:
 Storage ........................................            60.1%                     --%
 Service and Storage Material Sales .............            39.9                   100.0
                                                            -----                   -----
  Total Segment Revenues ........................           100.0                   100.0
                                                            -----                   -----
Operating Expenses:
 Cost of Sales (Excluding Depreciation) .........            50.0                    73.0
 Selling, General and Administrative ............            25.0                    23.1
 Depreciation and Amortization ..................            12.6                     2.2
                                                            -----                   -----
  Total Operating Expenses ......................            87.6                    98.3
                                                            -----                   -----
Operating Income ................................            12.4%                    1.7%
                                                            =====                   =====
EBITDA ..........................................            25.0%                    3.9%
                                                            =====                   =====

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Consolidated storage revenues increased $104.7 million, or 83.1%, to $230.7 million for the year ended December 31, 1998 from $126.0 million for the year ended December 31, 1997, primarily due to the completion of 33 acquisitions during 1998 and 1997. Consolidated storage revenue internal revenue growth was 10.2% and resulted primarily from net increases in records and other media stored by existing customers and from sales to new customers. The records and information management services business accounted for all of the storage revenues for the years ended December 31, 1998 and 1997.

     Consolidated service and storage material sales revenues increased $110.0 million, or 132.9%, to $192.8 million for the year ended December 31, 1998 from $82.8 million for the year ended December 31, 1997, primarily due to acquisitions. Service and storage material sales for our records and information management services segment internal revenue growth was 14.6% and resulted from increases in service and storage material sales to existing customers and the addition of new customer accounts. The $110.0 million increase includes $39.6 million attributable to our information technology staffing business. Service and storage material sales revenues for our records and information management services business increased $70.4 million, or 85.0%, to $153.2 million from $82.8 million for the year ended December 31, 1997.

     For the reasons discussed above, total consolidated revenues increased $214.7 million, or 102.9%, to $423.5 million for the year ended December 31, 1998 from $208.8 million for the year ended December 31, 1997. Total revenues for the records and information management services business increased $175.1 million, or 83.9%, to $383.9 million for the year ended December 31, 1998 from $208.8 million for the year ended December 31, 1997. Total information technology staffing revenues amounted to $39.6 million for the year ended December 31, 1998. Total records and information management services internal revenue growth was 11.9%.

     Consolidated cost of sales (excluding depreciation) increased $114.1 million, or 106.8%, to $221.0 million (52.2% of consolidated revenues) for the year ended December 31, 1998 from $106.9 million (51.2% of consolidated revenues) for the year ended December 31, 1997. We attribute the dollar increase primarily to the increase in records and other media stored, expenses related to facility relocations and costs associated with our new information technology staffing business. We attribute the increase as a percentage of consolidated revenues primarily to the information technology staffing business having a lower gross margin than the records and information management services business. Cost of sales (excluding depreciation) for our records and information management services business increased $85.2 million to $192.1 million (50.0% of records and information management services revenues) for the year ended December 31, 1998 from $106.9 million (51.2% of records and information management services revenues) for the same period last year. We attribute the decrease as a percentage of revenues primarily to:

     o particular data security acquisitions, including the Arcus Group acquisition, and the acquisition of a software escrow business, acquired in the third quarter of 1997, having a higher gross margin than the rest of Iron Mountain and

     o the closing of redundant facilities associated with particular acquisitions.

The information technology staffing business reported cost of sales (excluding depreciation) of $28.9 million (73.0% of information technology staffing revenues).

     Consolidated selling, general and administrative expenses increased $53.4 million, or 103.3%, to $105.0 million (24.8% of consolidated revenues) for the year ended December 31, 1998 from $51.7 million (24.7% of consolidated revenues) for the year ended December 31, 1997. We attribute the dollar increase primarily to:

     o the addition of overhead attributable to the Arcus Group acquisition,

     o additional salespeople, primarily related to the acquisitions of Arcus Group and Safesite Records Management Corporation and our decision to significantly increase our selling resources,

     o increased personnel, office and overhead costs to support our growth and

     o recruiting, relocation and training expenses associated with acquisition integration.

     As a result, selling, general and administrative expenses for the records and information management services business increased $44.2 million to $95.9 million (25.0% of records and information management services revenues) for the year ended December 31, 1998 from $51.7 million (24.7% of records and information management services revenues) for the year ended December 31, 1997. The information technology staffing business reported selling, general and administrative expenses of $9.1 million (23.1% of information technology staffing revenues).

     Consolidated depreciation and amortization expense increased $22.1 million, or 81.5%, to $49.2 million (11.6% of consolidated revenues) for the year ended December 31, 1998 from $27.1 million (13.0% of consolidated revenues) for the year ended December 31, 1997. We attribute the dollar increase primarily to the additional depreciation and amortization expense related to our acquisitions and capital expenditures for our records and information management services businesses, including racking systems, information systems and expansion of storage capacity in existing facilities. As a result, depreciation and amortization expense for the records and information management services business increased $21.2 million to $48.3 million (12.6% of records and information management services revenues) for the year ended December 31, 1998 from $27.1 million (13.0% of records and information management services revenues) for the year ended December 31, 1997. The information technology staffing business reported depreciation and amortization expenses of $0.9 million (2.2% of information technology staffing revenues).

     As a result of the foregoing factors, consolidated operating income increased $25.3 million, or 109.5%, to $48.4 million (11.4% of consolidated revenues) for the year ended December 31, 1998 from $23.1 million (11.1% of consolidated revenues) for the year ended December 31, 1997. Operating income for the records and information management services business increased $24.6 million, or 106.3%, to $47.7 million (12.4% of records and information management services revenues) for the year ended December 31, 1998 from $23.1 million (11.1% of records and information management services revenues) for the year ended December 31, 1997. Operating income for the information technology staffing business was $0.7 million (1.7% of information technology staffing revenues) for the year ended December 31, 1998.

     Consolidated interest expense increased $18.0 million, or 65.1%, to $45.7 million for the year ended December 31, 1998 from $27.7 million for the year ended December 31, 1997. We attribute the increase primarily to increased indebtedness related to the financing of acquisitions and capital expenditures. Such increase was partially offset by lower effective interest rates for the year ended December 31, 1998 compared to the same period in 1997.

     Consolidated other income for the year ended December 31, 1998 is comprised of a $1.7 million gain resulting from the settlement of several insurance claims, including a significant claim under our business interruption insurance policy, related to the March 1997 fires at our South Brunswick Township, New Jersey facilities. A $0.3 million loss on a foreign currency transaction in connection with our acquisition of Britannia Data Management partially offset such gain.

     As a result of the foregoing factors, consolidated income (loss) before the provision (benefit) for income taxes increased $8.6 million to income of $4.0 million (0.9% of consolidated revenues) for the year ended December 31, 1998 from a loss of $4.6 million (2.2% of consolidated revenues) for the year ended December 31, 1997. The provision for income taxes was $6.9 million for the year ended December 31, 1998 compared to a credit of $0.1 million for the year ended December 31, 1997. Our effective tax rate is higher than statutory rates primarily due to the amortization of the nondeductible portion of goodwill associated with particular acquisitions (the tax laws generally permit deduction of such expenses for asset purchases, but not for acquisitions of stock). In connection with our 1998 acquisitions, we recorded approximately $128.1 million in nondeductible goodwill.

     Consolidated net loss decreased $1.5 million to a net loss of $3.0 million (0.7% of consolidated revenues) for the year ended December 31, 1998 from a consolidated net loss of $4.5 million (2.2% of consolidated revenues) for the year ended December 31, 1997.

     As a result of the foregoing factors, consolidated EBITDA increased $47.3 million, or 94.2%, to $97.5 million (23.0% of consolidated revenues) for the year ended December 31, 1998 from $50.2 million (24.1% of consolidated revenues) for the year ended December 31, 1997. EBITDA for the records and information management services business increased $45.8 million, or 91.2%, to $96.0 million (25.0% of records and information management services revenues) for the year ended December 31, 1998 from $50.2 million (24.1% of records and information management services revenues) for the year ended December 31, 1997. EBITDA for the information technology staffing business was $1.6 million (3.9% of information technology staffing revenues) for the year ended December 31, 1998.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Consolidated storage revenues increased $40.2 million, or 46.8%, to $126.0 million for the year ended December 31, 1997 from $85.8 million for the year ended December 31, 1996. Thirty-four acquisitions completed by Iron Mountain in 1996 and 1997 accounted for $34.0 million, or 84.7%, of such increase. The balance of such increase resulted from net Carton growth from existing customers and from sales to new customers.

     Consolidated service and storage material sales revenues increased $29.9 million, or 56.5% to $82.8 million for the year ended December 31, 1997 from $52.9 million for the year ended December 31, 1996. Acquisitions completed by Iron Mountain in 1996 and 1997 accounted for $25.9 million, or 86.8%, of such increase. The balance of such increase resulted from increases in service and storage material sales to existing customers and the addition of new customer accounts. We attribute the greater percentage increase in service and storage material sales revenues, as compared to storage revenues, for the year ended December 31, 1997 primarily to some businesses acquired in 1997 that have a higher component of service and storage material sales revenues, compared to storage revenues, than the rest of our records and information management services business.

     For the reasons discussed above, total consolidated revenues increased $70.1 million, or 50.5%, to $208.8 million for the year ended December 31, 1997 from $138.7 million for the year ended December 31, 1996. We attribute an increase of $59.9 million, or 42.3 percentage points, to our acquisitions completed in 1996 and 1997, and an increase of $10.2 million, or 8.2 percentage points, to internal growth. The internal growth percentage includes the loss of revenues resulting from the fires in South Brunswick Township, New Jersey in March 1997. Excluding our South Brunswick operations for both years, internal growth for the year was 10.1%.

     Consolidated cost of sales (excluding depreciation) increased $36.2 million, or 51.1%, to $106.9 million (51.2% of revenues) for the year ended December 31, 1997 from $70.7 million (51.0% of revenues) for the year ended December 31, 1996. We attribute the dollar increase primarily to the increase in Cartons stored and expenses related to facility relocations. We attribute the increase as a percentage of revenues primarily to recent acquisitions, which initially have lower gross margins than the rest of Iron Mountain.

     Consolidated selling, general and administrative expenses increased $17.4 million, or 50.5%, to $51.7 million (24.7% of revenues) for the year ended December 31, 1997 from $34.3 million (24.8% of revenues) for the year ended December 31, 1996. We attribute the dollar increase primarily to:

     o increased personnel, office and overhead costs needed to support our growth,

     o the addition of overhead, primarily salespeople, related to the acquisition of Safesite Records Management and

     o the integration, training and redeployment of personnel principally related to the Safesite Records Management acquisition.

     Consolidated depreciation and amortization increased $10.2 million, or 60.1%, to $27.1 million (13.0% of revenues) for the year ended December 31, 1997 from $16.9 million (12.2% of revenues) for the year ended December 31, 1996. We attribute the dollar increase primarily to the additional depreciation and amortization related to our acquisitions and capital expenditures including racking systems, information systems and expansion of storage capacity in existing facilities.

     As a result of the foregoing factors, consolidated operating income increased $6.4 million, or 38.4%, to $23.1 million (11.1% of revenues) for the year ended December 31, 1997 from $16.7 million (12.0% of revenues) for the year ended December 31, 1996.

     Consolidated interest expense increased $12.8 million, or 86.0%, to $27.7 million for the year ended December 31, 1997 from $14.9 million for the year ended December 31, 1996. We attribute the increase primarily to increased indebtedness related to the financing of acquisitions. Lower effective interest rates for the year ended December 31, 1997 as compared to the same period for 1996 partially offset such increase.

     As a result of the foregoing factors, consolidated income (loss) before provision (benefit) for income taxes decreased $6.4 million to a loss of $4.6 million (2.2% of revenues) for the year ended December 31, 1997 from income of $1.8 million (1.3% of revenues) for the year ended December 31, 1996. Provision (benefit) for income taxes was a credit of $0.1 million for the year ended December 31, 1997 compared with a provision of $1.4 million for the year ended December 31, 1996. Our effective tax rate is less favorable than statutory rates primarily due to the amortization of the nondeductible portion of goodwill associated with particular acquisitions (the tax laws generally permit deduction of such expenses for asset purchases, but not for acquisitions of stock). In connection with our 1997 acquisitions, we recorded approximately $145 million in nondeductible goodwill.


     Consolidated net loss increased $2.7 million to a net loss of $4.5 million (2.2% of revenues) for the year ended December 31, 1997 from a net loss of $1.8 million (1.3% of revenues) for the year ended December 31, 1996. Net loss applicable to common stockholders increased $2.5 million to a net loss of $4.5 million (2.2% of revenues) for the year ended December 31, 1997 from a net loss of $2.0 million (1.5% of revenues) after accretion of $0.3 million related to a redeemable put warrant to acquire 666,578 shares of our common stock for the year ended December 31, 1996. The warrant was redeemed in full in February 1996 with a portion of the proceeds from our initial public offering. As a result of such redemption, we will not have any future charges for such accretion.


     As a result of the foregoing factors, consolidated EBITDA increased $16.6 million, or 49.3%, to $50.2 million (24.1% of revenues) for the year ended December 31, 1997 from $33.6 million (24.2% of revenues) for the year ended December 31, 1996.


Recent Consolidated Quarterly Financial Data

     The following table sets forth, for the quarterly periods indicated, information derived from Iron Mountain's consolidated statements of operations. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments (consisting of normal recurring accruals) necessary to present fairly the information for the quarters presented. The operating results for any quarter do not necessarily indicate results for the year or for any future period.



                                                       Three Months Ended
                                         ----------------------------------------------
                                                              1997
                                         ----------------------------------------------
                                           Mar. 31     June 30    Sept. 30    Dec. 31
                                         ----------- ----------- ---------- -----------
                                                         (In thousands)
Revenues:
 Storage ...............................  $ 25,823    $ 27,987   $ 32,390    $ 39,768
 Service and, Storage Material
  Sales ................................    16,331      18,598     22,265      25,603
                                          --------    --------   --------    --------
   Total Revenues ......................    42,154      46,585     54,655      65,371
Operating Expenses:
 Cost of Sales (Excluding
  Depreciation) ........................    21,764      24,108     27,870      33,137
 Selling, General and
  Administrative .......................    10,207      11,296     14,180      15,985
 Depreciation and Amortization .........     5,722       6,243      6,530       8,612
                                          --------    --------   --------    --------
   Total Operating Expenses ............    37,693      41,647     48,580      57,734
                                          --------    --------   --------    --------
Operating Income .......................  $  4,461    $  4,938   $  6,075    $  7,637
                                          ========    ========   ========    ========
EBITDA .................................  $ 10,183    $ 11,181   $ 12,605    $ 16,249
                                          ========    ========   ========    ========


                                                      Three Months Ended
                                         ---------------------------------------------
                                                             1998
                                         ---------------------------------------------
                                           Mar. 31     June 30   Sept. 30    Dec. 31
                                         ----------- ---------- ---------- -----------
                                                        (In thousands)
Revenues:
 Storage ...............................  $ 52,948   $55,592    $59,506    $ 62,656
 Service and, Storage Material
  Sales ................................    46,536    47,471     48,454      50,349
                                          --------   -------    -------    --------
   Total Revenues ......................    99,484   103,063    107,960     113,005
Operating Expenses:
 Cost of Sales (Excluding
  Depreciation) ........................    52,610    53,664     56,335      58,371
 Selling, General and
  Administrative .......................    24,418    25,801     26,447      28,359
 Depreciation and Amortization .........    11,264    12,122     12,839      12,927
                                          --------   -------    -------    --------
   Total Operating Expenses ............    88,292    91,587     95,621      99,657
                                          --------   -------    -------    --------
Operating Income .......................  $ 11,192   $11,476    $12,339    $ 13,348
                                          ========   =======    =======    ========
EBITDA .................................  $ 22,456   $23,598    $25,178    $ 26,275
                                          ========   =======    =======    ========

Liquidity and Capital Resources

Recent Financings and Sources of Funds

     In April 1999, we completed a private placement of $150 million in aggregate principal amount of 8-1/4% Senior Subordinated Notes due 2011. We received net proceeds of approximately $145.0 million from the offering after deducting discounts, commissions and expenses. We used the net proceeds from the notes offering to repay indebtedness under our credit agreement.

     In connection with certain of our 1998 acquisitions, we issued 2,645,913 shares of our common stock with a fair value of $51.4 million and options to acquire approximately 885,000 shares of common stock with a fair value of $15.7 million.

     In April 1998, we issued and sold an aggregate of 6,037,500 shares (including 787,500 to cover over-allotments) of our common stock in an underwritten public offering. We had net proceeds after deducting underwriters' discounts of $132.9 million, which we used to repay outstanding bank debt, to fund the cash portion of the purchase price of some of our 1998 acquisitions and for general corporate purposes.

     Our net cash provided by financing activities consisted of:

     o $80.6 million for the year ended December 31, 1996, consisting primarily of the net proceeds of $160.1 million from the sale of our 10-1/8% Senior Subordinated Notes due 2006 and $33.3 million from our initial public offering, offset by $102.2 million of repayment of indebtedness and $6.6 million used to retire the warrant,

     o $231.2 million for the year ended December 31, 1997, consisting primarily of the net proceeds of $242.6 million from the sale of our 8-3/4% Senior Subordinated Notes due 2009 offset by $10.3 million of repayment of indebtedness, and

     o $159.3 million for the year ended December 31, 1998, consisting primarily of the net proceeds of $132.9 million from our 1998 public equity offering and additional borrowings under our revolving credit facility of $23.7 million.

As of December 31, 1998, outstanding borrowings under our credit agreement amounted to $35.3 million.

     Based on outstanding borrowings under our credit facility of $80.5 million as of May 7, 1999, we had indebtedness maturing for the year ending December 31, 1999 of $4.8 million, for the year ending December 31, 2000 of $0.8 million, for the year ending December 31, 2001 of $1.7 million, for the year ending December 31, 2002 of $81.1 million and for the year ending December 31, 2003 of $0.4 million. We used outstanding borrowings under our revolving credit facility to fund, among other things, the purchase price of the acquisition of six records and information management services businesses and for general corporate purposes.

     With our acquisition of Britannia Data Management, we assumed a bank loan with an outstanding balance as of October 31, 1998 of $15.9 million. The annual maturity of this loan is $1.7 million for each of its fiscal years ending October 31, 1999, 2000 and 2001. The maturity of this loan for its fiscal year ending October 31, 2002 is $2.1 million and for its fiscal year ending October 31, 2003 is $2.5 million. See Notes 2 and 4 of the Notes to Britannia Data Management Limited's Combined Financial Statements. We expect that the pending Memogarde acquisition will be financed through borrowings by Britannia Data Management.

     As of May 7, 1999, excluding the debt of Britannia Data Management, we had $653.8 million of total debt, of which $570.2 million had fixed interest rates and $83.6 million had variable interest rates. See Note 4 of Notes to Iron Mountain's Consolidated Financial Statements. These amounts include outstanding borrowings of $3.1 million under a short-term $10 million working capital line of credit, which had a variable interest rate.

     Our net cash provided by operations was $67.1 million for the year ended December 31, 1998 compared to $22.4 million for the same period in 1997. We attribute the increase primarily to the increase in EBITDA, accounts payable, other long-term liabilities and deferred income and the decrease in inventory, prepaid expenses and other current assets.

     At December 31, 1998, we had estimated net operating loss carryforwards of approximately $46.2 million for federal income tax purposes. As a result of such loss carryforwards, cash paid for income taxes has historically been substantially lower than the provision for income taxes. The preceding net operating loss carryforwards do not include preacquisition net operating loss carryforwards of Arcus Group. As a result of the litigation relating to Arcus Group's net operating loss carryforwards, we have not recognized the deferred tax asset generated by such loss carryforwards. If we receive a favorable outcome in the litigation, any tax benefit realized will be recorded as a reduction of goodwill.


Capital Investments

     As we have sought to increase our EBITDA, we have made significant capital investments, consisting primarily of:

     o  acquisitions,

     o capital expenditures, primarily related to growth, including investments in real estate, racking systems, management information systems and expansion of storage capacity in existing facilities and

     o  customer acquisition costs.

We paid cash for these investments during 1998 amounting to $189.7 million, $56.5 million and $3.0 million, respectively. We have funded these investments primarily through cash flows from operations, borrowings under our revolving credit facility, a portion of the net proceeds from the sale of our 8-3/4% Senior Subordinated Notes due 2009 and the net proceeds from our 1998 public equity offering.

     As a result of implementing our acquisition strategy, we paid cash for acquisitions of $68.5 million in 1996, $192.2 million in 1997 and $189.7 million in 1998. In addition, in connection with certain of our acquisitions, we issued common stock and options to purchase common stock with an aggregate fair value of $88.9 million in 1997 and $67.1 million in 1998. From January 1, 1999 through April 30, 1999, we acquired six additional records and information management services businesses for total consideration of approximately $215 million, including $46.0 million in fair value of our common stock.

     Our growth-related capital expenditures were $23.3 million for 1996, $37.1 million for 1997 and $54.6 million for 1998. Growth-related capital expenditures consist primarily of investments in racking systems, management information systems, new buildings and expansion of storage capacity in existing facilities. Our capital expenditures made in order to maintain our current revenues were $1.1 million for 1996, $1.2 million for 1997 and $1.9 million for 1998.


     We currently estimate that our capital expenditures (other than capital expenditures related to future acquisitions, which we cannot presently estimate) for 1999 will be approximately $65 to $70 million. We expect to fund these expenditures with cash flows from operations.


     In addition, we incur costs (net of revenues received for the initial transfer of records) related to the acquisition of large volume accounts. Our additions to customer acquisition costs were $1.6 million for 1996, $1.6 million for 1997 and $3.0 million for 1998.


Acquisitions

     Our acquisitions within the records and information management services industry have significantly impacted our liquidity and capital resources and, given our acquisition strategy, may continue to do so for the foreseeable future.

     We have historically financed the cash portion of our acquisitions with borrowings under our credit agreements in conjunction with cash flows provided by operations and with the net proceeds of issuances of debt securities and common stock. Our future interest expense may increase significantly as a result of the additional indebtedness we may incur to finance possible future acquisitions. To the extent that we finance future acquisitions with additional borrowings under our revolving credit facility or other credit facilities, or the future issuance of debt securities, the resulting increase in debt and interest expense could negatively effect such measures of liquidity as debt to equity, EBITDA to debt and EBITDA to interest expense.

     In connection with our acquisition program, we undertake certain restructurings of the acquired businesses. We complete formalized restructuring plans for acquisitions within one year of the date of acquisition. The restructuring activities include reductions in staffing levels, elimination of duplicate facilities and other costs associated with exiting activities of the acquired businesses. In connection with these restructuring activities, we established reserves of $6.6 million in 1997 and $11.4 million in 1998 as part of the purchase accounting for the acquisitions. We expended $2.2 million during 1997 and $4.7 million during 1998 for restructuring costs. In addition, we made $0.3 million of adjustments in 1997 and $1.6 million of adjustments in 1998, which reduced goodwill, as a result of management finalizing restructuring plans within one year of acquisition. These expenditures consisted primarily of severance costs and costs relating to exiting facilities. At December 31, 1998, we had a total of $10.5 million accrued for restructuring costs for all of our then completed acquisitions. We expect to record reserves for the acquisitions completed between January 1, 1999 and April 30, 1999 and are currently evaluating our restructuring plans. We will continue to evaluate our restructuring plans regarding these acquisitions during the year following their completion.


Future Capital Needs

     Our ability to generate sufficient cash to fund our needs depends generally on the results of our operations and the availability of financing. Management believes that cash flows from operations in conjunction with borrowings from existing and possible future debt financings will be sufficient for the foreseeable future to meet debt service requirements and to make possible future acquisitions and capital expenditures. However, we cannot make any assurance in this regard or that the terms available for any future financing, if required, would be favorable to us.


Seasonality

     Historically, seasonality has not affected our businesses in any material respect.


Inflation

     Some of our expenses, such as wages and benefits, occupancy costs and equipment repair and replacement, are subject to normal inflationary pressures. Although to date we have been able to offset inflationary cost increases through increased operating efficiencies, we cannot assure that we will be able to offset any future inflationary cost increases through similar efficiencies or increased storage or service charges.


Year 2000 Readiness


General

     The Year 2000, or Y2K, problem refers to the inability of systems, primarily software systems, to properly recognize and process date sensitive information relating to the year 2000 and beyond. In order to respond to this problem, we have established a Y2K Project Plan. The plan is comprised of five major phases: awareness, assessment, renovation, validation and implementation. These phases are applied to three general categories: operational systems (consisting primarily of inventory and billing systems), financial accounting systems and other products and services obtained from third parties.


Operational Systems

     Our primary operational systems for our records and information management services segment are Safekeeper, an internally developed software application used mainly in our business records operations, and MediaLink, a software application obtained from a third party used mainly in our data security operations. Additionally, as an active acquirer of businesses, we currently use, and will continue to use, several different legacy operational systems that have been, and will be, inherited through our ongoing acquisition program. Both Safekeeper and MediaLink are Y2K compliant. Based on our assessment, we believe that approximately 85% of our business units are currently operating with an operational system that is Y2K compliant or upgradable to a currently available Y2K compliant version of the existing software. We are currently converting the remaining business units to a Y2K compliant operational system.

     Our information technology staffing business uses commercially available, off-the-shelf software packages from nationally recognized vendors for its primary software applications, which include its financial accounting, time and billing and resume retrieval database systems. Based on publicly available certifications from the vendors, we believe that these software packages are Y2K compliant. The information technology staffing business upgraded its accounting software to the Y2K compliant release in December 1998, and expects to complete the upgrade of its time and billing software to the Y2K compliant releases by the end of the second quarter of 1999.


Financial Accounting Systems

     As part of our normal course of business, we have several system improvement initiatives underway. One such initiative involves the installation of new financial accounting software from Oracle Corporation. Oracle has certified that its accounting software is Y2K compliant. The installation of the Oracle software is substantially complete and is expected to be concluded by the end of the third quarter of 1999.

     We currently use, and will continue to use, several different legacy accounting systems that have been, and will be, inherited through our ongoing acquisition program. Accordingly, we continue to assess these newly acquired legacy systems and, based on vendor certifications, we believe that substantially all of these systems are Y2K compliant. We are in the process of remediating the remaining systems and expect to complete such remediation before the end of the third quarter of 1999.


Products and Services Obtained from Third Parties

     The products and services we obtain from third parties consist mainly of
(1) facility systems, including telecommunications, climate control systems, security systems, fire and safety systems, and (2) products and services purchased from vendors, including third party payroll processing and products for resale such as cartons and operating supplies. We have substantially completed assessment of our telecommunications systems and are in the process of implementing our remediation plan for such systems that are not Y2K compliant. With respect to our other facility systems and products and services purchased from vendors, we have substantially completed the assessment phase and expect to complete the implementation phase by the end of the third quarter of 1999.


Customers

     Our customer base is diversified in terms of revenue and industry concentration. Only two customers account for more than 1% of total revenues and no customer accounts for more than 2% of total revenues. Given the nature of the services we provide to our customers, as well as the diversification of our customer base, we do not believe that Y2K issues associated with our customers will have a material adverse effect on our financial condition or results of operations.


Costs

     Based on our current assessment of our Y2K issues, we do not expect the total cost associated with required modifications to become Y2K compliant to be material to our financial position. Some costs associated with our pre-existing system improvement initiatives and the purchase of equipment (including the financial accounting software developed by Oracle, Safekeeper and MediaLink) will be capitalized and amortized over their useful lives. Some payroll and related costs represent the redeployment of existing staff resources rather than incremental costs to Iron Mountain. All other costs associated with our Y2K plan will be expensed as incurred. We estimate that our costs associated with the plan to be incurred in 1999 will be under $3 million. These costs are included in our operating and capital budgets for 1999.


Contingency Plans

     As part of our Y2K project, we have analyzed our points of major risk and are developing contingency plans as a backup to our remediation effort.

Year 2000 Risks

     The failure on our part or one of our suppliers to correct a material Y2K problem could result in an interruption in, or a failure of, normal business activities or operations, although we do not know the extent of such a possible business disruption at this time. We expect the implementation of our Y2K plan to significantly reduce our level of uncertainty about the Y2K problem. We believe that, with the completion of our existing system improvement initiatives and the successful execution of the plan, we will substantially reduce the likelihood of significant interruptions of normal operations. However, we cannot assure that we will be able to address the Y2K issues for all of our software applications and major operating systems in a timely manner or that we will not encounter unexpected difficulties or significant expenses. If we or our major third party suppliers of products and services fail to adequately address our or their Y2K issues, or we fail to successfully integrate or convert our computer systems generally, our business, financial condition or results of operations could be materially adversely affected.

                                    BUSINESS

Introduction

     Iron Mountain is the world's largest records and information management services company, as measured by its revenues. We are an international, full-service provider of records and information management services, enabling customers to outsource these functions. We have a diversified customer base, which includes more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. We provide storage for all major media, including paper, which is the dominant form of records storage, magnetic media, including computer tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. The principal services provided to our storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. We also sell storage materials, including cardboard boxes and magnetic media, and provide consulting, facilities management, information technology staffing and other outsourcing services.

     We believe that we are the industry leader in business records management services, off-site data security services, which is the management of electronic records, and healthcare information management. Our recently completed acquisition of Data Base will strengthen our position as a leader in data security services. We have also expanded the ancillary services offered by us to include information technology staffing and have enhanced our range of facilities management services as a result of our 1997 acquisitions and 1998 acquisitions. As of April 30, 1999, giving effect to the acquisitions we completed in 1999, our records and information management services business operated 299 records and information management services facilities in 66 domestic markets and in four markets in the United Kingdom, servicing over 70,000 customer accounts. Our information technology staffing business managed over 500 independent contractors in ten markets.


The Records and Information Management Services Industry


Overview

     The records and information management services industry stores information in a variety of media formats, which can broadly be divided into paper and electronic records, and provides a wide range of services related to the records stored. Paper records are defined to include paper documents, as well as all other non-electronic media such as microfilm and microfiche, master audio and video tapes, film, X-rays and blueprints. Based on publicly available information, organizations in the United States generate an estimated four trillion documents each year, many of which must be retained and available for reference for many years. Electronic records primarily include computer tapes and optical disks.


Paper Records

     Paper records may be broadly divided into two categories: active and inactive. Active records relate to ongoing and recently completed activities or contain information that is frequently referenced. Active records are usually stored and managed on-site by the organization which originated them to ensure ready availability. Inactive paper records are the principal focus of the records and information management services industry. Inactive records consist of those records which are not needed for immediate access but which must be retained for legal reasons or regulatory compliance or for occasional reference in support of ongoing business operations. Based on industry studies, we believe that inactive records make up approximately 80% of all paper records.

     Medical records generated by healthcare providers are a large and growing segment of the paper records market. Management believes that a substantial portion of the healthcare information management market is not yet vended, and that cost cutting measures being adopted in the medical field have caused healthcare providers to consider savings initiatives such as outsourcing healthcare information management.

Electronic Records

     Electronic records management focuses on the storage of and related services for computer media that is either archival in nature or a back-up copy of recently processed data. Archival data is generally not needed for access but is retained for legal, regulatory and compliance reasons. Back-up data exists because of the need of many businesses to maintain back-up copies of data in order to be able to operate in the event of a system failure, casualty loss or other disaster. It is standard operating procedure for data processing groups to rotate back-up tapes to off-site locations on a regular basis and to require multiple copies of such information at multiple sites.


Growth of Market

     We believe that the volume of stored paper and electronic records will continue to increase for a number of reasons, including:

     o the rapid growth of inexpensive document producing technologies such as facsimile and desktop printing,

     o the continued proliferation of data processing technologies such as personal computers and networks,

     o increased regulatory requirements,

     o concerns over possible future litigation and the resulting increases in volume and holding periods of documentation,

     o the high cost of reviewing records and deciding whether to retain or destroy them,

     o the failure of many entities to adopt or follow policies on records destruction and

     o audit requirements to keep backup copies of certain records in off-site locations.

     Despite the growth of new "paperless" technologies, such as the Internet and e-mail, we believe that stored information remains predominantly paper-based and that such technologies have promoted the creation of hard copies of such electronic information. In addition, management believes that the proliferation of digital information technologies and distributed data networks has led to increased demand for data security services, such as the storage and off-site rotation of back-up copies of magnetic media, and outsourcing support services that address the needs of data center operations and disaster recovery programs.


Highly Fragmented Industry

     Most records and information management services companies serve a single local market, and are often either owner-operated or ancillary to another business, such as a moving and storage company. According to Professional Records and Information Services Management, a trade group of approximately 520 members, as of December 31, 1998, approximately 3,300 firms offered records and information management services in the United States. We believe that there are only three national providers in the records and information management services industry, including Iron Mountain, and that the rest are regional or, in most instances, single-city operators. In contrast, due to the specialized nature of the services provided, the provision of data security services, healthcare information management and vital records protection services have higher market concentrations. We have made, and intend to make, acquisitions to increase our presence in these markets.


Industry Consolidation

     Over the past several years, there has been consolidation in the records and information management services industry. We believe that this trend will continue because of the industry's capital requirements for growth, opportunities for large records and information management services providers to achieve economies of scale and customer demands for more sophisticated technology-based solutions. In particular, the records and information management services business requires significant up-front capital investment for real estate, racking systems and management information technology. Economies of scale available in these areas can reward larger initial capital investments by reducing per unit storage costs. However, such economies of scale are only realized once a facility fills available capacity. Accordingly, larger companies with both access to capital and the ability to quickly fill a new facility enjoy a competitive cost advantage, which puts pressures on smaller competitors.

     Management believes that the consolidation trend in the industry is also due to, and will continue as a result of, the preference of certain large organizations to contract with one vendor in multiple cities for multiple services. In particular, customers increasingly demand a single, large, sophisticated company to handle all of their important healthcare, electronic and vital records needs. Large, national companies are better able to satisfy these demands than smaller competitors.


Financial Characteristics of Iron Mountain's Business

     Our records and information management services business has the following financial characteristics:

   o Recurring Revenues. We derive a majority of our records and information management services and consolidated revenues from fixed periodic, usually monthly, fees charged to customers based on the volume of records stored. Revenues from these fixed periodic fees have grown for 41 consecutive quarters and have represented approximately 60% of our total records and information management services revenues in each of the last five years. Once a customer places paper records in storage with us and until those records are destroyed or permanently removed, for which we typically receive a service fee, we receive recurring payments for storage fees without incurring additional labor or marketing expenses or significant capital costs. Similarly, contracts for the storage of electronic media consist primarily of fixed monthly payments. The stable and growing storage base also provides the foundation for increases in revenues and EBITDA from related service activities and sales of storage materials.

   o Historically Non-Cyclical Business. We have not experienced a reduction of our records and information management services business as a result of past general economic downturns, although we can give no assurance that this would be the case in the future. Management believes that the outsourcing of records and information management services may accelerate during economic downturns as companies focus on reducing costs through outsourcing non-core operating functions. In addition, management believes that companies that have outsourced records and information management services are less likely during economic downturns to incur the move-out costs and other expenses associated with switching vendors or moving records and information management services in-house.

   o Inherent Growth from Existing Paper Records Customers. Our paper records customers have on average generated additional Cartons(1) at a faster rate than stored Cartons have been destroyed or permanently removed. From January 1, 1994 through December 31, 1998, Net Carton Growth From Existing Customers(2) increased at an average annual rate of approximately 6%. We believe the consistent growth of our paper storage revenues is the result of a number of factors, including: (1) the trend toward increased records retention, (2) customer satisfaction with our services, and (3) the costs and inconvenience of moving storage operations in-house or to another provider of records and information management services.

   o Diversified and Stable Customer Base. As of March 1, 1999, we had over 70,000 customer accounts in a variety of industries. We currently provide services to more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. No customer accounted for more than 2% of our records and information management services or consolidated revenues for the year ended December 31, 1998. From January 1, 1994 through December 31, 1998, average annual permanent removals of Cartons represented only approximately 4% of total Cartons stored.

----------------------
(1) The term "Carton" is defined as a measurement of volume equal to a single standard storage carton, approximately 1.2 cubic feet. The number of cartons stored does not include storage volumes in Iron Mountain's vital records services and data security services, which are described under "--Description of Iron Mountain's Records and Information Management Services Business."

(2) The term "Net Carton Growth From Existing Customers" is defined as the increase in net Cartons attributable to existing customers without giving effect to the loss of approximately 1.0 million Cartons in fires attributed to arson in March 1997 in two of Iron Mountain's facilities in South Brunswick Township, New Jersey. See "--Legal Proceedings."

     o Capital Expenditures Related Primarily to Growth. Our records and information management services business requires limited annual capital expenditures in order to maintain our current revenues. These capital expenditures were $1.1 million in 1996, $1.2 million in 1997 and $1.9 million in 1998. From 1994 to 1998, over 90% of our aggregate capital expenditures were growth-related investments, primarily in racking systems, management information systems, new buildings and expansion of storage capacity in existing facilities. These growth-related capital expenditures are primarily discretionary and create additional capacity for increases in revenues and EBITDA.


Growth Strategy

     Our domestic objective is to be one of the largest records and information management services providers in each of our geographic markets and to maintain our position as the largest national records and information management services provider. Our international objective is to continue to capitalize on our expertise in the records and information management services industry and to make additional acquisitions and investments in international markets. We seek to expand through:

     o increased business with existing customers, including the provision of new services,

     o additions of new customers and

     o selective acquisitions in existing and new markets, both domestic and international.


Growth from Existing Customers

     Existing Iron Mountain records and information management services customers storing paper records contribute to storage and services revenues growth because on average they generate additional Cartons at a faster rate than old Cartons are destroyed or permanently removed. From January 1, 1994 through December 31, 1998, Net Carton Growth From Existing Customers increased at an average rate of approximately 6%. In order to maximize growth opportunities from existing customers, we seek to maintain high levels of customer retention by providing premium customer service through our decentralized customer service approach complemented by our local management staff.

     Through our local account management staff, we leverage existing business relationships with our customers by selling complementary services and products. Services include records tracking, indexing, customized reporting, vital records management, records management consulting services, and additional temporary staffing/outsourcing services in the information technology, clerical and healthcare sectors.


Additions of New Customers

     Our sales force is dedicated to establishing new account relationships and servicing existing customer accounts and draws on our national marketing organization and senior management. As a result of recent acquisitions and our decision to increase our sales force by recruiting additional qualified sales professionals, from December 31, 1996 through March 1, 1999, we increased the size of our sales force from 21 to 115 sales professionals. New customer sales efforts have resulted in the addition of over 1,200 new customer accounts in 1996, over 1,600 new customer accounts in 1997 and over 3,800 new customer accounts in 1998.


Growth through Domestic Acquisitions

     Our acquisition strategy includes both expanding geographically, focusing primarily on the 75 largest U.S. markets, and increasing our presence and scale within existing markets through "fold-in" acquisitions. We have a successful record of acquiring and integrating smaller records and information management services companies. In order to capitalize on industry consolidation, in mid-1994 we adopted an active acquisition strategy and implemented changes in our management, systems and financial infrastructure, to execute this strategy. From mid-1994 through April 30, 1999, we acquired 66 companies. Our corporate development staff is engaged in an ongoing review of acquisition candidates. Management believes that we are well positioned to participate in the further consolidation of the records and information management services industry.

     We have made, and intend to continue to make, acquisitions to increase our presence in the data security services and healthcare information management markets. Of the acquisitions completed from mid-1994 through April 30, 1999, 16 have been records and information management services companies that focused on data security services and five have been records and information management services companies that focused on healthcare information management. We have not acquired any information technology staffing companies other than through our acquisition of Arcus Group.

     We seek to expand our national presence, size and customer base through new-market acquisitions. Management believes that the high start-up costs of commencing operations make acquisitions an attractive means of entering new markets. We seek to acquire records and information management services companies in markets where we believe there is the potential for growth. Within such markets, we use a variety of criteria to evaluate acquisition candidates, including the capacity and condition of existing storage facilities, past and current operating performance and revenues and the experience and depth of existing management.

     We believe that we can use our expertise and central administrative organization to leverage an acquisition candidate's local market presence, promoting the development of underperforming facilities and enhancing the value of the local assets. We believe that our new-market acquisition strategy could have a number of benefits, including:

     o continued growth in revenues and EBITDA and diversification across a greater number of markets,

     o introduction of our storage, labor, transportation and other operating efficiencies into new markets,

     o increased utilization of efficiencies available through our central administrative and management information functions,

     o increased market awareness of Iron Mountain's national scope and presence and

     o increased overall scale, which should broaden the range of and facilitate our capital-raising activities.

     We also intend to continue to make fold-in acquisitions to augment our operations in existing markets. Our goal in our existing markets is to exploit economies of scale while maintaining high quality service. Following a new-market acquisition, we seek to increase our business with the acquired customer base and to supplement that growth with new customers and, potentially, with appropriate fold-in acquisitions so that we may benefit from economies of scale.

     We have proven our ability to successfully reduce the cost structure of our acquired operations and believe we will realize additional cost savings from recent acquisitions. Certain of these cost savings, including labor reductions and certain general and administrative costs, are generally obtained within 12 months of an acquisition. Other cost savings, including occupancy costs, may take longer to achieve. Our goal is to achieve substantially all of the targeted cost savings within 24 months of an acquisition.


International Growth Strategy

     We recently commenced an international expansion by acquiring a controlling 50.1% interest in Britannia Data Management Limited, which has significant operations in the United Kingdom. In addition, on May 10, 1999, Britannia Data Management entered into an agreement to acquire Memogarde, S.A. and related companies. See "Acquisitions." We intend to continue to make acquisitions and investments in records and information management services businesses outside the United States. Europe and Latin America are our primary areas of focus for our international expansion at this time and we are actively pursuing opportunities in these areas. We intend to use Britannia Data Management as our primary vehicle for acquisitions in Europe, as is the case with our pending acquisition of Memogarde. In order to implement our strategy of further international expansion, we recently hired a President of our international division, selected for his significant acquisition and operations experience in the European records and information management services business, who will focus on expansion opportunities in the United Kingdom and Continental Europe.

     In many respects our approach to international investments and acquisitions will be similar to our approach to domestic acquisitions. We will seek to acquire or invest in records and information management services companies in countries, and, more specifically, markets within such countries, where we believe there is the potential for growth. These transactions may take the form of acquisitions of the entire business, joint ventures or acquisitions of less than 100% ownership of businesses, generally with a long-term goal towards full ownership. In addition to criteria we use to evaluate domestic acquisition candidates, we will also evaluate the presence in the potential market of existing Iron Mountain clients as well as the risks uniquely associated with an international investment.

     The experience, depth and strength of local management will be particularly important in our international acquisition strategy. In this regard, the most significant departure from our domestic acquisition strategy will be that we may seek to form joint ventures or acquire less than 100% ownership in businesses, as we did with Britannia Data Management. We believe this strategy, rather than an outright acquisition, may better position us to expand the existing business and may reduce the risk associated with entering new markets. The local partner will benefit from our expertise in the records and information management services industry and, in certain cases, our technology, and we will benefit from our local partner's market knowledge, relationships with customers and presence in the community.

     We also intend to make fold-in acquisitions to augment our operations in international markets. We expect that fold-in acquisitions will be done directly by us or through the local joint venture, depending on whether our initial investment was an acquisition or a joint venture. As with domestic acquisitions, we believe that with appropriate fold-in acquisitions we can benefit from economies of scale.

     For the amount of revenues from external customers and long-lived assets (other than financial instruments) attributable to our operations in the United Kingdom for 1998, prior to our acquisition of Britannia Data Management, see
Note 10 of Notes to Iron Mountain's Consolidated Financial Statements contained herein.


Premium Service Strategy

     Organizations selecting a records and information management services provider consider a number of factors in addition to price. Management believes that we are a "premium" brand in the marketplace based upon our reputation for reliability, customer-oriented organization, full service approach, investment in technology and national operating presence. We seek to exploit our strengths in each of these areas to maintain customer relationships and to attract new customers. Management believes that the Arcus Group and Record Masters brand names which we continue to utilize are similarly viewed as premium brands in their specific markets.


Reputation for Reliability

     We believe that we have a reputation for reliability based on our more than 48 years of operations, the continuity and depth of our management, our successful historical growth, the quality and diversity of our customer base, our technological capabilities, and our size and financial resources.


Customer-Oriented Organization and Locally Responsive Management

     We have developed a decentralized, local management structure that brings significant management experience and stability to local markets and allows us to respond directly, effectively and flexibly to our customers. We delegate broad operating authority to vice presidents and to local managers. In pursuing our acquisition strategy, we seek to capitalize upon the experience and strengths of existing management in the case of new market acquisitions. In addition, all full-time union and non-union employees participate in incentive-based compensation programs that provide payments based on profits or attainment of specified objectives for the unit in which they work. We believe that the experience, stability and commitment of our regional and local management is integral to our ability to provide superior customer service and to maximize growth potential.


Full Service Approach

     We offer a full range of records and information management services. We provide storage for all major media, including paper, which is the dominant form of records storage, magnetic media, including computer tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Our principal services provided to our storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. We also sell storage materials, including cardboard boxes and magnetic media, and provide consulting, facilities management and other outsourcing services, including information technology staffing. We believe that our ability to provide all of these services provides numerous competitive advantages, including:


     o cross marketing opportunities from marketing additional services to existing customers,


     o leverage of our general, administrative, software development and real estate expenses and


     o the selling advantage provided by offering one-stop shopping to certain customers who prefer to use one vendor for all of their records and information management services.


Investment in Technology

     We have made significant investments in management information systems and computer technology in order to provide faster and more flexible solutions for our customers and to enhance the quality and lower the costs of our own operations. We believe that our technological capabilities, especially our Safekeeper and MediaLink systems used in our records and information management services business, are a significant tool in attracting new customers. We plan to continue to invest in our proprietary technologies in the future. See "Technology and Development; Management Information Systems."


National Operating Presence

     We believe that we are one of only three records and information management services companies with a national operating presence. Traditionally, the purchase decision for large multi-site customers has been made at the local level. Recently, however, we have found that certain large organizations have sought to obtain operating and economic efficiencies by outsourcing a significant portion of their records and information management functions with a single records management company. We seek to use our national operating presence to compete for such large multi-site customer accounts. In addition, certain customers prefer to use large, sophisticated records management companies for the storage of vital records and the support of disaster recovery programs.


Low-Cost Operating Strategy

     We pursue a low-cost operating strategy based primarily on achieving economies of scale in the areas of storage, labor and transportation, general and administrative functions and management information systems. We believe that we are one of the few records and information management services companies with the size and resources to realize significant economies of scale in these areas.


Storage Costs

     Because occupancy costs are a major component of our cost of sales, reducing per unit storage costs is a primary strategic goal of our records and information management services business and our real estate management staff. We seek to minimize per unit storage costs by:


     o designing racking systems and operating space to maximize facility storage efficiency,


     o negotiating favorable facility leases and having facilities built to our custom specifications and


     o leasing larger facilities, which, when filled, are less expensive per storage unit to operate.


     Since December 31, 1994, we have acquired or leased 16 records and information management services facilities constructed per our specifications. The average Carton density, which is the ratio of standard Carton storage capacity to total square feet of floor space, of these facilities is approximately twice that of our overall average Carton density. As a result of these practices, average Carton density in our facilities increased approximately 25% from December 31, 1993 to December 31, 1998. Because healthcare records are inherently more active, we store these records in specialized shelving systems that provide easy access to individual files, but generally have lower storage densities than carton shelving. These lower densities are generally offset by higher total revenues per unit. We believe our expertise in designing storage facilities and racking systems will lead to improved densities and cost reductions in the storage of our healthcare records.

Labor and Transportation Efficiency

     We have made significant investments in computer technologies for our service operations, resulting in greater operating and logistics efficiencies. In addition, by increasing the scale of our operations and customer base in a local market area, we seek to maximize our courier delivery fleet usage and to increase delivery and routing efficiencies.

     Our incentive structure has also contributed to labor efficiency. Each of our full-time employees participates in incentive compensation programs based upon achievement of specific operating targets designed to integrate the objectives and performance of records and information management services facility employees and managers. For the year ended December 31, 1998, our employees earned incentive compensation in an amount equal to approximately 11% of the base wages paid by Iron Mountain.


General and Administrative and Management Information Systems Efficiencies

     Our corporate staff provides support to local management in the areas of acquisitions, marketing, facility acquisition and leasing, racking system purchasing, finance, accounting and human resource management. In addition, our corporate staff is responsible for the design and support of all records and information management services technology. We believe that central support in these areas provides local managers with competitive advantages over smaller, local competitors and results in significant economies of scale.


Technology and Development; Management Information Systems

     We pioneered the application of advanced information technology to the records and information management services industry. Our proprietary Safekeeper system, which is Year 2000 compliant, provides advanced inventory control and information access, enabling us to provide faster, higher quality and more flexible solutions to our customers and to lower the costs of our operations. Our Safekeeper system exploits bar-code technology to provide inventory integrity and a comprehensive, standardized approach to tracking, accessing and retrieving records. Safekeeper offers state-of-the-art records and information management services capabilities and ease of access to customers while featuring security functions to protect customer information from unauthorized access. The system coordinates inventory control, order entry, billing, material sales, service activity, accounts receivable and management reporting, and features system-driven quality assurance and error-prevention. We have made significant investments to develop and refine our management information systems and computer technology, including Safekeeper. Safekeeper is built on an open systems architecture, which is fully portable and can be implemented in small processing environments with several users and in large processing environments with hundreds of users. This allows us a substantial measure of flexibility and vendor independence and reduces the risk of technological obsolescence.

     During 1998, we introduced an Internet access application of Safekeeper. This new technology will allow customers to reduce the processing time associated with their records management and maintain increased control and access to their records. By using the Internet capability of Safekeeper, customers can perform numerous records and information management services tasks on-line such as adding and editing inventory, reviewing national or local inventory levels, ordering pick-ups or retrievals and viewing the transaction history of their inventory.

     Our data security operations utilize our MediaLink software which provides integrated bar-code tracking and an electronic data interface between a customer's data center and an Iron Mountain facility, as well as audit trail and remote inventory query capabilities. MediaLink assists customers in meeting their disaster recovery standards. MediaLink's interactive VoiceLink[TM] allows access to off-site inventory directly from a touch-tone telephone.

     Safekeeper has improved our customer support and operating efficiency in the following ways:


Acquisition System Integration

     Safekeeper has been designed to integrate newly acquired records and information management services companies and offer improved levels of customer service and records and information management services capabilities to customers acquired through acquisitions. The critical components of integrating acquisition systems are the abilities to match the acquired company's carton identifiers, location identifiers, records descriptive data and billing data. Safekeeper is designed with flexible, comprehensive capabilities in each of these areas. Consequently, an acquired company's inventory can be converted to Safekeeper without having to relabel cartons or reset and relabel inventory locations. The customers of the acquired company retain their records data and receive similar billing rate structures. In addition, acquisition customers experience minimal disruption during integration and, after conversion, gain access to advanced records and information management services access capabilities. Safekeeper utilizes a suite of conversion routines to automate the conversion process and effectively translate customer and inventory information.


Storage Efficiency

     Safekeeper enables us to maximize the efficient use of storage space at our facilities. When cartons are added or returned to storage, Safekeeper identifies available space and the location of the customer's other records at the facility. Because there is a continual flow of cartons into and out of our facilities, Safekeeper also permits facility operators to utilize space that becomes available as soon as cartons are removed. Safekeeper can pinpoint the location of any carton, enabling facility operators to quickly determine the optimal location for new or returning cartons.


Inventory Integrity

     We use bar-coding and scanning to track a carton or a record throughout its life cycle at Iron Mountain. Safekeeper identifies inventory discrepancies during the order processing cycle and forces their resolution before they affect the customer. This forced discrepancy resolution means that errors must be resolved before an order can be closed; until the order is closed, we cannot process billing. We believe that this system-driven quality assurance is a significant advantage over the "best efforts" approach used by many of our competitors.


Customer Information Access

     Customers can access their records and information management services data through a variety of formats, including access on their own PCs via Safekeeper Desktop[TM], integration of their internal system with Safekeeper via automated file transfers and paper reports. Safekeeper Desktop is a PC application, run from customers' desktop or network PCs; it provides customers with an entire set of records and information management services data along with user-friendly tools for querying, reporting and editing. Safekeeper's suite of file transfers enable customers to automatically transfer records data and service requests from their internal system to Safekeeper. The paper reports include inventory detail and summary, service activity analysis and quality assurance.


Records Management Flexibility

     Safekeeper offers full life-cycle records and information management services, from file creation to destruction, enabling each customer to establish schedules for records retention and destruction as dictated by the customer's specific needs. Safekeeper can flexibly accommodate large or small amounts of records and information management services data in accordance with customer requirements. A series of customer-specific features and options allows us to tailor the records and information management services functionality and reporting to the customer's needs.


Security

     Safekeeper incorporates strict security protocols and procedures for all customers to prevent unauthorized access to a client's records information. Advanced security features that can automatically restrict access by departmental identification and/or type of service request are available to customers that are internally set up to provide this information.

Description of Iron Mountain's Records and Information Management Services Business

     Through our records and information management services business, we provide storage for all major media, including paper, which is the dominant form of records storage, magnetic media, including computer tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Our principal services provided to our records and information management services customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. We also sell storage materials and provide consulting, outsourcing and other services.


Paper Storage Operations

     Storage revenues accounted for approximately 60% of our records and information management services revenues in each of our last five fiscal years. Storage charges are generally billed monthly on a per storage unit basis, usually either per unit or per cubic foot of records, and include the provision of space, racking, computerized inventory and activity tracking and physical security.

     The storage of a carton begins when we issue Safekeeper bar-coded labels to the customer. The customer packs records in cartons and affixes the bar-coded label to each carton. Customer personnel and the Iron Mountain driver conduct a physical count of the cartons and the driver signs for the cartons, which are then transported to the records and information management services facility. Upon delivery to the facility, the cartons are subjected to a second physical count. The cartons are delivered to available space identified by Safekeeper and the bar-coded information is scanned into the computer together with a bar-coded location identifier. At the same time, a computer operator enters the customer's data describing the stored material into the computer and the system confirms that the cartons sent match the data entered in the computer. Under our computer control system, the order can only be closed out when all requisite steps and checks have been completed and counts and locations have been reconciled.


Data Security Services

     Data security services consist of the storage and rotation of back-up and archival computer media as part of corporate disaster and business recovery plans. Computer tapes, cartridges and disk packs are transported off-site by our courier operations on a scheduled basis to secure, climate-controlled facilities, where they are available to customers 24 hours a day, 365 days a year, to facilitate data recovery in the event of a disaster. Iron Mountain's MediaLink software manages this process. We also manage tape library relocation and support disaster recovery testing and execution.


Healthcare Information Management Services

     Healthcare information management services principally include the handling, storage, filing, processing and retrieval of medical records used by hospitals, private practitioners and other medical institutions. Medical records tend to be more active in nature and are typically stored on specialized shelving systems that provide access to individual files. Healthcare information management services also include recurring project work and ancillary services. Recurring project work involves the on-site removal of aged patient files and related computerized file indexing. Ancillary healthcare information management services include release of information, temporary staffing, contract coding, facilities management and imaging.


Vital Records Services

     Vital records contain critical or irreplaceable data such as master audio and video recordings, film, software source code and other highly proprietary information. Vital records may require special facilities or services, either because of the data they contain or the media on which they are recorded. Our charges for providing enhanced security and special climate-controlled environments for vital records are higher than for typical storage functions. We provide the same ancillary services for vital records as we provide for our other storage operations.

Service and Courier Operations

     Services operations include adding records to storage, temporary removal of records from storage, refiling of removed records, permanent withdrawals from storage and destruction of records. Service charges are generally assessed for each procedure on a per unit basis. The Safekeeper system controls the service processes from order entry through transportation and invoicing.

     Courier operations consist primarily of the pickup and delivery of records upon customer request. Courier delivery schedules can be tailored to fit customers' needs, but generally customer orders received by 4:00 p.m. on a business day are delivered the following business day. We also provide same-day and immediate delivery during business hours and emergency delivery at night and on weekends and holidays. Charges for courier services are based on urgency of delivery, volume and location and are billed monthly as incurred. As of December 31, 1998, we utilized a fleet of approximately 1,100 owned or leased delivery vehicles.


Additional Services and Products

     We offer a variety of additional services, which customers may request or contract for on an individual basis. These services include inventorying records, packing records into cartons or other containers, and creating computerized indexes of files and individual documents. We also provide services for the management of active records programs. We can provide these services, which generally include document and file processing and storage, both off-site at our own facilities and by supplying our own personnel to perform management functions on-site at the customer's premises.

     In addition, we provide professional consulting services to large customers, enabling them to develop and implement comprehensive records management programs. Our consulting business draws on our experience in records management to analyze the practices of such companies and assist them in creating more effective programs of records management. Our consultants work with these customers to develop policies for document review, analysis and evaluation and for scheduling of document retention and destruction.

     We also sell a full line of specially designed corrugated cardboard, metal and plastic storage containers and magnetic media products.


Customers

     Our customer base is diversified in terms of revenues and industry concentration. We track customer accounts, which are based on invoices. Accordingly, depending upon how many invoices have been arranged at the request of a customer, one organization may represent multiple customer accounts. As of March 1, 1999, we had over 70,000 customer accounts in a variety of industries. We currently provide services to more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. No customer accounted for more than 2% of our records and information management services or consolidated revenues for the year ended December 31, 1998.


Marketing and Sales

     Our records and information management services selling organization, which as of March 1, 1999 included 115 sales professionals, consists of telemarketing, direct sales and account management, all supported by a corporate marketing group. Telemarketing sales people use advanced database telemarketing techniques to identify and source account leads. Leads are pursued by the direct sales force which is comprised of local sales representatives and regional and national account managers. Once an account is established, it is assigned to an account manager, who focuses on serving the needs of new and existing customers and selling additional services to this customer base. The corporate marketing organization provides training and marketing communications as sales support functions.

Competition

     Our records and information management services business competes with two other national records and information management services companies as well as a large number of local and regional concerns. We believe that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believe that we generally compete effectively based on these factors. Management believes that, except for Pierce Leahy Corp., all of these competitors have United States based revenues significantly lower than those of Iron Mountain. In addition, we face competition from the internal records and information management services capability of our current and potential customers. We cannot assure that these organizations will outsource more of their records and information management services needs or that they will not bring in-house some or all of the functions they currently outsource.

     We also face competition for acquisition candidates as our industry consolidates. To accommodate growth, a records and information management services vendor must invest in incremental storage capacity, which requires added warehouses, racking systems and related equipment, including computer systems capable of tracking increasingly large inventories. The amount of such investment is significant relative to the immediate return that can be realized, and the faster a vendor grows, the more capital is required. As a result, the industry trend toward consolidation will, in management's opinion, continue.

     The substantial majority of our records and information management services and consolidated revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microform, audio/video tape, film, CD-ROM and optical disk. None of these technologies has replaced paper as the principal means for storing information. However, we can provide no assurance against the possibility that one or more non-paper-based technologies, whether now existing or developed in the future, may in the future significantly reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect our business.


Information Technology Staffing Services

     We acquired Arcus Group, whose principal business was off-site data security services, in January 1998. As part of this acquisition, we also acquired Arcus Group's information technology staffing business and we now provide staffing services to a diverse group of corporate clients. Information technology staffing services include temporary staffing and permanent placements for data center operations and management information systems functions, including supplying data center clerks, tape librarians, systems operators and software programmers. We believe that information technology staffing is a high growth segment of the temporary staffing market, complements our existing services and offers opportunities to leverage our large customer base. Our information technology professionals, placed with our corporate clients on either a contract, temporary or permanent basis by our recruiters, have expertise on a significant number of hardware platforms and software applications and can provide a wide variety of services covering the systems application development lifecycle, including planning, design, building and programming, implementation, maintenance and ongoing management. Our information technology staffing business services Iron Mountain's clients through 11 offices located in seven states.

     In recent years, businesses have become increasingly dependent on the use of information technology to manage operations more efficiently and remain competitive. Important internal functions, ranging from financial reporting to production and inventory management, have become automated through the use of applications software. As information systems have become less expensive, more powerful and easier to use, the number and level of employees who use and depend on these systems have increased significantly. Faced with the challenge of implementing and operating more complex information systems, businesses are increasingly using information technology staffing companies to supplement their information technology operations. Using outside technical professionals:

     o allows a company's management to focus on core business operations,

     o affords greater staffing flexibility in information technology department,

     o increases a company's ability to adapt to, and keep pace with, rapidly changing technologies and

     o avoids the expense of developing and maintaining in-house expertise in information technology.

     Our account managers target corporate clients based upon client size, use of contract staffing and relationships with account managers of our records and information management services segment. Our recruiters are responsible for sourcing, qualifying and matching their candidates to meet a corporate client's needs. The recruiters then share all resumes received from candidate professionals so as to optimize the placement process.

     Our information technology staffing offices share a common database that permits a nationwide matching of candidates with a corporate client. This system allows all relevant details of a candidate's skill and experience to be identified, stored and readily retrieved so that an appropriate candidate can be matched to a corporate client's needs.

     The information technology staffing industry is highly fragmented and consists of both large, national firms as well as local, owner-operated businesses, with no single company holding a dominant position within the industry. We believe that our future success in the information technology staffing industry will depend in part upon our continued ability to attract and retain highly skilled information technology professionals and managerial, technical, sales and support personnel. We consider our compensation and benefits plans, which are offered to all full time information technology staffing employees, to be market competitive. We believe that we have good relationships with our information technology staffing employees.

     For the amounts of revenues from external customers, EBITDA, total assets and capital expenditures attributable to each industry segment of Iron Mountain (records and information management services and information technology staffing), see Note 10 of Notes to Iron Mountain's Consolidated Financial Statements contained herein.


Employees

     A key feature of our operating strategy is our decentralized management structure and empowerment of local management operating in local business environments. We are divided into two operational business units, each of which has a president in charge of such unit: Records and Information Management Services and Information Technology Staffing. Each operational unit is divided into geographic Areas, Regions and Districts. Generally, Areas are managed by Executive Vice Presidents, Regions are managed by Vice Presidents and Districts are managed by General Managers. We have recently hired a President of our international division who will focus on expansion opportunities in the United Kingdom and Continental Europe. Management believes this structure offers responsive and superior customer service and positions Iron Mountain to sell ancillary services and products. Our headquarters staff performs a variety of central administrative and support functions in order to maximize the time and resources that local personnel can devote to customer service and client development.

     As of March 1, 1999, our records and information management services business domestically employed over 4,500 full time employees, of whom approximately 96% were employed at the field level and 4% at our headquarters in Boston, Massachusetts. Through our international joint venture, Britannia Data Management, as of March 1, 1999, our records and information management services business employed over 330 full time employees in the United Kingdom.

     Various Teamsters Union locals under four different agreements represent approximately 4% of our employees. One of these agreements, covering approximately 16 employees, has expired, and we are involved in negotiations with the union locals involved in such agreement. In addition, the three other agreements, covering a total of approximately 180 employees, are scheduled to expire in May 1999, December 1999 and March 2000. Based on our experience with the union locals, we expect that we will enter into new agreements on satisfactory terms, though we cannot assure this. In addition, ten employees of Britannia Data Management are members of a union under an agreement scheduled to expire in July 1999.

     All non-union employees, other than employees of Britannia Data Management, are eligible to participate in our benefit programs, which include medical, dental, life, short and long-term disability and accidental death and dismemberment plans. Unionized employees receive these types of benefits through their unions. In addition to base compensation and other usual benefits, all full-time union and non-union employees, other than employees of Britannia Data Management, participate in some form of incentive-based compensation program that provides payments based on profits, collections or attainment of specified objectives for the unit in which they work.

Management believes that we have good relationships with our employees and unions. Britannia Data Management employees participate in separate benefit and incentive-based compensation programs.


Insurance

     We carry a comprehensive property insurance policy with insurers that we believe to be reputable and in amounts that we believe to be appropriate, covering the replacement cost of real and personal property, including improvements. Subject to sub-limits, the policy also covers extraordinary expenses associated with business interruption and damage or loss from flood or earthquake, subject to certain deductibles. Separate policies for California earthquake insurance carry other deductibles that may be significant. We also maintain general liability and excess liability insurance covering bodily injury, property damage and personal injury.

     Our standard form of contract sets forth an agreed maximum value for each carton or other storage unit held by us as a limitation on liability for loss or damage, as permitted under the Uniform Commercial Code. In contracts containing such limits, such values are nominal, and we believe that in typical circumstances our liability would be so limited in the event of loss or damage relating to the value of information stored on media held by us. However, some of our agreements with certain large volume accounts and some of the contracts we have assumed in our acquisitions contain no such limits or contain higher limits or supplemental insurance arrangements. See "Legal Proceedings" for a description of claims by particular customers seeking to rescind their contracts, including limitations on liability, as a result of the fires experienced in our South Brunswick Township, New Jersey facilities.


Environmental Matters

     Under various environmental laws, an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. Some of these laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such substances, or the failure to properly remediate affected property, may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination.

     Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials. Such laws may impose liability for the release of asbestos-containing materials and may enable third parties to seek recovery from owners or operators of real estate for personal injury associated with exposure to such substances. We are aware of the presence of asbestos-containing materials at some of our facilities, but believe that such materials are in acceptable condition at this time. We believe that future costs related to any removal and disposal of asbestos-containing materials at these facilities will not be material, either on an annual basis or in the aggregate, although there can be no assurance with respect thereto.

     In addition, some of the properties formerly or currently owned or operated by Iron Mountain were previously used for industrial or other purposes that involved the use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes and, in some instances, included the operation of underground storage tanks. In addition, some of these properties are adjacent to or near Superfund sites or other contaminated properties. In connection with our former and current ownership or operation of certain properties, we may be potentially liable for environmental costs such as those discussed above.

     We have from time to time conducted environmental investigations and remedial activities at certain of our former and current facilities, but we have not conducted an in-depth environmental review of all our properties. We believe that we are in substantial compliance with all applicable material environmental laws. We have not received any written notice from any governmental authority or third party asserting, and are not otherwise aware of, any material noncompliance, liability or claim relating to hazardous substances or wastes, petroleum products or material environmental laws applicable to our operations in connection with any of our present or former properties. However, we cannot assure you that we will not be liable in the future for any environmental conditions for which we might be liable in the future or that future regulatory action, as well as compliance with future environmental laws, will not require us to incur costs for or at its properties that could have a material adverse effect on our financial condition and results of operations.


Properties

     As of April 30, 1999, we conducted operations through 242 leased and 57 owned facilities containing a total of over 16.5 million square feet of space. The leased facilities typically have initial lease terms of 10 years with options to renew for an additional ten years. The weighted average remaining term of the leases on these facilities is approximately seven years. Many of our leases contain either a purchase option or a right of first refusal upon the sale of the property.

     The following table sets forth our records and information management services facilities in the geographic locations indicated below as of April 30, 1999:



Location                  Number of Facilities
--------                  --------------------
Alabama .................            1
Arizona .................           10
California ..............           54
Colorado ................            6
Connecticut .............            3
Delaware ................            1
Florida .................           16
Georgia .................            9
Illinois ................           11
Indiana .................            1
Kansas ..................            1
Kentucky ................            1
Louisiana ...............            4
Maine ...................            1
Maryland ................            8
Massachusetts ...........            9
Michigan ................           15
Minnesota ...............            6
Missouri ................            4
Nebraska ................            4
Nevada ..................            1
New Hampshire ...........            1
New Jersey ..............           12
New Mexico ..............            3
New York ................           16
North Carolina ..........            5
Ohio ....................           16
Oklahoma ................            1
Oregon ..................            9
Pennsylvania ............            7
Rhode Island ............            1
Tennessee ...............            2
Texas ...................           17
Utah ....................            2
Virginia ................           12
Washington ..............           10
Wisconsin ...............            2
United Kingdom ..........           17
                                    --
    Total ...............          299
                                   ===

     We lease an additional 11 office facilities in connection with our information technology staffing services in Arizona, California, Colorado, Florida, Pennsylvania and Washington.

     Iron Mountain Incorporated or a principal operating subsidiary is a guarantor of a substantial portion of the leases to which other subsidiaries are party. See Note 11 of Notes to Iron Mountain's Consolidated

Financial Statements for information regarding our minimum annual rental commitments. The stock of substantially all of our subsidiaries is pledged as security to the lenders under our revolving credit facility. In addition, substantially all of the property and assets of Britannia Data Management and its subsidiaries and the stock of Britannia Data Management's subsidiaries are pledged as security for the lenders under Britannia Data Management's credit facility.


Legal Proceedings

     In March 1997, we experienced three fires, all of which authorities have determined were caused by arson. The fires resulted in damage to one and destruction of our other records and information management services facility in South Brunswick Township, New Jersey.

     Approximately 61 of our customers or their insurance carriers have asserted claims as a consequence of the destruction of or damage to their records as a result of the fires, some of which claims allege negligence or other culpability on our part. We and our insurers have denied any liability on our part as to all of these claims. We are presently aware of six lawsuits filed against us by certain of our customers and/or their insurers, and of two lawsuits filed by the insurers of abutters of the South Brunswick facility, all alleging damages in unspecified amounts arising out of the fires. Those lawsuits were filed in the U.S. District Court for the District of New Jersey; the New Jersey Superior Court, Middlesex County, Law Division; and the Supreme Court for New York County, New York.

     We have denied liability and asserted various affirmative defenses in each of these cases. We have also asserted counterclaims for indemnification against certain of the plaintiffs. Discovery is ongoing in all eight cases, and five of the six cases in New Jersey state court have been consolidated for purposes of discovery and pre-trial administration. We deny any liability as a result of the destruction of or damage to customer records as a result of the fires, which were beyond our control, and intend to vigorously defend ourselves against these and any other lawsuits that may arise. We are also pursuing coverage of these claims and proceedings with our various insurers.

     We have been paid by our general liability and property insurance carrier for costs incurred as a result of business interruption and property damage due to the fires. However, our errors and omissions carrier has made an initial determination denying coverage as to these claims. On November 19, 1998, we filed an action in the United States District Court for the District of Massachusetts (Iron Mountain Incorporated and Iron Mountain Records Management, Inc. v. National Union Fire Insurance Co. of Pittsburgh, PA) seeking a declaration of coverage and other relief. The parties are currently in active negotiations, together with the general liability and property carrier, to resolve all coverage issues.

     The outcome of these proceedings cannot be predicted. Based on its present assessment of the situation, after consultation with legal counsel, management does not believe that the outcome of these proceedings will have a material adverse effect on our financial condition or results of operations, although there can be no assurance in this regard.

     On June 5, 1997, Arcus Group filed a complaint for a refund of federal taxes paid for the year 1995 in the amount of $0.8 million against the United States in the Court of Federal Claims. This claim is based on the utilization of Arcus Group's net operating loss carryforwards for the tax year ended December 31, 1995. On September 3, 1997, the United States filed its answer in the case, denying Arcus Group's use of its net operating losses. The lawsuit is in the discovery stage. If Arcus Group prevails in the litigation, we will be able to use $8.0 million in loss carryforwards per year against income generated by the former Arcus group of companies each year through at least the year 2002. If Arcus Group does not prevail, then we may have to pay taxes for the years 1996 and 1997, in which years Arcus Group did claim the benefit of its loss carryforwards, and these additional taxes would be added to goodwill as additional purchase price. Management does not believe that the amount of taxes which we would have to pay in such event would have a material adverse effect on our financial condition or results of operations, although there can be no assurance in this regard.

     In addition to the matters discussed above, we are involved in litigation from time to time in the ordinary course of business, and in the opinion of management, no other material legal proceedings are pending to which Iron Mountain, or any of its properties, is subject.

                                   MANAGEMENT

Directors, Executive Officers and Certain Other Officers

     The directors, executive officers and certain other officers of Iron Mountain are as follows (all information is as of May 7, 1999):


Names of Directors and Executive Officers     Age                            Position
-----------------------------------------     ---                            --------
C. Richard Reese(1) .......................    53     Chairman of the Board of Directors and Chief
                                                      Executive Officer
David S. Wendell ..........................    45     President, Chief Operating Officer and Director
John F. Kenny, Jr. ........................    41     Executive Vice President and Chief Financial
                                                      Officer
Harold E. Ebbighausen .....................    44     President of Arcus Data Security, Inc.
Christophe M. Giecold .....................    41     President of International Division of Iron Mountain
                                                      Records Management, Inc.
George P. Groff ...........................    49     President of Arcus Staffing Resources, Inc.
Richard A. Drutman ........................    56     Executive Vice President of Arcus Data Security, Inc.
Robert G. Miller ..........................    42     Executive Vice President of Iron Mountain Records
                                                      Management, Inc.
Christopher Neefus ........................    43     Executive Vice President of Iron Mountain Records
                                                      Management, Inc.
Kenneth F. Radtke, Jr. ....................    53     Executive Vice President of Iron Mountain Records
                                                      Management, Inc.
Robert P. Swift ...........................    57     Executive Vice President of Iron Mountain Records
                                                      Management, Inc.
Clarke H. Bailey(1)(3) ....................    44     Director
Constantin R. Boden(2)(3) .................    62     Director
Kent P. Dauten(2) .........................    43     Director
Eugene B. Doggett .........................    62     Director
B. Thomas Golisano ........................    57     Director
Arthur D. Little(2)(3) ....................    55     Director
Vincent J. Ryan(1)(3) .....................    63     Director

Names of Certain Other Officers               Age                  Position
-------------------------------               --                   --------
Eileen Aird ...............................    48     President of Record Masters
Jean A. Bua ...............................    40     Vice President and Corporate Controller
Michael Karp ..............................    34     Vice President, Sales and Marketing
Van M. Latham .............................    41     Vice President, Human Resources
John P. Lawrence ..........................    47     Vice President and Treasurer
Donald P. Richards ........................    34     Vice President, Mergers and Acquisitions
Kenneth A. Rubin ..........................    37     Vice President, Business Development
T. Anthony Ryan ...........................    58     Vice President, Real Estate

----------------------
(1) Member of the Executive Committee; Mr. Ryan is the Chairman of the Executive Committee.

(2) Member of the Audit Committee; Mr. Boden is the Chairman of the Audit Committee.

(3) Member of the Compensation Committee; Mr. Little is the Chairman of the Compensation Committee.

     The board of directors currently consists of nine directors. There are three classes of directors who serve for three-year terms and are elected on a staggered basis, one class of directors standing for election each year. Directors of each class will thereafter hold office until the third annual meeting of our stockholders following their election or until their successors are elected and qualified.


     The executive officers and other officers were elected by the board of directors on May 28, 1998, other than Mr. Giecold, who was elected on March 30, 1999, and Ms. Aird, who was appointed by our President in

April 1998. All executive officers and other officers hold office at the discretion of the board of directors until the first meeting of the board of directors following the next annual meeting of stockholders and until their successors are chosen and qualified.


Directors and Executive Officers

     C. Richard Reese is the Chairman of the board of directors of Iron Mountain, a position that he has held since November 1995, and the Chief Executive Officer of Iron Mountain, a position that he has held since 1981. Prior to November 1995, Mr. Reese was the President of Iron Mountain, a position he had held since 1981. Mr. Reese is also a member of the investment committee of Schooner Capital LLC, which owns approximately 8.8% of the outstanding stock of Iron Mountain, and a trustee of Schooner Capital Trust. Prior to joining Iron Mountain, he lectured at Harvard Business School in "Entrepreneurship" and provided consulting services to small and medium-sized emerging enterprises. Mr. Reese has also served as president and a Director of Professional Records and Information Services Management. He holds a Master of Business Administration degree from Harvard Business School.

     David S. Wendell is the President and Chief Operating Officer and a Director of Iron Mountain, positions that he has held since November 1995. After practicing law with Brown & Wood, Mr. Wendell joined Iron Mountain in 1984, where he has served in a variety of positions. Prior to November 1995, he was Executive Vice President, Atlantic Area and prior to 1991, he was Vice President, New England Region. He holds a Master of Business Administration degree from Harvard Business School and a Juris Doctor degree from the University of Virginia.

     John F. Kenny, Jr. is an Executive Vice President and the Chief Financial Officer of Iron Mountain, positions that he has held since May 1997. Mr. Kenny joined Iron Mountain in 1991, and held operating responsibilities as Regional Vice President of New England and later Northeast operations before assuming the position of Vice President of Corporate Development in 1995. Prior to 1991, he was Vice President of CS First Boston Merchant Bank, New York, with responsibility for risk capital investments. Mr. Kenny has also served as a Director and the Treasurer of Professional Records and Information Services Management. He holds a Master of Business Administration degree from Harvard Business School.

     Harold E. Ebbighausen is the President of Arcus Data Security, Inc., a subsidiary of Iron Mountain conducting data security services, a position that he has held since May 1998. Prior to 1997, he had been serving as Vice President of Data Security Services since joining Iron Mountain in September 1996. Prior to joining Iron Mountain, Mr. Ebbighausen was Vice President of Document Management Services with INSCI Corporation, a software provider for computer output and data storage solutions to optical and CD technology. Previously, he held a number of field management positions with Anacomp, Inc., a service bureau provider in the micrographics industry.

     Christophe M. Giecold is the President of the International Division of Iron Mountain Records Management, Inc., Iron Mountain's principal records and information management services subsidiary, a position that he has held since March 1999. Mr. Giecold was the General Manager--Records Management Continental Europe for Brambles Europe, from 1996 until joining Iron Mountain. From 1993 to 1996, Mr. Giecold was Managing Director of DERBIT, an international manufacturer and distributor of waterproofing materials, in Bologna Italy. He holds a Master of Business Administration degree from Solvay Business School in Brussels, Belgium.

     George P. Groff is the President of Arcus Staffing Resources, Inc., a subsidiary of Iron Mountain conducting information technology staffing services, a position that he has held since March 1998. From 1993 to March 1998, Mr. Groff served as a Vice President of Arcus Staffing Resources, Inc. and of Wolf Advisory International, Inc., a company which he joined in 1989 that was acquired by Arcus Group in 1996. He holds a Master of Business Administration degree from Golden Gate University.

     Richard A. Drutman is an Executive Vice President of Arcus Data Security, Inc., a subsidiary of Iron Mountain conducting data security services, a position that he has held since March 1998. Mr. Drutman joined Iron Mountain in January 1998 as a result of the completion of the Arcus Group merger. Mr. Drutman joined Arcus Data Security, Inc. in 1976 and held various positions, including Senior Vice President and Chief

Operating Officer from 1991 to 1996 and President and Chief Executive Officer from 1996 to January 1998. He holds a Bachelor of Arts degree from California State University at Los Angeles.

     Robert G. Miller is an Executive Vice President of Iron Mountain Records Management, Inc., a position that he has held since December 1996. Mr. Miller joined Iron Mountain in 1988 and held various positions including District Manager from 1988 through 1991 and regional Vice President from 1991 through 1996. Prior to 1988, Mr. Miller was employed as a District Manager at Bell & Howell Records Management Company.

     Christopher Neefus is an Executive Vice President of Iron Mountain Records Management, Inc., a position that he has held since July 1997. Mr. Neefus was a Vice President of Sales and Customer Service for ASI, Inc., a software provider for the storage of computer generated information, from 1995 until joining Iron Mountain. From 1990 to 1995, Mr. Neefus was the Region Vice President of Anacomp, Inc., a service bureau provider in the micrographics industry. Mr. Neefus holds a Bachelor of Arts degree in Communications Arts from Hofstra University.

     Kenneth F. Radtke, Jr. is an Executive Vice President of Iron Mountain Records Management, Inc., a position that he has held since June 1996. Prior to June 1996, Mr. Radtke was Northeast Regional Vice President and prior to 1995 was Sales Manager, New York Region. Mr. Radtke has worked in the records and information management services industry since 1988 as President and Chief Executive Officer of Dataport Company, Inc. and Senior Vice President of a subsidiary of Arcus Group. He holds a graduate degree from the University of Wisconsin, Graduate School of Banking.

     Robert P. Swift is an Executive Vice President of Iron Mountain Records Management, Inc., a position that he has held since November 1995. Prior to November 1995, Mr. Swift was the Executive Vice President, Western Area of Iron Mountain and prior to 1988, Mr. Swift was employed in various positions at Bell & Howell Records Management Company.

     Clarke H. Bailey is a Director of Iron Mountain, a position that he has held since January 1998, when he was appointed to the Iron Mountain board of directors in accordance with the terms of the Arcus Group merger. He is Co-Chairman and Director of Hudson River Capital LLC, a private equity firm specializing in middle market acquisitions, recapitalizations and expansion capital investments and Chairman, Chief Executive Officer and a Director of National Fulfillment, Inc., a private company specializing in literature fulfillment, marketing support and textbook depository services. Mr. Bailey was the Chairman and Chief Executive Officer of each of Arcus Group, Inc., United Acquisition Company and Arcus Technology Services, Inc., positions that he had held since 1995, until the completion of the Arcus Group merger, and is a Director of Connectivity Technologies Inc., Swiss Army Brands, Inc. and SWWT, Inc. (formerly known as Sweetwater, Inc.). Mr. Bailey also serves as a Director of Glenayre Technologies, Inc. (formerly N-W Group, Inc.), a manufacturing company in the telecommunications industry. Prior to joining Glenayre in 1990, Mr. Bailey was a Managing Director at Oppenheimer & Co., Inc. He holds a Master of Business Administration degree from The Wharton School, University of Pennsylvania.

     Constantin R. Boden is a Director of Iron Mountain, a position that he has held since December 1990. Mr. Boden is the principal of Boden Partners LLC and chairman of the advisory board of Boston Capital Ventures, a risk capital concern. For 34 years, until January 1995, Mr. Boden was employed by The First National Bank of Boston, most recently as Executive Vice President, International Banking. He holds a Master of Business Administration degree from Harvard Business School.

     Kent P. Dauten is a Director of Iron Mountain, a position that he has held since November 1997, when he was appointed to the Iron Mountain board of directors in accordance with the terms of the Record Masters merger. He also serves as President of Keystone Capital, Inc., a management and consulting advisory service firm, a position he has held since March 1994. In February 1995, Mr. Dauten founded and served as President of Record Masters until the completion of the Record Masters merger. From 1993 to 1994, he was employed in various investment management positions, most recently as Senior Vice President of Madison Dearborn Partners, Inc. and from 1979 to 1992, he was Senior Vice President of First Chicago Venture Capital. Mr. Dauten currently serves as a Director of Health Management Associates, Inc., a hospital management firm, and is a Trustee of ElderTrust, a health care real estate investment trust. Mr. Dauten holds a Master of Business Administration degree from Harvard Business School.

     Eugene B. Doggett is a Director of Iron Mountain, a position that he has held since 1990. From 1987 until May 1997, Mr. Doggett was the Chief Financial Officer of Iron Mountain, and from 1990 until May 1998, Mr. Doggett was an Executive Vice President of Iron Mountain. Mr. Doggett is also a Director of Mac-Gray Corporation, a publicly held supplier of card and coin-operated laundry services in multiple housing facilities. Prior to joining Iron Mountain, he had extensive experience in commercial and investment banking, as well as financial and general management experience at senior levels. He holds a Master of Business Administration degree from Harvard Business School.

     B. Thomas Golisano is a Director of Iron Mountain, a position that he has held since June 1997, when he was appointed to the Iron Mountain board of directors in accordance with the terms of our merger with Safesite Records Management Corporation. He founded Paychex Inc., a publicly held, national payroll service company, in 1971 and serves as its Chairman, President and Chief Executive Officer. Mr. Golisano serves on the Board of Trustees of Rochester Institute of Technology and on the boards of several privately held companies. He has also served on the boards of numerous non-profit organizations and is the founder of the B. Thomas Golisano Foundation.

     Arthur D. Little is a Director of Iron Mountain, a position that he has held since November 1995. Mr. Little is a principal of The Little Investment Company, which he founded in 1992. Prior to that, he was Managing Director of and also a partner in Narragansett Capital, Inc., a private investment firm. He holds a Bachelor of Arts degree in history from Stanford University.

     Vincent J. Ryan is a Director of Iron Mountain. Mr. Ryan is the founder of Schooner Capital LLC and has served as Chairman and Chief Executive Officer of Schooner Capital LLC since 1971. He is also President and a Trustee of Schooner Capital Trust, the sole member of Schooner Capital LLC. Prior to November 1995, Mr. Ryan served as Chairman of the Iron Mountain board of directors.


Certain Other Officers

     Eileen Aird is the President of Record Masters, Iron Mountain's healthcare information management business, a position that she has held since April 1998. Prior to joining Iron Mountain, Ms. Aird held numerous positions in the healthcare field, including President of Life Chem, a national clinical reference lab, and Vice President and Director of Operations of Hackensack University Medical Center, a 600-bed regional medical center. Ms. Aird is a member of the American College of Healthcare Executives. She holds a Master of Business Administration degree from The Wharton School, University of Pennsylvania.

     Jean A. Bua is Vice President and Corporate Controller of Iron Mountain. Ms. Bua joined Iron Mountain in such capacity in March 1996. From 1993 to 1996, Ms. Bua was the Corporate Controller for Duracraft Corp., a consumer products manufacturer. Prior to that, Ms. Bua was the accounting manager for a high-tech manufacturer and was a management consultant for Ernst & Young. She holds a Master of Business Administration degree from the University of Rhode Island. Ms. Bua is a certified public accountant.

     Michael Karp is Vice President, Sales and Marketing of Iron Mountain. Mr. Karp joined Iron Mountain in June 1997 as a result of the Safesite Records Management merger. From 1988 until June 1997, he was employed by Safesite in various positions, including as branch manager, regional manager and director of national sales. Mr. Karp holds a Bachelors degree in business from Arizona State University.

     Van M. Latham is Vice President of Human Resources of Iron Mountain. Mr. Latham joined Iron Mountain in 1997. For the preceding ten years he was employed by PepsiCola and Pizza Hut, most recently as Human Resources Director of PepsiCola East. He holds a Ph.D. in Industrial and Organizational Psychology from Wayne State University.

     John P. Lawrence is Vice President and Treasurer of Iron Mountain, with responsibility for acquisition integration, internal audit, risk management and purchasing and contracting. Mr. Lawrence has been associated with Iron Mountain since 1988. Prior to 1988, he worked for Hewlett Packard for nine years in various management positions in finance, control, marketing and manufacturing. He holds a Master of Business Administration degree from Harvard Business School.

     Donald P. Richards is Vice President, Mergers & Acquisitions of Iron Mountain, a position he has held since December 1997. Prior to joining Iron Mountain, Mr. Richards practiced corporate law with Bingham Dana LLP from 1992 through 1997. He holds a Juris Doctor degree from Cornell University.

     Kenneth A. Rubin is Vice President of Business Development of Iron Mountain. Mr. Rubin joined Iron Mountain in 1989 and served as Vice President of Marketing through mid-1997. Mr. Rubin is currently serving as the Managing Director of Iron Mountain Consulting Services, Inc., a subsidiary of Iron Mountain that provides records and information consulting services. Prior to 1989, Mr. Rubin worked for Leahy Business Archives (formally Instar Inc.) in various sales and sales management roles. He holds a Bachelors degree in political science from Drew University.

     T. Anthony Ryan is Vice President of Real Estate of Iron Mountain. Mr. Ryan manages the real estate of Iron Mountain and is responsible for identifying and evaluating new facility opportunities and negotiating long-term leases. He has been involved in real estate development for 22 years. His work experience includes positions as Director of Development for Gilbane Property, Vice President of CRJ Investments and, more recently, Vice President and Partner at the Linpro Company. He holds a Bachelors degree in history from The George Washington University.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us regarding the beneficial ownership of common stock by (a) each stockholder known by us to be the beneficial owner of more than five percent of the common stock, (b) each director, (c) the Chief Executive Officer and the four highest paid executive officers serving in such capacity at December 31, 1998 and (d) all executive officers and directors of Iron Mountain as a group. Such information is presented as of May 7, 1999. The table also reflects ownership of common stock after this offering and the application of the net proceeds from this offering as described in "Use of Proceeds," without giving effect to the possible exercise of the over-allotment option granted to the underwriters.


                                              Amount of Beneficial      Amount of Beneficial
                                                    Ownership                Ownership
                                               Before the Offering       After the Offering
                                             -----------------------   ----------------------
                                                            Percent                   Percent
Name(1)                                         Shares       Owned        Shares       Owned
-------                                         ------      -------       ------      -------
 Directors and Executive Officers
 C. Richard Reese(2) .....................    1,690,694        5.5%     1,690,694       4.9%
 David S. Wendell(3) .....................      210,787          *        210,787         *
 John F. Kenny, Jr.(4) ...................      131,409          *        131,409         *
 Harold E. Ebbighausen(5) ................       11,407          *         11,407         *
 George P. Groff(6) ......................       20,253          *         20,253         *
 Clarke H. Bailey(7) .....................       55,698          *         55,698         *
 Constantin R. Boden(8) ..................       32,547          *         32,547         *
 Kent P. Dauten(9) .......................    1,410,454        4.5%     1,410,454       4.1%
 Eugene B. Doggett(10) ...................      113,727          *        113,727         *
 B. Thomas Golisano(11) ..................    1,521,867        4.9%     1,521,867       4.4%
 Arthur D. Little(12) ....................       40,624          *         40,624         *
 Vincent J. Ryan(13) .....................    5,041,852       16.3%     5,041,852      14.6%
 All directors and executive officers as a
   group (18 persons)(14) ................    9,571,210       30.4%     9,571,210      27.3%
 Five Percent Stockholders
 Baron Capital Group, Inc./Ronald
   Baron(15) .............................    1,675,750        5.4%     1,675,750       4.9%
 Schooner Capital LLC(16) ................    2,736,076        8.8%     2,736,076       7.9%

----------------------
* Less than 1%

 (1) Except as otherwise indicated, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
 (2) Mr. Reese is a Director and Chairman of the Board and Chief Executive Officer of Iron Mountain. Includes 22,995 shares of common stock held by trusts for the benefit of Mr. Reese's children, as to which Mr. Reese disclaims beneficial ownership. Also includes 874,249 shares of common stock as to which Mr. Reese shares beneficial ownership with Schooner Capital LLC, as a result of a 1988 deferred compensation arrangement, as amended, between Schooner Capital and Mr. Reese relating to Mr. Reese's former services as President of the predecessor corporation of Schooner Capital. Pursuant to such arrangement, upon the earlier to occur of (a) Schooner Capital LLC's sale or exchange of substantially all of the shares of our common stock held by Schooner Capital LLC or (b) the cessation of Mr. Reese's employment with Iron Mountain, Schooner Capital LLC is required to transfer such shares of common stock to Mr. Reese or remit to Mr. Reese cash in an amount equal to the then current fair value of such shares of common stock.
 (3) Mr. Wendell is a Director and President and Chief Operating Officer of Iron Mountain. Includes 203,670 shares that Mr. Wendell has the right to acquire pursuant to currently exercisable options.
 (4) Mr. Kenny is an Executive Vice President and Chief Financial Officer of Iron Mountain. Includes 123,799 shares that Mr. Kenny has the right to acquire pursuant to currently exercisable options.
 (5) Mr. Ebbighausen is President of Arcus Data Security, Inc., a subsidiary of Iron Mountain. Consists solely of shares that Mr. Ebbighausen has the right to acquire pursuant to currently exercisable options.
 (6) Mr. Groff is President of Arcus Staffing Resources, Inc., a subsidiary of Iron Mountain. Consists solely of shares that Mr. Groff has the right to acquire pursuant to currently exercisable options.
 (7) Mr. Bailey is a Director of Iron Mountain. Includes 1,227 shares that Mr. Bailey has the right to acquire pursuant to currently exercisable options.

(8) Mr. Boden is a Director of Iron Mountain. Includes 1,227 shares that Mr. Boden has the right to acquire pursuant to currently exercisable options.
(9) Mr. Dauten is a Director of Iron Mountain. Includes 1,227 shares that Mr. Dauten has the right to acquire pursuant to currently exercisable options.
(10) Mr. Doggett is a Director of Iron Mountain. Includes 1,227 shares that Mr. Doggett has the right to acquire pursuant to currently exercisable options.
(11) Mr. Golisano is a Director of Iron Mountain. Includes 6,654 shares that Mr. Golisano has the right to acquire pursuant to currently exercisable options.
(12) Mr. Little is a Director of Iron Mountain. Includes 37,500 shares held by The Little Family Trust, as to which Mr. Little disclaims beneficial ownership, as well as 1,227 shares that Mr. Little has the right to acquire pursuant to currently exercisable options.
(13) Mr. Ryan is a Director of Iron Mountain. Mr. Ryan holds 2,304,549 shares of common stock. Also includes 1,227 shares that Mr. Ryan has the right to acquire pursuant to currently exercisable options. The remaining shares of common stock listed as being beneficially owned by Mr. Ryan are held by Schooner Capital LLC, as to which Mr. Ryan has sole voting power and investment power as the Chairman of the Board of Schooner Capital LLC and principal stockholder of Schooner Capital Trust, the sole member of Schooner Capital LLC. See footnote (16) regarding shares held by Schooner Capital LLC.
(14) Includes 529,053 shares that directors and executive officers have the right to acquire pursuant to currently exercisable options.
(15) Includes 1,650,000 shares held by BAMCO, Inc. and 25,750 shares held by Baron Capital Management, Inc., both of which are subsidiaries of Baron Capital Group, Inc., in which Ronald Baron owns a controlling interest. Baron Capital Group, Inc. and Ronald Baron disclaim beneficial ownership of shares held by their controlled entities or the investment advisory clients thereof to the extent such shares are held by persons other than Baron Capital Group, Inc. and Ronald Baron. BAMCO, Inc. and Baron Capital Management, Inc. disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, Inc., Baron Capital Management, Inc. and their affiliates. The foregoing information is based on a Schedule 13G filed with the SEC on January 22, 1999 reporting beneficial ownership as of December 31, 1998.
(16) Mr. Ryan is the Chairman of the Board of Schooner Capital LLC and the principal shareholder, President and a Trustee of Schooner Capital Trust, the sole member of Schooner Capital LLC, and, accordingly, has sole voting and investment power with respect to the shares of common stock held by Schooner Capital LLC. Includes 874,249 shares of common stock as to which Schooner Capital LLC shares beneficial ownership with Mr. Reese as described in footnote (2). Schooner Capital LLC has agreed to vote the shares of common stock subject to such arrangements at the direction of Mr. Reese.

                                 UNDERWRITING

     The underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their respective names below. The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, and that the underwriters are committed to purchase all of the common stock if any are purchased.


                                                  Number of
Underwriter                                         Shares
-----------                                      ------------
Bear, Stearns & Co. Inc. .....................    2,760,000
William Blair & Company L.L.C. ...............    1,150,000
Prudential Securities Incorporated ...........      460,000
Wasserstein Perella Securities, Inc. .........      230,000
Allen & Company Incorporated  ................      100,000
BancBoston Robertson Stephens Inc. ...........      100,000
CJS Securities, Inc. .........................      100,000
Jefferies & Company, Inc. ....................      100,000
                                                  ---------
  Total ......................................    5,000,000
                                                  =========

     The underwriters have advised us that they propose to offer our common stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at that price less a concession not in excess of $0.80 per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per share on sales to certain other dealers. After the initial offering to the public, the public offering price, concession and discount may be changed. The underwriters have agreed to reimburse us for certain expenses related to the offering.

     We have granted to the underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 750,000 additional shares of common stock to cover over-allotments, if any, at the public offering price per share set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to customary conditions, to purchase approximately the same percentage of the total overallotment option shares proportionate to each underwriter's initial commitment as indicated in the foregoing table.

     In the underwriting agreement, we have agreed to indemnify the several underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect thereof.

     Iron Mountain, its directors, executive officers, certain other officers, Schooner Capital LLC and the former stockholders of Data Base have agreed, subject to certain exceptions, not to offer, sell, contract to sell, swap, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, grant any option to purchase or otherwise dispose, or publicly announce his, her or its intention to do any of the foregoing, of any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of Bear, Stearns & Co. Inc.

     In order to facilitate this offering, Bear, Stearns & Co. Inc. and other persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of common stock than we have sold to them. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, Bear, Stearns & Co. Inc. and other persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilizing transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of the common stock. We make no representation as to the magnitude or effect of any such stabilization or other transactions. The foregoing transactions may be effected on the New York Stock Exchange. Such transactions, if commenced, may be discontinued at any time.

     From time to time, some of the underwriters or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to us and our affiliates, for which they have received, and expect to receive, customary compensation. Bear, Stearns & Co. Inc., William Blair & Company, L.L.C., Prudential Securities Incorporated and Wasserstein Perella Securities, Inc. acted as underwriters in connection with our April 1998 equity offering and received customary compensation for their services. Bear, Stearns & Co. Inc. acted as our financial advisor in connection with our acquisition of Arcus Group and received a customary fee for its services. William Blair & Company, L.L.C. acted as our financial advisor in connection with our acquisitions of Safesite Records Management Corporation and Britannia Data Management and received a customary fee for its services.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this Prospectus Supplement will be passed upon for us by Sullivan & Worcester LLP, Boston, Massachusetts and for the underwriters by Latham & Watkins, New York, New York. Jas. Murray Howe, Secretary of Iron Mountain, is of counsel to Sullivan & Worcester LLP and beneficially owns 20,000 shares of common stock.


                                    EXPERTS

     The following financial statements have been audited by the following independent public accountants. The following amends and supersedes in its entirety the information under the caption "Experts" in the accompanying
Prospectus:

     The consolidated financial statements and schedule of Iron Mountain Incorporated and its subsidiaries for the three years ended December 31, 1998, included in Iron Mountain's Annual Report on Form 10-K dated March 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Records Retention/FileSafe, L.P. for the two years ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Abbott Stringham & Lynch, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of HIMSCORP, Inc. and Subsidiaries for the period February 1, 1995 to December 31, 1995 and for the year ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report thereon included therein, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Arcus Technology Services, Inc. for each of the two years in the period ended December 31, 1997 and the five-month period ended December 31, 1995 and the consolidated financial statements of Arcus, Inc. (Predecessor Company) for the seven-month period ended July 31, 1995, appearing in Iron Mountain's Current Report on Form 8-K dated March 9, 1998, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report thereon and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Arcus Group, Inc. for each of the two years in the period ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports thereon included therein, and are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Midwest Records Management for the year ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K dated September 18, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Sloan Vaults, Inc. and Affiliate for the year ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K dated September 18, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of InterMation, Inc. for the year ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K dated September 18, 1998, have been audited by Arthur Andersen

LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of National Underground Storage, Inc. for the two years ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K/A dated August 7, 1998, have been audited by Carbis Walker & Associates, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Britannia Data Management Limited for the two years ended October 31, 1998, included in Iron Mountain's Current Report on Form 8-K/A dated March 22, 1999, have been audited by Robson Rhodes, chartered accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Data Base, Inc. and Affiliate for the three years ended December 31, 1998, included in Iron Mountain's Current Report on Form 8-K dated April 16, 1999, have been audited by Moss Adams LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus Supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below filed with the SEC (File No. 0-27584) under the Exchange Act.

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

     o Current Reports on Form 8-K dated January 19, 1999, March 3, 1999, April 16, 1999, April 22, 1999, May 7, 1999 and May 11, 1999,

     o Current Report on Form 8-K/A dated March 22, 1999 and

     o Registration Statement on Form 8-A dated April 16, 1999.

     We also incorporate by reference each of the following documents that we file with the SEC after the date of this Prospectus Supplement but before the end of this offering:

     o Reports filed under Sections 13(a) and (c) of the Exchange Act,

     o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders meeting, and

     o Reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any of the filings, excluding exhibits unless the exhibits are specifically incorporated by reference into this Prospectus Supplement, at no cost, by writing or telephoning us at the following address:

                              John F. Kenny, Jr.
                         Executive Vice President and
                            Chief Financial Officer
                          Iron Mountain Incorporated
                              745 Atlantic Avenue
                          Boston, Massachusetts 02111
                                (617) 535-4766

     To obtain timely delivery, you must request the information by no later than five business days before you make your investment decision.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Exchange Act and, accordingly, file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy material filed by us with the SEC at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional public reference facilities maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Section. You may access our electronic filings on the SEC's internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, including Iron Mountain, that file electronically with the SEC.

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


                         INDEX TO FINANCIAL STATEMENTS

                                                      Page
                                                      ----
Financial Statements of Iron Mountain Incorporated:
 Annual Consolidated Financial Statements .........   F-2

Financial Statements of Completed Acquisitions:
 Data Base, Inc. and Affiliate ....................   F-24
 Britannia Data Management Limited ................   F-40

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Iron Mountain Incorporated:

     We have audited the accompanying consolidated balance sheets of Iron Mountain Incorporated (a Delaware corporation) and its subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Mountain Incorporated and its subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                  ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 19, 1999

                           IRON MOUNTAIN INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                (In thousands)

                                                                    December 31,
                                                             ---------------------------
                                                                 1997           1998
                                                             ------------   ------------
                          ASSETS
Current Assets:
 Cash and cash equivalents ...............................    $  24,510      $   1,715
 Accounts receivable (less allowances of $1,929 and $3,316
   as of 1997 and 1998, respectively) ....................       40,545         75,565
 Receivable from insurance company .......................        5,410            329
 Foreign currency transaction receivable .................           --         45,885
 Deferred income taxes ...................................        5,896         10,474
 Prepaid expenses and other ..............................        5,566          9,969
                                                              ---------      ---------
    Total Current Assets .................................       81,927        143,937
Property, Plant and Equipment:
 Property, plant and equipment ...........................      245,174        354,101
 Less--Accumulated depreciation ..........................      (61,276)       (87,358)
                                                              ---------      ---------
 Net Property, Plant and Equipment .......................      183,898        266,743
Other Assets:
 Goodwill, net ...........................................      340,852        527,235
 Customer acquisition costs, net .........................        7,319          9,574
 Deferred financing costs, net ...........................       14,429         13,392
 Other ...................................................        8,361          6,504
                                                              ---------      ---------
    Total Other Assets ...................................      370,961        556,705
                                                              ---------      ---------
    Total Assets .........................................    $ 636,786      $ 967,385
                                                              =========      =========

            LIABILITIES AND STOCKHOLDERS'EQUITY
Current Liabilities:
 Current portion of long-term debt .......................    $     520      $   1,731
 Note payable ............................................        3,000             --
 Accounts payable ........................................       11,022         20,620
 Accrued expenses ........................................       28,131         48,539
 Foreign currency transaction payable ....................           --         46,200
 Deferred income .........................................       11,931         26,043
 Other current liabilities ...............................        1,149            339
                                                              ---------      ---------
    Total Current Liabilities ............................       55,753        143,472
Long-term Debt, net of current portion ...................      424,498        454,447
Other Long-Term Liabilities ..............................        5,336          8,925
Deferred Rent ............................................        8,202          9,616
Deferred Income Taxes ....................................        5,264         12,043
Commitments and Contingencies (see Note 11)
Stockholders' Equity:
 Preferred stock .........................................           --             --
 Common stock ............................................          202            294
 Additional paid-in capital ..............................      151,904        355,927
 Accumulated deficit .....................................      (14,373)       (17,339)
                                                              ---------      ---------
    Total Stockholders' Equity ...........................      137,733        338,882
                                                              ---------      ---------
    Total Liabilities and Stockholders' Equity ...........    $ 636,786      $ 967,385
                                                              =========      =========

       The accompanying notes are an integral part of these consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (In thousands, except per share data)

                                                                   Year Ended December 31,
                                                           ----------------------------------------
                                                               1996           1997          1998
                                                           ------------   -----------   -----------
Revenues:
 Storage ...............................................     $ 85,826      $125,968      $230,702
 Service and storage material sales ....................       52,892        82,797       192,810
                                                             --------      --------      --------
    Total Revenues .....................................      138,718       208,765       423,512
Operating Expenses:
 Cost of sales (excluding depreciation) ................       70,747       106,879       220,980
 Selling, general and administrative ...................       34,342        51,668       105,025
 Depreciation and amortization .........................       16,936        27,107        49,152
                                                             --------      --------      --------
    Total Operating Expenses ...........................      122,025       185,654       375,157
                                                             --------      --------      --------
Operating Income .......................................       16,693        23,111        48,355
Interest Expense .......................................       14,901        27,712        45,756
Other Income, net ......................................           --            --         1,384
                                                             --------      --------      --------
    Income (Loss) Before Provision (Benefit) for
      Income Taxes .....................................        1,792        (4,601)        3,983
 Provision (Benefit) for Income Taxes ..................        1,435           (80)        6,949
                                                             --------      --------      --------
    Income (Loss) Before Extraordinary Charge ..........          357        (4,521)       (2,966)
Extraordinary Charge from Early Retirement of Debt
 (Net of Tax Benefit of $1,413) ........................        2,126            --            --
                                                             --------      --------      --------
    Net Loss ...........................................       (1,769)       (4,521)       (2,966)
Accretion of Redeemable Put Warrant ....................          280            --            --
                                                             --------      --------      --------
    Net Loss Applicable to Common Stockholders .........     $ (2,049)     $ (4,521)     $ (2,966)
                                                             ========      ========      ========
Income (Loss) per Common Share--Basic and Diluted
 (See Notes 6 and 7):
 Income (loss) before extraordinary charge .............     $   0.00      $  (0.26)     $  (0.11)
 Extraordinary charge (net of tax benefit) .............        (0.15)           --            --
                                                             --------      --------      --------
 Net Loss Applicable to Common Stockholders ............     $  (0.15)     $  (0.26)     $  (0.11)
                                                             ========      ========      ========
Weighted Average Common Shares Outstanding .............       13,911        17,172        27,470
                                                             ========      ========      ========

       The accompanying notes are an integral part of these consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (In thousands except share data)

                                                                                       Common Stock
                                                                       --------------------------------------------
                                                   Preferred Stock        Class A Voting             Voting
                                                ---------------------- --------------------- ----------------------
                                                    Shares     Amount     Shares     Amount      Shares     Amount
                                                ------------- -------- ------------ -------- ------------- --------
Balance, December 31, 1995                          499,395     $ 5        44,888      $--            --     $ --
Conversion of preferred stock to common
 stock                                             (499,395)       (5)    (44,888)      --    10,915,712      109
Issuance of shares in initial public offering            --      --            --       --     3,525,000       36
Exercise of stock options                                --      --            --       --        10,344       --
Issuance of shares for services                          --      --            --       --         1,372       --
Conversion of common stock--nonvoting to
 common stock--voting                                    --      --            --       --        34,058       --
Net loss                                                 --      --            --       --            --       --
Warrant accretion                                        --      --            --       --            --       --
                                                   --------     -----     -------      ---    ----------     ----
Balance, December 31, 1996                               --      --            --       --    14,486,486      145
Exercise of stock options                                --      --            --       --       123,657        1
Issuance of shares for services                          --      --            --       --         2,751       --
Shares and options issued in connection
 with acquisitions, net of issuance costs                --      --            --       --     4,851,341       49
Conversion of common stock--nonvoting to
 Common Stock--voting                                    --      --            --       --       715,942        7
Net loss                                                 --      --            --       --            --       --
                                                   --------     -----     -------      ---    ----------     ----
Balance, December 31, 1997                               --      --            --       --    20,180,177      202
Shares and options issued in connection
 with acquisitions, net of issuance costs                --      --            --       --     2,645,913       26
Issuance of shares in secondary public
 offering                                                --      --            --       --     6,037,500       60
Exercise of stock options                                --      --            --       --       566,615        6
Net loss                                                 --      --            --       --            --       --
                                                   --------     -----     -------      ---    ----------     ----
Balance, December 31, 1998                               --     $--            --      $--    29,430,205     $294
                                                   ========     =====     =======      ===    ==========     ====

                                                    Common Stock
                                                ---------------------
                                                      Non-Voting       Additional                     Total
                                                ---------------------    Paid-in    Accumulated   Stockholders'
                                                   Shares     Amount     Capital      Deficit        Equity
                                                ------------ -------- ------------ ------------- --------------
Balance, December 31, 1995                              --     $--      $ 28,809     $  (7,803)     $ 21,011
Conversion of preferred stock to common
 stock                                             750,000       7          (111)           --            --
Issuance of shares in initial public offering           --      --        33,249            --        33,285
Exercise of stock options                               --      --           118            --           118
Issuance of shares for services                         --      --            19            --            19
Conversion of common stock--nonvoting to
 common stock--voting                              (34,058)     --            --            --            --
Net loss                                                --      --            --        (1,769)       (1,769)
Warrant accretion                                       --      --            --          (280)         (280)
                                                   -------     ----     --------     ---------      --------
Balance, December 31, 1996                         715,942       7        62,084        (9,852)       52,384
Exercise of stock options                               --      --         1,532            --         1,533
Issuance of shares for services                         --      --            52            --            52
Shares and options issued in connection
 with acquisitions, net of issuance costs               --      --        88,236            --        88,285
Conversion of common stock--nonvoting to
 Common Stock--voting                             (715,942)       (7)         --            --            --
Net loss                                                --      --            --        (4,521)       (4,521)
                                                  --------     -----    --------     ---------      --------
Balance, December 31, 1997                              --      --       151,904       (14,373)      137,733
Shares and options issued in connection
 with acquisitions, net of issuance costs               --      --        66,888            --        66,914
Issuance of shares in secondary public
 offering                                               --      --       131,961            --       132,021
Exercise of stock options                               --      --         5,174            --         5,180
Net loss                                                --      --            --        (2,966)       (2,966)
                                                  --------     -----    --------     ---------      --------
Balance, December 31, 1998                              --     $--      $355,927     $ (17,339)     $338,882
                                                  ========     =====    ========     =========      ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                           Year Ended December 31,
                                                                  ------------------------------------------
                                                                      1996           1997           1998
                                                                  ------------   ------------   ------------
Cash Flows from Operating Activities:
 Net loss .....................................................    $   (1,769)    $   (4,521)    $   (2,966)
 Adjustments to reconcile net loss to cash flows
   provided by operating activities:
   Depreciation and amortization ..............................        16,936         27,107         49,152
   Amortization of financing costs ............................           857          1,095          1,801
   Provision for doubtful accounts ............................           639            874          1,735
   Extraordinary loss on early retirement of debt .............         3,539             --             --
   Loss on foreign currency transaction .......................            --             --            316
   Other, net .................................................            --             52             --
 Changes in Assets and Liabilities (exclusive of acquisitions):
   Accounts receivable ........................................        (4,395)        (4,433)       (14,064)
   Inventory, prepaid expenses and other assets ...............          (878)        (2,949)         4,340
   Deferred income taxes ......................................          (973)         1,190          9,058
   Accounts payable ...........................................        (1,278)         4,653          5,018
   Accrued expenses ...........................................         3,642         (1,115)           370
   Other long-term liabilities ................................          (193)        (1,240)         3,587
   Deferred rent ..............................................          (332)           551          1,414
   Deferred income ............................................           161            671          7,369
   Other liabilities ..........................................           (56)           485             --
                                                                   ----------     ----------     ----------
    Cash Flows Provided by Operating Activities ...............        15,900         22,420         67,130
                                                                   ----------     ----------     ----------
Cash Flows from Investing Activities:
 Cash paid for acquisitions ...................................       (68,496)      (192,230)      (189,729)
 Capital expenditures .........................................       (24,446)       (38,320)       (56,454)
 Additions to customer acquisition costs ......................        (1,642)        (1,635)        (3,024)
 Other, net ...................................................           (25)          (333)            --
                                                                   ----------     ----------     ----------
    Cash Flows Used in Investing Activities ...................       (94,609)      (232,518)      (249,207)
                                                                   ----------     ----------     ----------
Cash Flows from Financing Activities:
 Repayment of debt ............................................      (171,730)      (178,181)      (171,080)
 Net proceeds from borrowings .................................        69,570        167,850        194,811
 Net proceeds from sale of senior subordinated notes ..........       160,050        242,640             --
 Net proceeds from initial public offering ....................        33,285             --             --
 Proceeds from secondary equity offering, net of
   underwriting discount ......................................            --             --        132,905
 Retirement of redeemable put warrant .........................        (6,612)            --             --
 Prepayment penalties on early retirement of debt .............        (1,785)            --             --
 Exercise of stock options ....................................            66            786          4,482
 Financing costs ..............................................        (2,267)        (1,291)          (764)
 Stock issuance costs .........................................            --           (649)        (1,072)
                                                                   ----------     ----------     ----------
    Cash Flows Provided by Financing Activities ...............        80,577        231,155        159,282
                                                                   ----------     ----------     ----------
Increase (decrease) in Cash and Cash Equivalents ..............         1,868         21,057        (22,795)
Cash and Cash Equivalents, Beginning of Year ..................         1,585          3,453         24,510
                                                                   ----------     ----------     ----------
Cash and Cash Equivalents, End of Year ........................    $    3,453     $   24,510     $    1,715
                                                                   ==========     ==========     ==========
Supplemental Information:
Cash Paid for Interest ........................................    $   11,590     $   22,440     $   42,407
                                                                   ==========     ==========     ==========
Cash Paid for Income Taxes ....................................    $      197     $    1,306     $    1,700
                                                                   ==========     ==========     ==========

       The accompanying notes are an integral part of these consolidated financial statements.

                          IRON MOUNTAIN INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998
                        (In thousands except share data)

1. Nature of Business

     The accompanying financial statements represent the consolidated accounts of Iron Mountain Incorporated and its subsidiaries (collectively "Iron Mountain" or the "Company"). Iron Mountain is an international full-service provider of records and information management and related services for all media in various locations throughout the United States and the United Kingdom to Fortune 500 companies and numerous legal, banking, health care, accounting, insurance, entertainment and government organizations. The Company also provides information technology staffing ("IT Staffing") services.

2. Summary of Significant Accounting Policies

     a. Principles of Consolidation

     The accompanying financial statements reflect the financial position and results of operations of Iron Mountain on a consolidated basis. All significant intercompany account balances have been eliminated.

     b. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c. Cash and Cash Equivalents

     The Company defines cash and cash equivalents to include cash on hand and cash invested in short-term securities which have original maturities of less than 90 days. Cash and cash equivalents are carried at cost, which approximates fair market value.

     d. Foreign Currency Transaction

     On December 31, 1998, the Company had a receivable denominated in British pounds from, and a payable in U.S. dollars to, a bank as a result of exercising a foreign exchange agreement on December 30, 1998. Included in other income, net, for the year ended December 31, 1998 is a $316 loss on the remeasurement of the receivable based on the applicable exchange rate on December 31, 1998. The British pounds were being acquired to finance the BDM acquisition discussed in Note 15.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards regarding accounting and reporting requirements for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The new standard is effective for fiscal years beginning after June 15, 1999. The Company is presently studying the effect of the new pronouncement and, as required, expects to adopt SFAS No. 133 beginning January 1, 2000. As of December 31, 1998, the Company did not own any derivative instruments.

                          IRON MOUNTAIN INCORPORATED

2. Summary of Significant Accounting Policies (continued)

     e. Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method with the following useful lives:

      Buildings ..............................   40 to 50 years
      Leasehold improvements .................   8 to 10 years or the life of the
                                                 lease, whichever is shorter
      Racking ................................   10 to 20 years
      Warehouse equipment/vehicles ...........   5 to 10 years
      Furniture and fixtures .................   3 to 5 years
      Computer hardware and software .........   3 years

     Property, plant and equipment consist of the following:

                                                      December 31,
                                                 -----------------------
                                                    1997         1998
                                                 ----------   ----------
      Land and buildings .....................    $ 67,870     $ 99,678
      Leasehold improvements .................      19,583       27,509
      Racking ................................      94,960      127,287
      Warehouse equipment/vehicles ...........      12,290       23,239
      Furniture and fixtures .................       4,875        9,241
      Computer hardware and software .........      29,913       47,400
      Construction in progress ...............      15,683       19,747
                                                  --------     --------
                                                  $245,174     $354,101
                                                  --------     --------

     The Company develops various software applications for internal use. Payroll and related costs for employees who are directly associated with and who devote time to the development of internal-use computer software projects (to the extent of the time spent directly on the project) are capitalized and amortized over the useful life of the software. Capitalization begins when the design stage of the application has been completed, it is probable that the project will be completed and the application will be used to perform the function intended. Amortization begins when the software is placed in service.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. SOP 98-1 also defines which types of costs should be capitalized and which should be expensed. The Company will adopt SOP 98-1 prospectively beginning January 1, 1999. The new accounting will result in certain costs being expensed starting in 1999 that would have been capitalized under the previous policy.

     Minor maintenance costs are expensed as incurred. Major improvements to the leased buildings are capitalized as leasehold improvements and depreciated.

     f. Goodwill

     Goodwill reflects the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight-line method from the date of acquisition over the expected period to be benefited, currently estimated at 25 to 30 years. The Company assesses the recoverability of goodwill, as well as other long-lived assets based upon expectations of future undiscounted cash flows in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for

                          IRON MOUNTAIN INCORPORATED

2. Summary of Significant Accounting Policies (continued)

Long-Lived Assets to Be Disposed Of." Accumulated amortization of goodwill was $26,931 and $46,333 as of December 31, 1997 and 1998, respectively.

     g. Customer Acquisition Costs

     Costs related to the acquisition of large volume accounts, net of revenues received for the initial transfer of the records, are capitalized and amortized for an appropriate period not to exceed 12 years. If the customer terminates its relationship with the Company, the unamortized cost is charged to expense. However, in the event of such termination, the Company collects, and records as income, permanent removal fees that generally equal or exceed the amount of the unamortized costs. As of December 31, 1997 and 1998, those costs were $9,769 and $12,793, respectively, and accumulated amortization of those costs were $2,450 and $3,219, respectively.

     h. Deferred Financing Costs

     Deferred financing costs are amortized over the life of the related debt using the effective interest rate method. If debt is retired early, unamortized deferred financing costs are written off as an extraordinary charge in the period the debt is retired. As of December 31, 1997 and 1998, deferred financing costs were $16,163 and $16,928, respectively, and accumulated amortization of those costs were $1,734 and $3,536, respectively.

     i. Other Assets

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires the costs of start-up activities, including organization costs, to be expensed as incurred. The Company will adopt SOP 98-5 beginning January 1, 1999. Management believes that the adoption of SOP 98-5 will not have a material impact on the Company's financial statements.

     j. Accrued Expenses

     Accrued expenses consist of the following:

                                          December 31,
                                      ---------------------
                                         1997        1998
                                      ---------   ---------
   Incentive compensation .........    $ 3,932     $ 5,934
   Interest .......................      8,427       9,975
   Workers' compensation ..........      3,022       2,948
   Payroll and vacation ...........      3,432       7,451
   Restructuring costs ............      5,443      10,482
   Other ..........................      3,875      11,749
                                       -------     -------
                                       $28,131     $48,539
                                       =======     =======

     k. Revenues

     The Company's revenues consist of storage revenues and service and storage material sales revenues. Storage revenues consist of periodic charges related to the storage of materials (either on a per unit or per cubic foot of records basis). In certain circumstances, based upon customer requirements, storage revenues include periodic charges associated with normal, recurring service activities. Service and storage material sales revenues are comprised of charges for related service activities and the sale of storage materials. In certain circumstances, storage material sales are recorded net of product costs when the Company functions as a sales representative of the product manufacturer and does not receive or take title to the products. Customers are generally billed on a monthly basis on contractually agreed-upon terms.

                          IRON MOUNTAIN INCORPORATED

2. Summary of Significant Accounting Policies (continued)

     Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Amounts related to future storage for customers where storage fees are billed in advance are accounted for as deferred income and amortized over the applicable period.

     In 1998, service revenues include IT Staffing revenues which are recognized as the services are rendered.

     l. Deferred Rent

     The Company has entered into various leases for buildings used in the storage of records. Certain leases have fixed escalation clauses or other features which require normalization of the rental expense over the life of the lease resulting in deferred rent being reflected in the accompanying balance sheets. In addition, the Company has assumed various unfavorable leases in connection with certain of its acquisitions. The discounted present value of these lease obligations in excess of market rate at the date of the acquisition was recorded as a deferred rent liability and is being amortized over the remaining lives of the respective leases.

     m. Stock-Based Compensation

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at their intrinsic value with disclosure of the effects of fair value accounting on net income (loss) and earnings
(loss) per share on a pro forma basis.

     n. Interest Rate Caps

     Premiums paid for interest rate cap agreements are amortized to interest expense over the terms of the cap. Unamortized premiums are included in other assets in the accompanying consolidated balance sheets. Amounts receivable, if any, under cap agreements are accounted for as a reduction of interest expense. As of December 31, 1998, there were no interest rate cap agreements outstanding.

     o. Income (Loss) Per Common Share

     During 1997, the Company adopted SFAS No. 128, "Earnings Per Share," and restated its net income (loss) per share for the year ended 1996 (see Note 7).

     p. Reclassifications

     Certain reclassifications have been made to the 1996 and 1997 financial statements to conform to the 1998 presentation.

3. Common Stock Split

     On June 30, 1998, the Company's Board of Directors authorized and approved a three-for-two stock split effected in the form of a dividend on the Company's Common Stock. Such additional shares of Common Stock were issued on July 31, 1998 to all stockholders of record as of the close of business on July 17, 1998. All issued and outstanding share and per share amounts in the accompanying financial statements and Notes thereto have been restated to reflect the stock split.

                          IRON MOUNTAIN INCORPORATED

4. Debt

     Long-term debt consists of the following:

                                                                                   December 31,
                                                                            ---------------------------
                                                                                1997           1998
                                                                            ------------   ------------
   Revolving Credit Facility ............................................     $     --       $ 35,300
   10-1/8% Senior Subordinated Notes due 2006 (the "1996 Notes") ........      165,000        165,000
   8-3/4% Senior Subordinated Notes due 2009 (the "1997 Notes") .........      249,525        249,566
   Real Estate Mortgages ................................................       10,312          2,349
   Other ................................................................          181          3,963
                                                                              --------       --------
   Long-term debt .......................................................      425,018        456,178
   Less current portion .................................................         (520)        (1,731)
                                                                              --------       --------
   Long-term debt, net of current portion ...............................     $424,498       $454,447
                                                                              ========       ========

     a. Revolving Credit Facility

     Iron Mountain has a $250 million revolving credit facility, as amended (the "Credit Agreement"), which is scheduled to mature on September 30, 2002. The amendments amended and restated, among other terms, interest rates, commitment fees and financial covenants.

     The Credit Agreement specifies certain minimum or maximum relationships between operating cash flows (earnings before interest, taxes, depreciation, amortization, extraordinary charges and other income) and interest, total debt and fixed charges. There are restrictions on dividends declared by the Company, sales or pledging of assets, acquisitions, capital expenditures and changes in business and ownership; cash dividends are effectively prohibited. As of December 31, 1998, the Company was in compliance with all of its debt covenants. Loans under the Credit Agreement are secured by the capital stock of all of the Company's domestic subsidiaries.

     The interest rate on loans under the Credit Agreement varies, at the Company's option, on a choice of base rates plus an applicable margin. The applicable margin varies depending on the base rate selected and certain debt ratios. The timing of interest payments also varies with the base rate selected. At December 31, 1998, the effective interest rate was 6.45%.

     b. 1996 Notes

     On October 1, 1996, the Company issued $165 million of 10-1/8% Senior Subordinated Notes due 2006. Interest on the 1996 Notes is payable semiannually on April 1 and October 1 and commenced on April 1, 1997. The net proceeds of $160.1 million after underwriting discounts and commissions were used to repay outstanding bank debt under the Credit Agreement and certain other indebtedness, to fund the purchase price of an acquisition and for general corporate purposes. In connection with the prepayment of such indebtedness, the Company incurred an extraordinary charge of $3,539, not including related tax benefit of $1,413, during the fourth quarter of 1996. The charge consists of a prepayment penalty, the write-off of deferred financing costs and an original issue discount and a loss on the termination of interest rate protection agreements.

     The 1996 Notes contain covenants and restrictions similar to, or less restrictive than, the Credit Agreement. During the first 36 months after the date of issuance of the 1996 Notes, and subject to certain restrictions, the Company may, with the net proceeds of one or more Qualified Equity Offerings, as defined, redeem up to 35% of the 1996 Notes at a redemption price of 109.125% of their initial principal amount. After September 30, 2001, and subject to certain restrictions, the Company may, at its option, redeem any or all of the 1996 Notes at face value, plus a premium ranging from approximately 2% to 5% through September 30, 2004. Thereafter, the 1996 Notes may be redeemed at face value. Additionally, under certain

                          IRON MOUNTAIN INCORPORATED

4. Debt (continued)

circumstances, including a change of control or following certain asset sales, the holders of the 1996 Notes may require the Company to repurchase the 1996 Notes.

     c. 1997 Notes

     On October 24, 1997, the Company issued $250 million of 8-3/4% Senior Subordinated Notes due 2009. Interest on the 1997 Notes is payable semiannually on March 31 and September 30 and commenced on March 31, 1998. The net proceeds were $242.6 million after an original issue discount of $485 and underwriting discounts and commissions.

     The 1997 Notes contain covenants and restrictions similar to, or less restrictive than, the Credit Agreement. Prior to September 30, 2002, and subject to certain restrictions, the Company may, at its option, redeem any or all of the 1997 Notes at a make-whole price, as defined. On or after September 30, 2002, and subject to certain restrictions, the Company may, at its option, redeem any or all of the 1997 Notes at face value, plus a premium of up to approximately 4% through September 30, 2005. Thereafter, the 1997 Notes may be redeemed at face value. Also, any time through October 23, 2000, the Company may redeem a portion of the 1997 Notes, subject to restrictions, with the net proceeds of one or more Qualified Equity Offerings, as defined, at a redemption price of 108.75% of the principal amount of such 1997 Notes. Additionally, under certain circumstances, including a change of control or following certain asset sales, the holders of the 1997 Notes may require the Company to repurchase the 1997 Notes.

     d. Real Estate Mortgages

     The real estate mortgages include an $8,037, 10 year, 11% mortgage based on a 30 year amortization with a $7,495 balloon payment due October 2000. The mortgage was repaid in full during 1998. Also included in real estate mortgages is a $3,000, 8% note that is payable in various installments commencing in 1997 and maturing in November 2006.

     e. Other

     Other long-term debt includes various notes and obligations assumed by the Company as a result of certain acquisitions completed by the Company during 1998.

     Maturities of long-term debt are as follows:

Year                                                              Amount
------------------------------------------------------------   -----------
  1999 .....................................................    $  1,731
  2000 .....................................................         807
  2001 .....................................................       1,661
  2002 .....................................................      35,899
  2003 .....................................................         419
  Thereafter ...............................................     415,661
                                                                --------
                                                                $456,178
                                                                ========

     As of December 31, 1998, the 1996 and 1997 Notes were fully and unconditionally guaranteed, on a joint and several basis, on a senior subordinated basis, by all of the Company's direct and indirect domestic subsidiaries (the "Subsidiary Guarantors"). The Company is a holding company and during the periods presented substantially all of the assets of which were the stock of the Subsidiary Guarantors, and substantially all of the operations of which were conducted by the Subsidiary Guarantors. Accordingly, the aggregate assets, liabilities, earnings and equity of the Subsidiary Guarantors were substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. Management of the

                          IRON MOUNTAIN INCORPORATED

4. Debt (continued)

Company believes that separate financial statements of, and other disclosures with respect to, the Subsidiary Guarantors are not meaningful or material to investors.

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the Company has estimated the following fair values for its long-term debt as of December 31:

                                                  1997                      1998
                                         -----------------------   -----------------------
                                          Carrying       Fair       Carrying       Fair
                                           Amount        Value       Amount        Value
                                         ----------   ----------   ----------   ----------
   Revolving Credit Facility .........    $     --     $     --     $ 35,300     $ 35,300
   1996 Notes ........................     165,000      179,850      165,000      178,200
   1997 Notes ........................     249,525      255,000      249,566      257,500
   Real estate mortgages .............      10,312       11,322        2,349        2,349
   Other .............................         181          181        3,963        3,963

5. Acquisitions

     The Company purchased substantially all of the assets and assumed certain liabilities of 16, 18 and 15 records management businesses during 1996, 1997 and 1998, respectively. Each of these acquisitions was accounted for using the purchase method of accounting, and accordingly, the results of operations for each acquisition have been included in the consolidated results of the Company from their respective acquisition dates. The excess of the purchase price over the underlying fair value of the assets and liabilities of each acquisition has been assigned to goodwill and is being amortized over the estimated benefit period of 25 to 30 years. Consideration for the various acquisitions included:
(i) cash which was provided through the Company's Credit Agreement, a portion of the net proceeds from the initial public offering of its common stock (the "Initial Public Offering"), the Company's 1998 equity offering and the issuance of the 1996 Notes and the 1997 Notes; (ii) issuance of the Company's common stock and options to purchase the Company's common stock; and (iii) certain net assets of a business acquired in 1997.

     A summary of the consideration paid and the allocation of the purchase price of the acquisitions is as follows:

                                                       1996          1997          1998
                                                    ----------   -----------   -----------
   Cash Paid ....................................    $ 68,496     $ 192,230     $ 189,729
   Fair Value of Common Stock Issued ............          --        85,863        51,448
   Fair Value of Options Issued .................          --         3,071        15,655
   Fair Value of Certain Net Assets of a Business
    Acquired in 1997 ............................          --            --         3,000
                                                     --------     ---------     ---------
   Total Consideration ..........................      68,496       281,164       259,832
                                                     --------     ---------     ---------
   Fair Value of Assets Acquired ................      19,476        68,774        89,053
   Liabilities Assumed ..........................      (4,874)      (26,932)      (38,165)
                                                     --------     ---------     ---------
   Fair Value of Net Assets Acquired ............      14,602        41,842        50,888
                                                     --------     ---------     ---------
   Recorded Goodwill ............................    $ 53,894     $ 239,322     $ 208,944
                                                     ========     =========     =========

                          IRON MOUNTAIN INCORPORATED

5. Acquisitions (continued)

     The following unaudited pro forma combined information shows the results of the Company's operations for the years ended December 31, 1997 and 1998 as though each of the significant acquisitions completed during 1997 and 1998 had occurred on January 1, 1997:

                                                             1997          1998
                                                         -----------   -----------
   Revenues ..........................................    $393,753      $439,679
   Net Loss ..........................................      (9,013)       (4,604)
   Loss per Common Share--Basic and Diluted ..........       (0.31)        (0.16)

     The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of January 1, 1997 or the results that may occur in the future. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs which may occur as a result of the integration and consolidation of the acquired businesses. Certain acquisitions completed in 1997 are not included in the pro forma results as their effect was immaterial.

     In connection with the acquisitions completed in 1997 and 1998, the Company has undertaken certain restructurings of the acquired businesses. The restructuring activities include certain reductions in staffing levels, elimination of duplicate facilities, and other costs associated with exiting certain activities of the acquired businesses. These restructuring activities were recorded as costs of the acquisitions and were provided in accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

     The following is a summary of reserves related to such restructuring activities:

                                                    1997          1998
                                                -----------   -----------
   Reserves, beginning of the year ..........    $  1,340      $  5,443
   Reserves established .....................       6,574        11,368
   Expenditures .............................      (2,163)       (4,690)
   Adjustments to goodwill ..................        (308)       (1,639)
                                                 --------      --------
   Reserves, end of the year ................    $  5,443      $ 10,482
                                                 ========      ========

6. Capital Stock, Redeemable Put Warrant and Stock Options

     a. Capital Stock

     On February 6, 1996, the Company completed its Initial Public Offering and issued 3,525,000 shares of common stock--voting.

     In connection with the Initial Public Offering, the Board of Directors approved, and the stockholders ratified, a recapitalization and the designation of three new classes of stock as follows:

                                                         Authorized
Class                                                      Shares
----------------------------------------------------   -------------
   Preferred stock, $.01 par value .................     2,000,000
   Common stock--voting, $.01 par value ............    13,000,000
   Common stock--nonvoting, $.01 par value .........     1,000,000

     Upon consummation of the Initial Public Offering, all shares of capital stock were automatically converted into shares of common stock--voting and, in the case of one stockholder, common stock--nonvoting. The number of common shares received upon conversion were as follows:

                          IRON MOUNTAIN INCORPORATED

6. Capital Stock, Redeemable Put Warrant and Stock Options (continued)

                                                              Common
                                                     -------------------------
                                        Preferred       Voting       Nonvoting
                                       -----------   ------------   ----------
   Series A1 and Series A3 .........      50,000      1,480,971           --
   Series A2 .......................      98,000      2,152,719      750,000
   Series C ........................     351,395      7,214,690           --
                                         -------      ---------      -------
   Total ...........................     499,395     10,848,380      750,000
                                         =======     ==========      =======

     On March 3, 1997, the Board of Directors approved, and the stockholders ratified, an increase in the number of authorized shares of common stock--voting, $.01 par value, from 13,000,000 shares to 20,000,000 shares. On January 5, 1998, the stockholders voted to increase the number of authorized shares of common stock to 100,000,000 shares.

     On April 3, 1998, the Company issued and sold an aggregate of 6,037,500 shares (including 787,500 to cover over-allotments) of its Common Stock in an underwritten public offering. Net proceeds to the Company after deducting underwriters' discounts and commissions were $132.9 million and were used to repay outstanding bank debt, to fund the cash portion of the purchase price of certain acquisitions completed in 1998 and for general corporate purposes.

     The following table summarizes the number of shares authorized, issued and outstanding for each issue of the Company's capital stock as of December 31: issue of the Company's capital stock as of December 31:

                                                                            Number of Shares
                                                   -------------------------------------------------------------------
                                                            Authorized                   Issued and Outstanding
                                                   -----------------------------   -----------------------------------
                                          Par
             Equity Type                 Value         1997            1998                1997               1998
------------------------------------   ---------   ------------   --------------   -------------------   -------------
   Preferred stock .................    $  .01      2,000,000        2,000,000                  --                --
   Common stock--voting ............       .01     20,000,000      100,000,000          20,180,177(1)     29,430,205
   Common stock--nonvoting .........       .01      1,000,000        1,000,000                  --                --

----------------
(1) This amount gives effect to the stock dividend discussed in Note 3. The actual number of issued and outstanding shares as of December 31, 1997 was 13,453,451.

     b. Redeemable Put Warrant

     In connection with the issuance of certain debt, the Company also issued a put warrant, dated December 14, 1990 (the "Warrant"), exercisable for 666,578 shares of common stock for nominal consideration upon the occurrence of certain specified events. On February 7, 1996, in connection with the Initial Public Offering, the Warrant was redeemed for $6,612. This Warrant was accreted each year using the effective interest rate method based on the Warrant's estimated redemption value at its estimated redemption date of February 15, 1996.

     c. Stock Options

     Effective November 30, 1995, the Board of Directors approved the adoption of the 1995 Stock Incentive Plan (the "Stock Incentive Plan"). A total of 1,500,000 shares of common stock were available for grant as options and other rights under the Stock Incentive Plan. On March 3, 1997 and March 23, 1998, the number of shares of common stock available for grant as options under the Stock Incentive Plan increased to 2,100,000 and 3,000,000, respectively.

     Effective December 21, 1995, the Board of Directors approved the 1995 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan") that permitted non-employee directors to elect to receive all or a portion of their compensation in the form of common stock. Directors electing to receive common stock received, as an incentive, an amount of stock equivalent to 110% of the director's

                          IRON MOUNTAIN INCORPORATED

6. Capital Stock, Redeemable Put Warrant and Stock Options (continued)

compensation otherwise due to be paid in cash. During 1997, the Company issued 2,226 shares under the Non-Employee Director Plan. On June 30, 1997, the Non-Employee Director Plan was terminated.

     During 1997, the Company issued options to employees of two acquired companies to purchase 218,879 shares of the Company's common stock. The options replaced options held by the employees for the acquired companies' common stock. The options were accounted for as additional purchase price based on the fair value of the options when issued.

     During 1998, the Company assumed two existing stock option plans from an acquired company and options under the existing plans were converted into options to purchase 885,000 shares of the Company's common stock under such plans. No new options may be issued under these plans. The options were accounted for as additional purchase price based on the fair value of the options when issued.

     The following is a summary of stock option transactions, including those issued to employees of acquired companies, during the applicable periods:

                                                                       Weighted Average
                                                         Options        Exercise Price
                                                      -------------   -----------------
   Options outstanding, December 31, 1995 .........       501,461         $  5.44
    Granted .......................................       680,781           10.99
    Exercised .....................................       (10,344)           6.39
    Canceled ......................................       (27,606)           7.84
                                                          -------         -------
   Options outstanding, December 31, 1996 .........     1,144,292            8.68
    Granted .......................................       703,670           17.01
    Exercised .....................................      (125,711)           6.59
    Canceled ......................................       (46,203)          14.73
                                                        ---------         -------
   Options outstanding, December 31, 1997 .........     1,676,048           12.17
    Granted .......................................     1,173,018           12.02
    Exercised .....................................      (566,615)           7.88
    Canceled ......................................      (116,132)          12.36
                                                        ---------         -------
   Options outstanding, December 31, 1998 .........     2,166,319         $ 13.21
                                                        =========         =======

     Except for the options granted in connection with acquisitions, the stock options were granted with exercise prices equal to or greater than the market price of the stock at the date of grant. The majority of options become exercisable ratably over a period of five years unless the holder terminates employment. The number of options available for grant at December 31, 1998 was 894,994.

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options issued to employees at their intrinsic value with disclosure of fair value accounting on net income (loss) and earnings (loss) per share on a pro forma basis. Had the Company elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net loss applicable to common stockholders and net loss per common share would have been increased to the pro forma amounts indicated in the table below:

                                                                                  Year Ended December 31,
                                                                         ------------------------------------------
                                                                             1996           1997           1998
                                                                         ------------   ------------   ------------
   Net loss applicable to common stockholders, as reported ...........     $ (2,049)      $ (4,521)      $ (2,966)
   Net loss applicable to common stockholders, pro forma .............       (2,614)        (5,411)        (3,870)
   Net loss per common share--basic and diluted, as reported .........        (0.15)         (0.26)         (0.11)
   Net loss per common share--basic and diluted, pro forma ...........        (0.19)         (0.31)         (0.14)

                          IRON MOUNTAIN INCORPORATED

6. Capital Stock, Redeemable Put Warrant and Stock Options (continued)

     The weighted average fair value of options granted in 1996, 1997 and 1998 was $4.92, $11.06 and $8.92 per share, respectively. The values were estimated on the date of grant using the Black-Scholes option pricing model. The following table summarizes the weighted average assumptions used for grants in the year ended December 31:

                Assumption                    1996        1997       1998
                ----------                ----------- ----------- ----------
   Expected volatility ..................   24.2%        29.2%       28.4%
   Risk-free interest rate ..............   6.34         5.91        5.11
   Expected dividend yield ..............    None        None        None
   Expected life of the option .......... 7.5 years   7.0 years   5.0 years

     The following table summarizes additional information regarding options outstanding and exercisable at December 31, 1998:

                                               Outstanding                           Exercisable
                             -----------------------------------------------   ------------------------
                                                  Weighted         Weighted                    Weighted
                                             Average Remaining      Average                    Average
         Range of                             Contractual Life     Exercise                    Exercise
      Exercise Prices           Number           (in Years)          Price        Number        Price
--------------------------   ------------   -------------------   ----------   ------------   ---------
$0.75 to $0.87............       31,374              8.0           $  0.87         18,241      $ 0.87
$4.32 to $5.77............      486,771              3.6              4.86        455,699        4.80
$6.63 to $9.10 ...........      232,971              6.9              8.02        130,391        8.07
$10.25 to $10.94 .........      633,993              7.4             10.42        296,739       10.50
$17.17 to $25.03 .........      668,475              8.8             21.83        111,487       21.21
$26.79 to $29.19 .........      112,735              9.5             28.03          4,291       27.17
                                -------              ---           -------        -------      ------
                              2,166,319              7.0           $ 13.21      1,016,848      $ 8.71
                              =========              ===           =======      =========      ======

7. Income (Loss) Per Common Share--Basic and Diluted

     In accordance with SFAS No. 128, basic income (loss) per common share is calculated by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding. The calculation of diluted income (loss) per share is consistent with that of basic income (loss) per share but gives effect to all dilutive potential common shares (that is, securities such as options, warrants or convertible securities) that were outstanding during the period, unless the effect is antidilutive.

     Income (loss) per common share--basic and diluted has been calculated as follows:

                                                                              1996          1997           1998
                                                                          -----------   ------------   ------------
   Income (loss) before extraordinary charge ..........................    $    357       $ (4,521)      $ (2,966)
   Accretion of redeemable put warrant ................................        (280)            --             --
                                                                           --------       --------       --------
   Income (loss) applicable to common stockholders, before
    extraordinary charge ..............................................          77         (4,521)        (2,966)
   Extraordinary charge (net of tax benefit) ..........................      (2,126)            --             --
                                                                           --------       --------       --------
   Net loss applicable to common stockholders .........................    $ (2,049)      $ (4,521)      $ (2,966)
                                                                           ========       ========       ========
   Weighted average common shares outstanding (in thousands) ..........      13,911         17,172         27,470
                                                                           ========       ========       ========
   Income (loss) per common share--basic and diluted:
    Income (loss) before extraordinary charge .........................    $   0.00       $  (0.26)      $  (0.11)
    Extraordinary charge (net of tax benefit) .........................       (0.15)            --             --
                                                                           --------       --------       --------
   Net loss applicable to common stockholders .........................    $  (0.15)      $  (0.26)      $  (0.11)
                                                                           ========       ========       ========

                          IRON MOUNTAIN INCORPORATED

7. Income (Loss) Per Common Share--Basic and Diluted (continued)

     Because their effect is antidilutive, 1,144,929, 1,676,048 and 2,166,319 shares of common stock underlying outstanding options have been excluded from the above calculation for the years ended December 31, 1996, 1997 and 1998, respectively.

     The effect of adopting SFAS No.128 on the previously reported loss per share data for the year ended 1996 was as follows:

                                                                                1996
                                                                            -----------
   Primary and fully diluted net loss per share (as previously reported)      $ (0.14)
   Effect of SFAS No. 128 ...............................................       (0.01)
                                                                              -------
   Net loss per common share--basic and diluted .........................       (0.15)
                                                                              =======

8. Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, which requires the recognition of deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax and financial reporting bases of assets and liabilities.

     The Company has estimated federal net operating loss carryforwards of $46,153 at December 31, 1998 to reduce future federal income taxes, if any, which begin to expire in 2005. The preceding net operating loss carryforwards do not include preacquisition net operating loss carryforwards of Arcus Group. As a result of the litigation relating to Arcus Group's net operating loss carryforwards, the Company has not recognized the deferred tax asset generated by such loss carryforwards. If the litigation is resolved favorably, any tax benefit realized will be recorded as a reduction of goodwill. The Company also has estimated state net operating loss carryforwards of approximately $17,951 to reduce future state income taxes, if any. Additionally, the Company has alternative minimum tax credit carryforwards of $587, which have no expiration date and are available to reduce future income taxes, if any.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                                      December 31,
                                                                                -------------------------
                                                                                    1997          1998
                                                                                -----------   -----------
   Deferred Tax Assets:
    Accrued liabilities .....................................................    $   4,726     $   8,033
    Deferred rent ...........................................................        3,411         3,767
    Net operating loss carryforwards ........................................        7,360        16,759
    AMT credit ..............................................................          587           587
    Other ...................................................................        2,317         6,151
                                                                                 ---------     ---------
                                                                                    18,401        35,297
    Valuation Allowance .....................................................           --        (4,369)
                                                                                 ---------     ---------
                                                                                    18,401        30,928
                                                                                 ---------     ---------
   Deferred Tax Liabilities:
    Other assets, principally due to differences in amortization ............       (2,693)       (6,389)
    Plant and equipment, principally due to differences in depreciation .....      (11,217)      (22,284)
    Customer acquisition costs ..............................................       (3,859)       (3,824)
                                                                                 ---------     ---------
                                                                                   (17,769)      (32,497)
                                                                                 ---------     ---------
   Net deferred tax asset (liability) .......................................    $     632     $  (1,569)
                                                                                 =========     =========

     The Company receives a tax deduction upon exercise of non-qualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise

                          IRON MOUNTAIN INCORPORATED

8. Income Taxes (continued)

which is included in the net operating loss carryforwards above. A valuation allowance has been recorded for this tax asset because of uncertainty of its realization. If the assets are realized, they will be credited to either additional paid-in capital ($1,873) or, for options granted for acquisitions, to goodwill ($2,496).

     The Company and its subsidiaries file a consolidated federal income tax return. The provision (benefit) for income tax consists of the following components:

                                      Year Ended December 31,
                                 ----------------------------------
                                     1996         1997       1998
                                 -----------   ---------   --------
   Federal--current ..........    $    958      $   --      $   --
   Federal--deferred .........          57        (459)      4,811
   State--current ............       1,450         399         505
   State--deferred ...........      (1,030)        (20)      1,633
                                  --------      ------      ------
                                  $  1,435      $  (80)     $6,949
                                  ========      ======      ======

     A reconciliation of total income tax expense (benefit) and the amount computed by applying the federal income tax rate of 34% to income (loss) before income taxes is as follows:

                                                                  Year Ended December 31,
                                                           -------------------------------------
                                                              1996          1997          1998
                                                           ----------   ------------   ---------
   Computed "expected" tax provision (benefit) .........     $  609       $ (1,564)     $1,354
   Increase in income taxes resulting from:
   State taxes (net of federal tax benefit) ............        278            250       1,406
   Nondeductible goodwill amortization .................        602          1,221       3,806
   Other ...............................................        (54)            13         383
                                                             ------       --------      ------
                                                             $1,435       $    (80)     $6,949
                                                             ======       ========      ======

9. Quarterly Results of Operations (Unaudited)

                      Quarter Ended                           March 31       June 30       Sept. 30        Dec. 31
---------------------------------------------------------   -----------   ------------   ------------   ------------
   1997
   Revenues .............................................     $42,154       $ 46,585       $ 54,655       $ 65,371
   Gross profit .........................................      20,390         22,477         26,785         32,233
   Net loss .............................................        (516)          (969)          (325)        (2,711)
   Net loss per common share--basic and diluted .........       (0.04)         (0.06)         (0.02)         (0.14)
   1998
   Revenues .............................................     $99,484       $103,063       $107,960       $113,005
   Gross profit .........................................      46,874         49,399         51,625         54,634
   Net loss .............................................        (314)          (261)        (1,069)        (1,322)
   Net loss per common share--basic and diluted .........       (0.01)         (0.01)         (0.04)         (0.05)

10. Segment Information

     On December 31, 1998, Iron Mountain adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. The adoption of SFAS 131 did not have a material effect on the Company's primary financial statements, but did affect the disclosure of segment information contained herein.

     Iron Mountain classifies its operations into two fundamental businesses: records and information management services ("RIMS") and information technology staffing ("IT Staffing"). The reportable segments

                          IRON MOUNTAIN INCORPORATED

10. Segment Information (continued)

are managed separately since each business has different economic characteristics based on the differing customer requirements and the nature of the services provided. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company assesses performance based on earnings before interest, taxes, depreciation, amortization, extraordinary items and other income ("EBITDA").

                                                                                 IT
                                                                   RIMS       Staffing       Total
                                                               -----------   ----------   -----------
   1998:
   Revenues from External Customers ........................    $383,961      $39,551      $423,512
   Revenues from Other Operating Segments ..................          --          268           268
                                                                --------      -------      --------
   Total Reportable Segment Revenues .......................    $383,961      $39,819      $423,780
                                                                ========      =======      ========
   EBITDA ..................................................    $ 95,981      $ 1,526      $ 97,507
   Segment Assets ..........................................     940,698       26,687       967,385
   Capital Expenditures, Exclusive of Acquisitions .........      55,898          556        56,454

     A reconciliation of the totals reported for the reportable operating segments to the applicable line items in the consolidated financial statements for the year ended December 31, 1998 is as follows:

   Total Revenues:
   Total Revenues from Reportable Segments ..............    $ 423,780
   Intercompany Eliminations and Other Revenues .........         (268)
                                                             ---------
    Total Consolidated Revenues .........................    $ 423,512
                                                             =========
   Income Before Provision for Income Taxes:
   Total EBITDA from Reportable Segments ................    $  97,507
   Depreciation and Amortization ........................      (49,152)
   Interest Expense .....................................      (45,756)
   Other Income, net ....................................        1,384
                                                             ---------
    Income Before Provision for Income Taxes ............    $   3,983
                                                             =========

     Information as to Iron Mountain's products and services and operations in different geographical areas is as follows:

   Revenues by Product and Services:
   Storage Revenues ...........................    $230,702
   Service and Storage Material Sales .........     153,259
   IT Staffing Revenues .......................      39,551
                                                   --------
    Total Revenues ............................    $423,512
                                                   ========
   Revenues:
   United States ..............................    $421,510
   International ..............................       2,002
                                                   --------
    Total Revenues ............................    $423,512
                                                   ========
   Long-lived Assets:
   United States ..............................    $821,929
   International ..............................         485
                                                   --------
    Total Long-lived Assets ...................    $822,414
                                                   ========

                          IRON MOUNTAIN INCORPORATED

10. Segment Information (continued)

     Information is not provided for 1996 and 1997 because the IT Staffing business was not acquired until 1998 and the Company had no international operations in those years.

11. Commitments and Contingencies

     a. Leases

     Iron Mountain leases most of its facilities under various operating leases. A majority of these leases have renewal options of five to ten years and have either fixed or Consumer Price Index escalation clauses. The Company also leases equipment under operating leases, primarily computers which have an average lease life of three years. Trucks and office equipment are also leased and have remaining lease lives ranging from one to seven years. Rent expense was $21,114, $29,332 and $47,049 for the years ended December 31, 1996, 1997 and 1998, respectively.

     Minimum future lease payments are as follows:

Year                                           Operating
----                                          ----------
      1999 ..................................  $ 41,700
      2000 ..................................    39,999
      2001 ..................................    36,928
      2002 ..................................    33,545
      2003 ..................................    29,442
      Thereafter ............................   141,339
                                               --------
      Total minimum lease payments ..........  $322,953
                                               ========

     Included in the lease commitments disclosed in the preceding paragraph are certain five-year operating lease agreements signed in 1998 for specified records storage warehouses. At the end of the lease term, the Company, at its option, may: (i) negotiate a renewal of the lease; (ii) purchase the properties at a price equal to the lessor's original cost (approximately $47.5 million); or (iii) allow the lease to expire and cause the properties to be sold. The Company's ability to cause the properties to be sold depends upon its compliance with certain terms of the lease. Under certain conditions, the Company would receive any excess of the net sales proceeds over the properties' original cost. In the event that the net sales proceeds are less than 85% of the properties' original cost, the Company would make contingent rental payments to the lessor equal to that difference.

     b. Facility Fire

     In March 1997, the Company experienced three fires, all of which authorities have determined were caused by arson. These fires resulted in damage to one and destruction of the Company's other RIMS facility in South Brunswick Township, New Jersey.

     Some of Iron Mountain's customers or their insurance carriers have asserted claims as a consequence of the destruction of or damage to their records as a result of the fires, some of which allege negligence or other culpability on the part of Iron Mountain. The Company has received notices of claims and lawsuits filed by customers and abutters seeking damages against the Company and to rescind their written contracts with Iron Mountain. Iron Mountain denies any liability as a result of the destruction of or damage to customer records as a result of the fires, which were beyond its control, and intends to vigorously defend itself against these and any other lawsuits that may arise. The Company is also pursuing coverage of these claims and lawsuits with its various insurers. The claims process is lengthy and its outcome cannot be predicted with certainty.

     Based on its present assessment of the situation, management, after consultation with legal counsel, does not believe that the fires will have a material adverse effect on Iron Mountain's financial condition or results of operations, although there can be no assurance in this regard.

                          IRON MOUNTAIN INCORPORATED

11. Commitments and Contingencies (continued)

     In June 1998, the Company settled several insurance claims, including a significant claim under its business interruption policy, related to the fires. Other income, net, for the year ended December 31, 1998 includes a $1.7 million gain related to the settlement.

     c. Other Litigation

     Iron Mountain is presently involved as a defendant in various litigation which has occurred in the normal course of business. Management believes it has meritorious defenses in all such actions, and in any event, the amount of damages, if such matters were decided adversely, would not have a material adverse effect on Iron Mountain's financial condition or results of operations.

12. Related Party Transactions

     Iron Mountain leases space to an affiliated company, Schooner Capital LLC ("Schooner") for its corporate headquarters located in Boston, Massachusetts. For the years ended December 31, 1996, 1997 and 1998, Schooner paid Iron Mountain rent totaling $68, $85 and $90, respectively. Iron Mountain leased one facility from a landlord which was a related party. Total rental payments for the years ended December 31, 1996, 1997 and 1998, for this facility totaled $94, $99 and $99, respectively. In the opinion of management, both of these leases were entered into at market prices and terms.

13. Employee Benefit Plans

     a. Profit Sharing Retirement Plan

     The Company has a defined contribution plan which covers all non-union employees meeting certain service requirements. Eligible employees may elect to defer from 1% to 15% of compensation per pay period up to the amount allowed by the Internal Revenue Code. The Company makes matching contributions based on the amount of the employee contribution and years of credited service, according to a schedule as described in the plan documents. The Company has expensed $419, $642 and $910 for the years ended December 31, 1996, 1997 and 1998, respectively.

     b. Employee Stock Purchase Plan

     During 1998, the Company introduced an employee stock purchase plan (the "ESPP") which is available for participation by substantially all employees who have met certain service requirements. Eligible employees may elect to contribute from 1% to 15% of their gross compensation per pay period to the ESPP. Such contributions are accumulated throughout the year until September 30, the end of the fiscal year of the ESPP, and are then invested in the Company's Common Stock. Such shares are purchased at 85% of the lower of the fair value at the beginning or end of the fiscal year of the ESPP. Once purchased, such shares are subject to a one year resale restriction. There were no shares granted under the ESPP during 1998.

14. Noncash Transactions

     The Company used the following as part of the consideration paid for certain acquisitions:

                                                                                1996        1997         1998
                                                                              --------   ----------   ----------
   Fair Value of Common Stock Issued ......................................     --        $85,863      $51,448
   Fair Value of Options Issued ...........................................     --          3,071       15,655
   Fair Value of Certain Net Assets of a Business Acquired in 1997 ........     --             --        3,000

                          IRON MOUNTAIN INCORPORATED

14. Noncash Transactions (continued)

     In December 1998, the Company entered into a foreign currency exchange agreement and has recorded an asset and a liability based upon the exchange rates as of December 31, 1998. A cash settlement of the agreement occurred in January 1999.

     During 1997, $3,086 of property and equipment, destroyed in a fire, was transferred to receivable from insurance company.

     See Note 5 for liabilities assumed in acquisitions.

15. Subsequent Events

     a. Completed Acquisitions

     In January 1999, the Company completed the acquisition of a majority interest in Britannia Data Management Limited ("BDM"), a provider of records management services in the United Kingdom. Total consideration for the 50.1 percent interest in BDM consisted of $49.8 million, including $47.3 million in cash and the balance in the capital stock of the Company's pre-existing United Kingdom subsidiary. The acquisition will be accounted for as a purchase.

     In February 1999, the Company acquired a records management business for approximately $3 million in cash and accounted for such acquisition as a purchase.

     b. Pending Acquisitions (Unaudited)

     In February 1999, the Company signed definitive agreements to acquire two records management business for aggregate consideration of approximately $2 million in cash. The acquisitions will be accounted for as purchases and closed in March 1999.

     In February 1999, the Company signed definitive agreements to acquire all of the outstanding common stock of Data Base, Inc. and certain real estate for approximately $115 million, including $46 million (1,476,577 shares) of the Company's common stock. The acquisition, which is subject to regulatory approval and other customary closing conditions, will be accounted for as a purchase and is expected to close in April 1999.

     c. Line of Credit Agreement

     In January 1999, the Company entered into a $10 million credit facility with a bank that matures on September 30, 1999. Interest on borrowings under this facility will be paid monthly at the lender's index rate plus one-half of one percent. Restrictive covenants under this agreement are similar to those on the Company's $250 million revolving credit facility discussed in Note 4.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Members
of Data Base, Inc. and Affiliate:

We have audited the accompanying combined balance sheets of Data Base, Inc. and Affiliate at December 31, 1997 and 1998, and the related combined statements of operations, stockholders' and members' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Data Base, Inc. and Affiliate at December 31, 1997 and 1998, and the results of their combined operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                            Moss Adams LLP

Seattle, Washington
April 8, 1999

                          DATA BASE, INC. AND AFFILIATE
                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                                                              1997              1998
                                                                        ---------------   ---------------
                                 ASSETS
Current Assets:
 Cash and cash equivalents ..........................................     $   116,665      $    747,812
 Restricted cash ....................................................         700,000                --
 Accounts receivable (less allowances of $55,500 and $55,837
  as of 1997 and 1998, respectively) ................................       4,066,999         3,797,336
 Notes and other receivables from related parties ...................       1,006,978           155,283
 Inventory ..........................................................          59,423            72,424
 Prepaid expenses ...................................................          81,812           103,490
                                                                          -----------      ------------
    Total Current Assets ............................................       6,031,877         4,876,345
                                                                          -----------      ------------
Net Property, Plant and Equipment ...................................      19,869,255        21,933,779
                                                                          -----------      ------------
Other Assets:
 Deposits and other assets ..........................................         304,353           299,989
 Intangible assets, net .............................................       2,345,418         4,594,961
                                                                          -----------      ------------
    Total Other Assets ..............................................       2,649,771         4,894,950
                                                                          -----------      ------------
    Total Assets ....................................................     $28,550,903      $ 31,705,074
                                                                          ===========      ============

              LIABILITIES AND STOCKHOLDERS' AND MEMBERS' EQUITY
Current Liabilities:
 Current maturities of long-term obligations ........................     $ 3,348,476      $  1,545,545
 Notes payable to related parties ...................................              --           707,938
 Demand notes and other current obligations .........................         861,280           635,739
 Accounts payable ...................................................       1,442,372           549,844
 Construction costs payable .........................................              --         1,185,470
 Accrued compensation ...............................................       1,199,406         1,058,643
 Other accrued liabilities ..........................................         269,852           113,258
 Deferred revenue ...................................................         294,446            96,161
                                                                          -----------      ------------
    Total Current Liabilities .......................................       7,415,832         5,892,598
                                                                          -----------      ------------
Long-Term Obligations:
 Notes and other payables, less current portion .....................      16,272,754        19,227,177
 Notes payable to related parties, less current portion .............       1,325,000                --
                                                                          -----------      ------------
    Total Long-term Obligations .....................................      17,597,754        19,227,177
                                                                          -----------      ------------
Commitments and Contingencies (Notes 13 and 17)
Stockholders' and Members' Equity:
 Common stock .......................................................           8,550             8,550
 Contributed capital ................................................       1,520,657         1,520,657
 Members' equity ....................................................        (445,863)       (1,150,439)
 Retained earnings ..................................................       2,453,973         6,206,531
                                                                          -----------      ------------
    Total Stockholders' and Members' Equity .........................       3,537,317         6,585,299
                                                                          -----------      ------------
    Total Liabilities and Stockholders' and Members' Equity .........     $28,550,903      $ 31,705,074
                                                                          ===========      ============

         The accompanying notes are an integral part of these combined financial statements.

                          DATA BASE, INC. AND AFFILIATE
                       COMBINED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                          1996             1997             1998
                                                                     --------------   --------------   --------------
Revenues:
 Storage .........................................................    $19,059,667      $21,746,450      $24,907,140
 Service and storage material sales ..............................      1,729,161        3,195,462        1,682,146
                                                                      -----------      -----------      -----------
   Total Revenues ................................................     20,788,828       24,941,912       26,589,286
                                                                      -----------      -----------      -----------
Operating Expenses:
 Cost of sales (excluding depreciation and amortization) .........      7,988,071       11,780,052       11,336,967
 Selling, general and administrative .............................      8,459,489        8,017,124        6,554,557
 Depreciation and amortization ...................................      1,951,693        3,732,601        3,705,727
                                                                      -----------      -----------      -----------
   Total Operating Expenses ......................................     18,399,253       23,529,777       21,597,251
                                                                      -----------      -----------      -----------
Operating Income .................................................      2,389,575        1,412,135        4,992,035
Interest Expense, Net ............................................        643,450        1,598,404        1,775,911
                                                                      -----------      -----------      -----------
Net Income (Loss) ................................................    $ 1,746,125      $  (186,269)     $ 3,216,124
                                                                      ===========      ===========      ===========

         The accompanying notes are an integral part of these combined financial statements.
                                      F-26

                         DATA BASE, INC. AND AFFILIATE
            COMBINED STATEMENTS OF STOCKHOLDERS' AND MEMBERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                                                                     Total
                                                                                                                 Stockholders'
                                                Common       Contributed        Members'          Retained       and Members'
                                                 Stock         Capital           Equity           Earnings          Equity
                                             ------------   -------------   ---------------   ---------------   --------------
Balance, December 31, 1995 ...............    $  84,300      $1,174,907      $         --      $    893,461      $  2,152,668
 Contributions from members ..............           --              --           334,876                --           334,876
 Distributions to members ................           --              --          (608,960)               --          (608,960)
 Distributions to stockholders ...........           --              --                --        (1,043,292)       (1,043,292)
 Net income (loss) .......................           --              --          (361,590)        2,107,715         1,746,125
                                              ---------      ----------      ------------      ------------      ------------
Balance, December 31, 1996 ...............       84,300       1,174,907          (635,674)        1,957,884         2,581,417
 Reclassification of contributed
  capital resulting from
  reorganization .........................      (75,750)         75,750                --                --                --
 Contributions from members ..............           --              --         1,087,068                --         1,087,068
 Contributions from stockholders .........           --         270,000                --                --           270,000
 Distributions to stockholders ...........           --              --                --          (214,899)         (214,899)
 Net income (loss) .......................           --              --          (897,257)          710,988          (186,269)
                                              ---------      ----------      ------------      ------------      ------------
Balance, December 31, 1997 ...............        8,550       1,520,657          (445,863)        2,453,973         3,537,317
 Contributions from members ..............           --              --           304,615                --           304,615
 Distributions to stockholders ...........           --              --                --          (472,757)         (472,757)
 Net income (loss) .......................           --              --        (1,009,191)        4,225,315         3,216,124
                                              ---------      ----------      ------------      ------------      ------------
Balance, December 31, 1998 ...............    $   8,550      $1,520,657      $ (1,150,439)     $  6,206,531      $  6,585,299
                                              =========      ==========      ============      ============      ============

         The accompanying notes are an integral part of these combined financial statements.

                          DATA BASE, INC. AND AFFILIATE
                       COMBINED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                          1996              1997               1998
                                                                    ---------------   ----------------   ---------------
Cash Flows from Operating Activities
 Net income (loss) ..............................................    $  1,746,125      $    (186,269)     $  3,216,124
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities
  Depreciation and amortization .................................       1,951,693          3,732,601         3,705,727
 Changes in Assets and Liabilities (exclusive of acquisitions)
  Accounts receivable ...........................................        (439,563)        (1,881,370)          444,228
  Inventory .....................................................         (65,275)             8,477           (13,001)
  Prepaid expenses ..............................................          36,228              1,104           (14,567)
  Deposits and other assets .....................................          68,722           (100,729)          (11,005)
  Accounts payable ..............................................         (69,193)           932,210          (961,962)
  Construction costs payable ....................................              --                 --         1,185,470
  Accrued liabilities ...........................................         312,665            368,799          (297,355)
  Deferred revenue ..............................................          40,307            (74,548)         (198,284)
                                                                     ------------      -------------      ------------
    Cash Flows Provided by Operating Activities .................       3,581,709          2,800,275         7,055,375
                                                                     ------------      -------------      ------------
Cash Flows from Investing Activities
  Restricted cash ...............................................              --           (700,000)          700,000
  Acquisition of property, plant and equipment ..................      (3,929,254)        (7,813,404)       (5,378,980)
  Acquisition of File Protek, Inc. ..............................              --                 --        (1,960,000)
  Acquisition of First Safe Deposit Corp. .......................              --         (2,169,747)               --
  Acquisition of Fortress for Valuables .........................              --         (2,661,117)               --
  Acquisition of United Leasing Corporation .....................              --            (54,602)               --
  Proceeds from sale of property, plant and equipment ...........           8,375                 --            76,150
  Notes and other receivables from related parties, net .........          35,271           (899,965)          851,696
                                                                     ------------      -------------      ------------
    Cash Flows Used in Investing Activities .....................      (3,885,608)       (14,298,835)       (5,711,134)
                                                                     ------------      -------------      ------------
Cash Flows from Financing Activities
  Net borrowing (repayment) on line of credit ...................       1,250,000           (750,000)         (500,000)
  Proceeds from current and long-term obligations ...............       4,999,899         14,331,280         4,150,000
  Payments on current and long-term obligations .................      (2,017,321)       (10,704,412)       (4,089,403)
  Payment for early retirement of capital lease .................              --                 --          (105,549)
  Member contributions ..........................................           1,000          1,000,000           304,615
  Member distributions ..........................................        (608,960)                --                --
  Stockholder contributions .....................................              --            270,000                --
  Stockholder distributions .....................................      (1,043,292)          (214,899)         (472,757)
                                                                     ------------      -------------      ------------
    Cash Flows Provided by (Used in) Financing
     Activities .................................................       2,581,326          3,931,969          (713,094)
                                                                     ------------      -------------      ------------
Increase (decrease) in Cash and Cash Equivalents ................       2,277,427         (7,566,591)          631,147
Cash and Cash Equivalents, Beginning of Year ....................       5,405,829          7,683,256           116,665
                                                                     ------------      -------------      ------------
Cash and Cash Equivalents, End of Year ..........................    $  7,683,256      $     116,665      $    747,812
                                                                     ============      =============      ============

         The accompanying notes are an integral part of these combined financial statements.

                         DATA BASE, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. Summary of Accounting Policies

     Basis of Presentation

     The accompanying combined financial statements include the accounts of Data Base, Inc. (DBI) and Affiliate (collectively, the Companies). The affiliate is Data Base Real Estate Holdings, LLC (DBRHC), whose majority member is also the majority stockholder of DBI. All material intercompany accounts and transactions have been eliminated in combination.

     For financial reporting purposes, all land and buildings owned (less accumulated depreciation) by the majority member, net of related outstanding mortgage notes payable, are presented as if contributed to DBRHC on January 1, 1996. Additionally, all revenues and expenses of DBRHC are accounted for in the accompanying combined statement of operations.

     Nature of the Business and Organization

     DBI is a full service provider of offsite data recovery management services including Data Protection Services (DPS), Disaster Recovery Services
(DRS), Tape Move Services (TMS), Electronic Vaulting Services (EVS), Data Escrow Services (ESC) and other auxiliary services required to fully support the core offerings. DBI provides these services in twelve locations throughout the United States to Fortune 500 companies, large financial institutions and numerous legal, health care, accounting, insurance, entertainment and governmental organizations.

     The Data Base Combined Group, which consisted of seven separate companies under common ownership at December 31, 1996, merged into one company, DBI, effective January 1, 1997. This transaction resulted in a decrease in common stock from $84,300 to $8,550 and an increase in contributed capital of $75,750 at January 1, 1997. The Combined Group included the accounts of Data Base, Inc., Data Base Co., Inc., Data Base of Virginia, Inc., Data Base of Northern Virginia, Inc., Data Base of Chicago, Inc., Data Base of Ohio, Inc., and Data Base of Pennsylvania, LLC.

     DBRHC, a Washington limited liability company, was formed in October 1996 to hold land and buildings that are rented solely to DBI under long-term rental agreements. DBRHC authorized 10,000 member units, which were issued for $100 in total.

     Members' equity in the accompanying combined balance sheets includes DBRHC's results of operations net of eliminations, and contributions and distributions. All other equity accounts include the activity for DBI.

     Allocation of Net Profits and Losses of DBRHC

     Net profits, net losses and cash distributions, as defined in the Limited Liability Company Agreement (the Agreement), are to be allocated to the members in accordance with their respective percentage interests. The net loss allocated to each member is not to exceed the maximum amount of the net loss that can be allocated without causing a member to have a deficit capital account at the end of the fiscal year.

     Special allocations, corrective allocations and other allocations, all as defined in the Agreement, are also allocated to members in accordance with the Agreement.

     Cash Equivalents

     For purposes of the statements of cash flows, the Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998
1. Summary of Accounting Policies (continued)

     Restricted Cash

     At December 31, 1997, a $700,000 certificate of deposit was pledged as collateral on outstanding notes payable related to buildings and land owned by DBRHC.

     Inventory

     Inventories, which consist of disaster recovery carts held for resale, are stated at the lower of cost, on a first-in, first-out basis, or market.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The Companies provide for depreciation on property, plant and equipment on a straight-line basis over the estimated useful lives of such assets. The following is a listing of asset types and their respective estimated useful lives in years.

          Buildings ..............................  15-40
          Leasehold improvements .................   10
          Equipment and racking ..................  5-7
          Vehicles ...............................    5
          Computer hardware and software .........    5
          Office furniture and fixtures ..........    7

     Maintenance and repairs are charged to operations as incurred. When equipment is sold or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the respective statement of operations.

     Intangible Assets

     Goodwill reflects the cost in excess of the fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight-line method from the date of acquisition over the expected period to be benefited, which is estimated to be twenty-five years. Amortization on non-competition agreements is calculated using the straight-line method over the five-year life of the agreements.

     Impairment of Long-Lived Assets

     The Companies assess the recoverability of goodwill, as well as other long lived assets based upon expectations of future undiscounted cash flows in accordance with the Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

     Software Costs

     DBI develops software for internal use. The costs associated with the development have been capitalized in accordance with each phase of development. Upon substantial completion of each phase, capitalization ceases and the asset is placed in service. The related costs are then amortized on a straight-line basis over the estimated useful life of five years. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Management believes that the effect of applying the new statement is not material to the results of operations or financial position.

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998
1. Summary of Accounting Policies (continued)

     DBI also develops software for sale to external customers and has capitalized a portion of these costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed." The related costs are then amortized on a straight-line basis over the estimated useful life of five years. The company performs an annual review of the internally developed software assets to determine the appropriate amount to record as amortization expense.

     Revenue Recognition

     Revenues for DBI consist of storage revenues and service and storage material sales revenues. Storage revenues consist of periodic charges related to the storage of materials on a per unit basis. In certain circumstances, based upon customer requirements, storage revenues include periodic charges associated with normal recurring service activities. Service and storage material sales revenues are comprised of charges for related service activities and the sale of storage materials. Customers are generally billed on a monthly basis on contractually agreed-upon terms.

     Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Amounts related to future storage for customers where storage fees are billed in advance are accounted for as deferred revenue and amortized over the applicable period. Advance payments cover periods ranging from four to twelve months in duration. Most customers are billed in arrears.

     Federal Income Tax

     DBI has elected to be taxed as a Small Business Corporation pursuant to subchapter S of the Internal Revenue Code. Under this election, DBI's stockholders, rather than the corporation, are liable for federal and state income taxes. Accordingly, there is no provision for income taxes in the accompanying combined statements of operations.

     DBRHC is a limited liability company and is treated as a partnership under the Internal Revenue Code. Accordingly, the members of DBRHC are allocated their proportionate share of the DBRHC's federal and state taxable income or loss and there is no provision for income taxes in the accompanying combined statements of operations.

     Use of Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates used in preparing these statements include estimating the useful lives of assets and intangibles that have a direct effect on net income.

     Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1998 presentation. These changes had no impact on previously reported results of operations or stockholders' and members' equity.

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998

2. Acquisitions

     File Protek, Inc. (Portland, Oregon)

     DBI purchased certain assets and assumed certain liabilities of this company on December 31, 1998 for $3,077,187. The transaction was funded utilizing $1,960,000 of available cash, $750,000 in notes payable to the seller and $250,000 of additional short-term seller financing. Additionally, a working capital adjustment of $117,187 is payable to the seller at December 31, 1998, and is included in demand notes and other current obligations in the accompanying combined balance sheet. The allocation of the purchase price is detailed below:

          Working capital ....................    $  117,187
          Tangible personal property .........       500,000
          Non-competition agreements .........       100,000
          Goodwill ...........................     2,360,000
                                                  ----------
                                                  $3,077,187
                                                  ==========

     Concurrent with the purchase, DBI assumed an operating lease agreement on a data protection facility. The data protection facility is leased from a third party and the lease is in effect through September 30, 2000, requiring monthly rental payments of $6,263.

     First Safe Deposit Corp. (Raleigh, North Carolina)

     DBI purchased certain assets of this company on January 31, 1997 for $3,169,747. The acquisition included a media storage facility and certain assets of a paper storage business. The transaction was funded utilizing $336,385 of available cash, $1,000,000 in a note payable to the seller and $1,833,362 of additional bank financing. The allocation of the purchase price is detailed below:

          Land ...............................   $   75,000
          Building ...........................      608,362
          Purchased working capital ..........      161,385
          Tangible personal property .........    1,050,000
          Non-competition agreements .........      100,000
          Goodwill ...........................    1,175,000
                                                 ----------
                                                 $3,169,747
                                                 ==========

     Concurrent with the purchase, DBI entered into an operating lease agreement for the paper storage facility land and building, which requires average annual rents of approximately $138,000 over a five-year term.

     Fortress for Valuables (Milwaukee, Wisconsin)

     DBI purchased certain assets of this company on February 28, 1997 for $2,661,117. The transaction was funded utilizing $111,117 of available cash and $2,550,000 of additional bank financing. The allocation of the purchase price is detailed below:

          Land ...............................    $  325,000
          Building ...........................       675,000
          Tangible personal property .........     1,076,627
          Non-competition agreements .........       100,000
          Goodwill ...........................       484,490
                                                  ----------
                                                  $2,661,117
                                                  ==========

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998
2. Acquisitions (continued)

     Concurrent with the purchase, DBI assumed a capital lease on a related facility, the Total Corporate Recovery Center (TCRC). DBI recorded the building asset of $747,316 with $19,770 of accumulated amortization at December 31, 1997. Total liabilities assumed with the lease were $469,642.

     United Leasing Corporation (Richmond, Virginia)

     DBI purchased the assets of this company on May 30, 1997 for $54,602. The transaction was funded utilizing available cash and the entire purchase price was allocated to goodwill. Liabilities assumed in this transactions consisted of deferred revenue only.

     The business combinations discussed above have been accounted for under the purchase method. Accordingly, assets and liabilities have been recorded at their fair value at acquisition date. Operating results of the acquired companies are included in the Companies' combined statements of operations from the respective acquisition date.

3. Notes and Other Receivables from Related Parties

     Notes and other receivables from related parties consist of the following at December 31:

                                                                       1997          1998
                                                                       ----          ----
          Data Base Integrated Services Corporation .........    $  118,795      $125,327
          Stockholder .......................................       850,000            --
          Employee loans ....................................        38,183        29,956
                                                                 ----------      --------
                                                                 $1,006,978      $155,283
                                                                 ==========      ========

     DBI has a receivable due from Data Base Integrated Services Corporation (DBISC), an affiliate through common ownership, for services paid by DBI on behalf of DBISC. The outstanding balance is unsecured, due on demand and subject to monthly interest payments based on a 9% annual rate.

     DBI had a receivable due from one of its stockholders totaling $850,000 at December 31, 1997. The note was unsecured, due on demand and subject to monthly interest payments based on a 9% annual rate. The note was repaid during 1998.

     The remaining balance represents computer loans due from employees, resulting from DBI's employee computer purchase program.

4. Intangible Assets

     Intangible assets consist of the following at December 31:

                                                          1997            1998
                                                          ----            ----
          Non-competition agreements .........    $    525,000      $  375,000
          Goodwill ...........................       2,941,934       4,546,778
                                                  ------------      ----------
                                                     3,466,934       4,921,778
          Accumulated amortization ...........      (1,121,516)       (326,817)
                                                  ------------      ----------
                                                  $  2,345,418      $4,594,961
                                                  ============      ==========

     When intangible assets are fully amortized, the asset and accumulated amortization are removed from the accounts.

     Total amortization of intangibles charged to expense was $203,960, $281,824 and $230,766 for the years ended December 31, 1996, 1997 and 1998, respectively.

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998

5. Property, Plant and Equipment

     Property, plant and equipment consist of the following at December 31:

                                                                          1997              1998
                                                                          ----              ----
          Buildings and land ................................    $  10,878,204      $ 11,199,414
          Leasehold improvements ............................        2,657,829         2,893,213
          Equipment and racking .............................        8,139,979         6,797,192
          Vehicles ..........................................        2,726,737         2,670,975
          Computer hardware and software ....................        5,206,468         5,992,851
          Office furniture and fixtures .....................        1,244,311         1,022,239
          Construction in progress ..........................            7,197         1,198,644
                                                                 -------------      ------------
                                                                    30,860,725        31,774,528
          Accumulated depreciation and amortization .........      (10,991,470)       (9,840,749)
                                                                 -------------      ------------
                                                                 $  19,869,255      $ 21,933,779
                                                                 =============      ============

     DBI expended approximately $1,756,000, $2,780,000 and $1,130,500 during 1996, 1997 and 1998, respectively, on the internal development of two software applications.

     One of the applications, SecureBase(SM), tracks the operational activity associated with off site data recovery management. DBI capitalized $2,017,072 and $652,830 in 1997 and 1998, respectively, for costs associated with SecureBase(SM) development. Cumulative capitalized expenditures for SecureBase(SM) development through December 31, 1997 and 1998 are $2,503,249 and $3,156,079, respectively and are included in computer hardware and software. Management expects to spend an additional $1 to $2 million to complete all phases of the SecureBase(SM) development effort.

     The other application, SecureSync(TM), allows customers to interface with the SecureBase(SM) application and view and update their off site data recovery management information. DBI capitalized $145,514 and $194,311 in 1997 and 1998, respectively, for costs associated with SecureSync(TM) development. Cumulative capitalized expenditures for SecureSync(TM) development through December 31, 1997 and 1998 are $233,513 and $427,824, respectively and are included in computer hardware and software. Management expects to spend an additional $1 million to complete all phases of the SecureSync(TM) development effort.

     Construction costs payable of $1,185,470 at December 31, 1998 relate to the construction in progress of the Companies' North Carolina facility.

     Total depreciation and amortization of property, plant and equipment charged to expense was $1,747,733, $3,450,777 and $3,474,961 for the years ended December 31, 1996, 1997 and 1998, respectively.

     Included in depreciation and amortization of property, plant and equipment are losses on the disposition of property, plant and equipment of $99,198, $1,124,465 and $95,757 for the years ended December 31, 1996, 1997 and 1998, respectively.

     Additionally, for the year ended December 31, 1998, DBI realized a gain of $263,346 from the early retirement of debt associated with a capital lease obligation. Total debt of $368,895 was relieved in exchange for cash of $105,549. In conjunction with this transaction, DBI also realized a loss on the disposition of the related building of $712,186. The total net loss of $448,840 is included in depreciation and amortization.

6. Line of Credit

     DBI maintains a revolving line of credit limited to $2,500,000, scheduled to expire on December 1, 1999. The line of credit is secured by DBI's accounts receivable, vehicles and equipment, general intangibles and is guaranteed by the majority stockholder. The line bears interest annually at Seafirst Bank's prime rate plus

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998
6. Line of Credit (continued)

0.5%, which was 8.5% and 7.75% at December 31, 1997 and 1998, respectively. There were no outstanding advances on the line at December 31, 1998. At December 31, 1997, outstanding advances were $500,000. See Note 8 related to financial and restrictive covenants.

7. Long-Term Obligations

     Long-term obligations consist of the following at December 31:

                                                                                  1997             1998
                                                                            ---------------   --------------
Note payable to bank (Note 8) ...........................................    $  8,500,000      $ 10,500,000
Notes payable to bank, due in 2007, payments total $61,208 plus interest
 at various rates, secured by deeds of trust on real property. (Note 8) .       7,612,058         6,877,557
Subordinated notes payable (Note 9) .....................................       3,775,000         3,657,938
Lease payable, due August 1999, payments of $11,400 including interest at
 8.5%, secured by the TCRC building. ....................................         469,642                --
Note payable to bank, due October 2001, payments of $4,071 per month including interest at prime plus 2%, secured by a deed of trust on real
 property. (Note 8) .....................................................         455,305           445,165
Note payable to bank, due January 1998, payments of $91,666 including
 interest at prime plus 0.5%, unsecured. ................................          91,666                --
Note payable to bank, due June 2001, payments of $1,105 per month
 including interest at 4.9%, secured by a vehicle. ......................          42,559                --
                                                                             ------------      ------------
 Total Long-Term Obligations ............................................      20,946,230        21,480,660
 Less -- Current Portion ................................................      (3,348,476)       (2,253,483)
                                                                             ------------      ------------
Long-Term Obligations, Net of Current Portion ...........................    $ 17,597,754      $ 19,227,177
                                                                             ============      ============

Aggregate maturities of long-term obligations are as follows:

Years Ending
December 31,
------------
  1999 .......................   $ 2,253,483
  2000 .......................     4,918,620
  2001 .......................     4,284,500
  2002 .......................     6,084,500
  2003 .......................       734,500
  Thereafter .................     3,205,057
                                 -----------
                                 $21,480,660
                                 ===========

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998

8. Note Payable to Bank

     DBI has a term note payable of $8,500,000 and $10,500,000 at December 31, 1997 and 1998, respectively. The note bears annual interest at 0.25% plus Seafirst Bank's prime rate or 2.5% plus the 30-day LIBOR rate. At the end of each month, DBI has the option to choose which interest rate is used for the following month. The interest rate was 8.125% at December 31, 1998. Principal payments are due as follows:

                                            Monthly         Sum of
                                            Payment        Payments
                                          -----------   --------------
      July - December 1999 ............    $ 50,000      $   300,000
      January - December 2000 .........     250,000        3,000,000
      January - December 2001 .........     275,000        3,300,000
      January - November 2002 .........     300,000        3,300,000
      December, 2000 ..................     600,000          600,000
                                                         -----------
                                                         $10,500,000
                                                         ===========

     On December 1, 2002, the entire unpaid balance of principal plus all unpaid interest is due. The note is secured by bank accounts, accounts receivable, equipment and general intangibles.

     DBI's loan agreements with the bank for the line of credit and the note payable to bank contain several covenants that include maintaining adequate stockholders' equity as well as leverage and debt coverage ratios. The borrowing agreements also contain provisions that place limits on capital expenditures and stockholder distributions. At December 31, 1998, DBI was in compliance with all loan covenants.

     DBRHC has a series of notes payable related to the acquisition of certain properties of $7,612,058 and $6,877,557 at December 31, 1997 and 1998,
respectively. The real estate for each property is held as collateral for each respective loan. Under the terms of each agreement, these notes bear interest at rates ranging from 2.75% to 3.25% over the annual adjusted index rate, as defined in the agreements. The interest rates range from 8.45% to 8.77% and 7.36% to 8.67% at December 31, 1997 and 1998, respectively. These notes expire at various dates in 2007.

     DBRHC has a note payable related to the acquisition of a certain property of $455,305 and $445,165 at December 31, 1997 and 1998, respectively. The real estate for the property is held as collateral for the loan. Under the terms of the agreement, this note bears interest at prime plus 2.0% and expires in October 2001. DBRHC repaid the note in March 1999.

9. Subordinated Notes Payable

     DBI has a series of notes payable to a stockholder totaling $1,325,000 and $707,938 at December 31, 1997 and 1998, respectively. The notes bear interest at 9.0%, mature on December 31, 1999, and are subordinated to the notes payable to bank.

     DBI has a series of notes payable to an unrelated individual totaling $1,450,000 at December 31, 1997 and 1998. The notes bear interest at 10.5%, mature on September 20, 2002, and are subordinated to the notes payable to bank.

     DBI has a note payable for $1,000,000 and $750,000 at December 31, 1997 and 1998, respectively, related to the acquisition of First Safe Deposit Corp. The note bears interest at 9.5%. The note is due in two installments; $250,000 due February 1, 1999 and the remaining amount of $500,000 due February 1, 2000. The note is subordinated to the notes payable to bank.

     DBI has two notes payable at December 31, 1998 totaling $750,000 related to the acquisition of File Protek, Inc. The notes bear interest at 8.3% and are due in three equal installments of $250,000, payable on December 31, 1999, 2000 and 2001. The notes are subordinated to the notes payable to bank.

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998

10. Demand Notes and Other Current Obligations

     DBI has a series of demand notes payable to unrelated third parties for $215,000 and $206,500 at December 31, 1997 and 1998, respectively, with monthly interest payments based on an annual rate of 10%. In addition, DBI has short-term notes payable related to the acquisition of File Protek, Inc. in the amount of $250,000 and a working capital settlement payable of $117,187 at December 31, 1998.

     DBRHC owes a stockholder $146,280 and $62,052 at December 31, 1997 and 1998, respectively. The obligation bears no interest and is due on demand.

11. Common Stock

     On July 28, 1998, DBI amended its corporate bylaws and changed the par value and authorized number of shares of common stock. The following details apply to common stock at December 31:

                                                   1997          1998
                                                ----------   ------------
     Par value ..............................    $  1.00      $  0.0855
     Authorized voting shares ...............     50,000          1,000
     Authorized non-voting shares ...........         --        499,000
     Outstanding voting shares ..............      8,550            400
     Outstanding non-voting shares ..........         --         99,600

     On July 28, 1998, the $1 par value common stock was retired and replaced with 100,000 shares of $.0855 par value common stock. In August 1998, the majority stockholder transferred 17,000 non-voting shares to four new stockholders and retained ownership of 83,000 shares, consisting of 400 voting shares and 82,600 non-voting shares.

12. Employee Retirement / Profit Sharing Plan

     DBI maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. Under the plan, employees meeting certain eligibility requirements may elect to defer up to 15% of their salary, subject to Internal Revenue Service limits. DBI contributes a matching 50% of the first 6% of employee contributions based upon the participant's salary. Total contributions made by DBI to the plan were $428,000, $393,901 and $494,495 for the years ended December 31, 1996, 1997 and 1998, respectively.

13. Commitments

     At December 31, 1997 and 1998, various facilities are leased from third parties under operating leases expiring through 2002. Future rental commitments under these operating leases are as follows:

Years Ending
December 31,
----------------
  1999 .........    $  519,531
  2000 .........       424,070
  2001 .........       297,677
  2002 .........       129,701
                    ----------
                    $1,370,979
                    ==========

     Rent expense for DBI paid to third parties was approximately $436,000, $501,000 and $488,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998

14. Significant Components of Combined Financial Statements and Related Party Transactions

     The significant components of the entities, including eliminations, comprising the combined financial statements are as follows:

                                                                                                      Combined
                                                     DBI            DBRHC         Eliminations         Amounts
                                               --------------   -------------   ----------------   --------------
1996
Total revenues .............................    $20,788,828     $   829,368       $   (829,368)     $20,788,828
Total operating expenses ...................     19,087,260         141,361           (829,368)      18,399,253
Interest expense, net ......................        423,221         220,229                 --          643,450
                                                -----------     -----------       ------------      -----------
Net income .................................    $ 1,278,347     $   467,778       $         --      $ 1,746,125
                                                ===========     ===========       ============      ===========
1997
Property, plant and equipment, net .........    $11,118,307     $ 8,750,948       $         --      $19,869,255
Other assets ...............................      7,684,984       1,120,842           (124,178)       8,681,648
                                                -----------     -----------       ------------      -----------
Total assets ...............................    $18,803,291     $ 9,871,790       $   (124,178)     $28,550,903
                                                ===========     ===========       ============      ===========
Debt obligations ...........................    $13,718,044     $ 8,213,644       $   (124,178)     $21,807,510
Other liabilities ..........................      3,153,133          52,943                 --        3,206,076
Stockholders' and members' equity ..........      1,932,114       1,605,203                 --        3,537,317
                                                -----------     -----------       ------------      -----------
Total liabilities and stockholders' and
 members' equity ...........................    $18,803,291     $ 9,871,790       $   (124,178)     $28,550,903
                                                ===========     ===========       ============      ===========
Total revenues .............................    $24,941,911     $ 1,221,699       $ (1,221,698)     $24,941,912
Total operating expenses ...................     24,379,621         371,854         (1,221,698)      23,529,777
Interest expense, net ......................      1,073,000         525,404                 --        1,598,404
                                                -----------     -----------       ------------      -----------
Net income (loss) ..........................    $  (510,710)    $   324,441       $         --      $  (186,269)
                                                ===========     ===========       ============      ===========
1998
Property, plant and equipment, net .........    $11,240,196     $10,693,583       $         --      $21,933,779
Other assets ...............................      9,566,833         244,763            (40,301)       9,771,295
                                                -----------     -----------       ------------      -----------
Total assets ...............................    $20,807,029     $10,938,346       $    (40,301)     $31,705,074
                                                ===========     ===========       ============      ===========
Debt obligations ...........................    $14,731,625     $ 7,425,075       $    (40,301)     $22,116,399
Other liabilities ..........................      1,757,268       1,246,108                 --        3,003,376
Shareholders' and members' equity ..........      4,318,136       2,267,163                 --        6,585,299
                                                -----------     -----------       ------------      -----------
Total liabilities and stockholders' and
 members' equity ...........................    $20,807,029     $10,938,346       $    (40,301)     $31,705,074
                                                ===========     ===========       ============      ===========
Total revenues .............................    $26,589,288     $ 1,366,530       $ (1,366,532)     $26,589,286
Total operating expenses ...................     22,561,715         402,068         (1,366,532)      21,597,251
Interest expense, net ......................      1,168,790         607,121                 --        1,775,911
                                                -----------     -----------       ------------      -----------
Net income .................................    $ 2,858,783     $   357,341       $         --      $ 3,216,124
                                                ===========     ===========       ============      ===========

     All properties held by DBRHC are leased to DBI in the normal course of business under long-term rental agreements. Total rent paid to DBRHC by DBI was $829,368, $1,221,698 and $1,366,532 for the years ended December 31, 1996, 1997 and 1998, respectively. These amounts have been eliminated in the accompanying statements of operations.

     In the normal course of business, DBI funds capital expenditures for DBRHC and records a corresponding receivable. Total amount owed to DBRHC by DBI was $124,178 as of December 31, 1997. Total amount owed to DBI by DBRHC was $40,301 as of December 31, 1998. These amounts have been eliminated in the accompanying combined balance sheets.

                         DATA BASE, INC. AND AFFILIATE

                               DECEMBER 31, 1998

15. Supplemental Cash Flow Disclosures

                                                                                 1996            1997            1998
                                                                             ------------   -------------   -------------
Cash paid for interest ...................................................   $ 678,228       $1,686,091      $1,878,929
Interest capitalized on software .........................................          --          107,000          40,000
Non cash investing and financing activities consist of:
Notes payable exchanged for purchase of File Protek, Inc. ................          --               --       1,117,187
Refinance of note payable ................................................          --               --       6,350,000
Subordinated note payable exchanged for purchase of First Safe
 Deposit Corp. ...........................................................          --        1,000,000              --
Long-term obligation exchanged for purchase of building ..................          --          547,316              --
Contribution of property, plant and equipment and other assets ...........   3,198,625           87,068              --
Contribution of long-term debt on property, plant and equipment ..........   2,864,749               --              --
Contribution of equity in property, plant and equipment and
 other assets ............................................................     333,876               --              --

16. Concentration of Credit Risk

     Financial instruments which potentially subject the Companies to concentrations of credit risk include deposits with financial institutions, short-term investments, and accounts receivable. The Companies place their deposits and investments with high quality financial institutions; however, at times, deposits exceed the federally insured limits. DBI generally grants credit to customers without requiring collateral or other security. DBI's customers are located throughout the United States.

17. Subsequent Events

     On April 8, 1999, Iron Mountain Incorporated (Iron Mountain) purchased all of the issued and outstanding shares of DBI and all of the land and improvements of DBRHC for total consideration of approximately $115 million, which is comprised of approximately $69 million in cash and assumed indebtedness, and 1,476,577 shares of Iron Mountain common stock.

     In anticipation of a possible sale, merger, consolidation or other business combination of the Companies, DBI established a change in control severance plan for the benefit of eligible employees of DBI and a discretionary change of control bonus plan. The severance plan provides for termination benefits to be paid by the acquiring company to employees who are involuntarily terminated or who voluntarily terminate their employment for good reason as defined in the plan. Compensation to be paid under the severance plan is generally based on a monthly base salary times three to eighteen months, depending on the position held with the Companies. The change of control bonus plan provides for a percentage of the enterprise value to be awarded to employees on a discretionary basis. The amount of the change of control bonus was approximately $4,786,000 and was paid in April 1999 prior to the closing of the sale to Iron Mountain. No provision has been made in the combined financial statements for the change in control severance plan or the discretionary change of control bonus plan.

     DBRHC entered into an agreement with a general contractor to build a new facility in Cary, North Carolina. The facility was completed on February 1, 1999 at a total cost $1.8 million. DBI will operate the Research Triangle District out of the new facility.

     In January 1999, DBI repaid a $100,000 note to the former owners of File Protek, Inc.

     In February 1999, DBI repaid $250,000 of the note payable to the former owners of First Safe Deposit Corp. The remaining balance on the note of $500,000 is due in 2000. DBI entered into an agreement to lease a facility in Westminster, Colorado from an unrelated third party. The operating lease, which requires monthly rental payments of $1,879, commences February 15, 1999 and will run through August 31, 2000.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Britannia Data Management Limited:

We have audited the accompanying combined balance sheets of the companies identified in Note 1 as of October 31, 1997 and 1998 and the related combined statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management and have been prepared on the basis of Notes 1-3. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Britannia Data Management Limited at October 31, 1997 and 1998 and the combined results of its operations and its combined cash flows for each of the two years in the period ended October 31, 1998, in conformity with generally accepted accounting principles in the United States.

                                                  ROBSON RHODES
                                                  Chartered Accountants

Birmingham, England
February 9, 1999

                       BRITANNIA DATA MANAGEMENT LIMITED

                            COMBINED BALANCE SHEETS
                                (In thousands)

                                                                                     October 31,
                                                                             ---------------------------
                                                                                 1997           1998
                                                                             ------------   ------------
                                                        ASSETS
Current Assets:
 Cash and cash equivalents ...............................................    $      --      $   4,932
 Accounts receivable (less allowances of $371 and $278 as of
  1997 and 1998, respectively) ...........................................        5,226          5,417
 Inventories .............................................................          134            132
 Prepaid expenses and other ..............................................        1,130            880
 Amounts due from related parties (Note 10) ..............................        2,737          2,209
 Income taxes receivable .................................................          878             --
                                                                              ---------      ---------
    Total Current Assets .................................................       10,105         13,570
Property, Plant and Equipment:
 Property, plant and equipment (Note 6) ..................................       43,604         46,030
 Less--Accumulated depreciation ..........................................      (12,280)       (14,042)
                                                                              ---------      ---------
    Net Property, Plant and Equipment ....................................       31,324         31,988
Other Assets:
 Goodwill, net ...........................................................       58,825         56,963
                                                                              ---------      ---------
    Total Assets .........................................................    $ 100,254      $ 102,521
                                                                              =========      =========
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Borrowings under line of credit .........................................    $     436      $      --
 Current portion of long-term debt (Note 4) ..............................          836          1,677
 Obligations under capital leases ........................................        1,055            877
 Accounts payable ........................................................        1,436          1,821
 Amounts owed to related parties (Note 10) ...............................        1,344          3,381
 Accrued expenses and other payables (Note 7) ............................        4,414          4,338
 Deferred income .........................................................        2,132          2,979
                                                                              ---------      ---------
    Total Current Liabilities ............................................       11,653         15,073
Long-term Debt, net of current portion (Note 4) ..........................       15,886         14,255
Obligations under Capital Leases, net of current portion (Note 9) ........        1,733            854
Deferred Income Taxes ....................................................          416            837
Commitments and Contingencies (Note 9) ...................................
Stockholders' Equity:
 Common stock ............................................................        4,081          4,081
 Additional paid-in capital ..............................................       66,359         66,359
 Accumulated deficit .....................................................       (1,785)        (1,074)
 Cumulative translation adjustment .......................................        1,911          2,136
                                                                              ---------      ---------
    Total Stockholders' Equity ...........................................       70,566         71,502
                                                                              ---------      ---------
    Total Liabilities and Stockholders' Equity ...........................    $ 100,254      $ 102,521
                                                                              =========      =========

The accompanying notes are an integral part of these combined financial statements.

                       BRITANNIA DATA MANAGEMENT LIMITED

                       COMBINED STATEMENTS OF OPERATIONS
                                (In thousands)

                                                         Year ended October 31,
                                                         -----------------------
                                                            1997         1998
                                                         ----------   ----------
Revenues:
 Storage .............................................    $14,958      $16,258
 Service and storage material sales ..................     13,295       14,062
                                                          -------      -------
    Total Revenues ...................................     28,253       30,320
Operating Expenses:
 Cost of sales (excluding depreciation) ..............     17,298       16,511
 Selling, general and administrative .................      4,337        5,580
 Depreciation and amortization .......................      3,915        3,863
                                                          -------      -------
    Total Operating Expenses .........................     25,550       25,954
Operating Income .....................................      2,703        4,366
Interest Expense .....................................      1,654        1,533
                                                          -------      -------
    Income Before Provision for Income Taxes .........      1,049        2,833
Provision for Income Taxes (Note 5) ..................        946        1,504
                                                          -------      -------
    Net Income .......................................    $   103      $ 1,329
                                                          =======      =======

The accompanying notes are an integral part of these combined financial statements.

                       BRITANNIA DATA MANAGEMENT LIMITED

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                                                                                                       Retained         Total
                                                           Common     Additional      Cumulative       earnings/        Stock-
                                              Common        Stock       Paid-in      Translation     (Accumulated      holders'
                                              Shares       Amount       Capital       Adjustment       deficit)         Equity
                                           ------------   --------   ------------   -------------   --------------   -----------
Balance, October 31, 1996 ..............   25,079,751      $4,081       $66,359         $   --         $ (1,359)       $69,081
 Net Income ............................           --          --            --             --              103            103
 Translation Adjustment ................           --          --            --          1,911               --          1,911
 Distributions to Stockholders .........           --          --            --             --             (529)          (529)
                                           ----------      ------       -------         ------         --------        -------
Balance, October 31, 1997 ..............   25,079,751       4,081        66,359          1,911           (1,785)        70,566
 Net Income ............................           --          --            --             --            1,329          1,329
 Translation Adjustment ................           --          --            --            225               --            225
 Distributions to Stockholders .........           --          --            --             --             (618)          (618)
                                           ----------      ------       -------         ------         --------        -------
Balance, October 31, 1998 ..............   25,079,751      $4,081       $66,359         $2,136         $ (1,074)       $71,502
                                           ==========      ======       =======         ======         ========        =======

The accompanying notes are an integral part of these combined financial statements.

                       BRITANNIA DATA MANAGEMENT LIMITED

                       COMBINED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                    Year ended October 31,
                                                                  ---------------------------
                                                                       1997           1998
                                                                  -------------   -----------
Cash Flows from Operating Activities:
 Net income ...................................................     $   103        $  1,329
 Adjustments to reconcile net income to cash flows provided by operating activities:
  Depreciation and amortization ...............................       3,915           3,863
  (Gain)/loss on sale of fixed assets .........................          (7)             12
 Changes in Assets and Liabilities:
  Inventories .................................................         (14)              2
  Accounts receivable .........................................        (947)           (191)
  Prepaid expenses and other current assets ...................        (211)          1,656
  Accounts payable ............................................         (74)            385
  Accrued expenses and other payables .........................        (572)          3,229
                                                                    ---------      --------
    Cash Flows Provided by Operating Activities ...............       2,193          10,285
                                                                    ---------      --------
Cash Flows from Investing Activities:
 Capital expenditures .........................................      (2,203)         (2,253)
 Proceeds from sale of assets .................................         555              30
                                                                    ---------      --------
    Cash Flows Used in Investing Activities ...................      (1,648)         (2,223)
                                                                    ---------      --------
Cash Flows from Financing Activities:
 Repayment of debt and capital leases .........................        (446)         (1,903)
 Repayment of line of credit ..................................        (932)           (436)
 Distributions to stockholders ................................        (529)           (618)
                                                                    ---------      --------
    Cash Flows Used in Financing Activities ...................      (1,907)         (2,957)
Effect of Exchange Rates on Cash and Cash Equivalents .........       1,362            (173)
                                                                    ---------      --------
Increase in Cash and Cash Equivalents .........................          --           4,932
Cash and Cash Equivalents, Beginning of Year ..................          --              --
                                                                    ---------      --------
Cash and Cash Equivalents, End of Year ........................     $    --        $  4,932
                                                                    =========      ========
Supplemental Information:
Cash Paid for Interest ........................................     $ 1,378        $  1,534
                                                                    =========      ========
Cash Paid for Income Taxes ....................................     $  (607)       $    185
                                                                    =========      ========

The accompanying notes are an integral part of these combined financial statements.

                       BRITANNIA DATA MANAGEMENT LIMITED

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                OCTOBER 31, 1998
                       (In thousands, except share data)

1. Nature of Business and Corporate Status

     Principles of Combination

     Britannia Data Management Limited (the "BDM Group" or "the Company") is a wholly-owned subsidiary of Mentmore Abbey plc a publicly owned United Kingdom company. Mentmore Abbey plc acquired Britannia Data Management Limited on October 8, 1996 and the acquisition was accounted for as a purchase. These financial statements reflect the "push-down" of Mentmore Abbey's purchase accounting and therefore the assets and liabilities have been recorded at the fair market value on the date of the acquisition. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and represent the business acquired by Iron Mountain Incorporated. See Note 11.

     The accompanying financial statements reflect the financial position and results of operations of the BDM Group on a combined basis. All significant intercompany and interdivisional balances have been eliminated. For the purposes of these financial statements, "Britannia Data Management Limited" or "the BDM Group" mean the combined accounts of:

   -- Britannia Data Management Limited;

   -- British Data Management Limited, a wholly owned subsidiary of Britannia
      Data Management Limited;

   -- Abbey Records Management, a division of Abbey Storage Limited, a company wholly owned by Mentmore Abbey plc; and

   -- The Document Storage Company Limited and various other non-trading wholly owned subsidiaries of Britannia Data Management Limited.

     The financial statements are not comparable to the United Kingdom financial statements and exclude Britannia Storage Systems Limited, a wholly owned subsidiary of Britannia Data Management Limited which was retained by Mentmore Abbey plc. See Note 11.

     The BDM Group is a full-service records management company providing storage and related services for all media in various locations throughout England to Government departments and commercial, professional, financial and energy businesses.

     On July 21, 1997, Britannia Data Management Limited formally changed its name from British Data Management Limited and British Data Management Limited formally changed its name from Britannia Data Management Limited.

2. Basis of Presentation

     The Company maintains its accounts in accordance with accounting principles and practices employed by enterprises in the United Kingdom, whereas the accompanying financial statements reflect certain adjustments not recorded in the Company's books, to present these statements in accordance with generally accepted accounting principles in the United States. These financial statements have been translated to US dollars.

     The significant adjustments made to present the financial statements in accordance with generally accepted accounting principles in the United States relate primarily to accounting for goodwill and income taxes. At October 31, 1998, stockholder's equity of $57,468 arises because of differences between the UK statutory accounts and the US GAAP financial statements.

                       BRITANNIA DATA MANAGEMENT LIMITED

2. Basis of Presentation (continued)

     Foreign Currency Translation

     The financial information expressed in US dollars is presented solely for the convenience of the reader. Assets and liabilities have been translated from UK sterling at the following rates for each US dollar:

   October 31, 1997: .........       1.6722
   October 31, 1998: .........       1.6771

     Revenues and expenses have been translated at the average exchange rate for each US dollar as follows:

   Year ended October 31, 1997: .........       1.6729
   Year ended October 31, 1998: .........       1.6622

3. Summary of Significant Accounting Policies

     a. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     b. Revenue Recognition

     Revenues consist of storage revenues and service and storage material sales revenues. Storage revenues consist of periodic charges related to the storage of materials (either on a per unit or per cubic foot of records basis). In certain circumstances, based upon customer requirements, storage revenues include periodic charges associated with normal recurring service activities. Service and storage material sales revenues are comprised of charges for related service activities and the sale of storage materials. Customers are generally billed on a monthly basis on contractually agreed-upon terms.

     Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Amounts related to future storage for customers where storage fees are billed in advance are accounted for as deferred income and amortized over the applicable period.

     c. Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and cash invested in short-term securities which have original maturities of less than 90 days. Cash and cash equivalents are carried at cost, which approximates the fair market value.

     d. Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated over the following estimated useful lives on the straight line method:

   Buildings ......................   50 years
   Leasehold improvements .........   over the lease term
   Furniture and fixtures .........   10 years

                       BRITANNIA DATA MANAGEMENT LIMITED

3. Summary of Significant Accounting Policies (continued)

   Buildings ..............................   50 years
   Equipment and racking ..................   5-20 years
   Motor vehicles .........................   4 years
   Computer hardware and software .........   5 years

     Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed when incurred.

     During 1998 the estimated useful life of certain equipment and racking has been revised. The effect of this change is to reduce depreciation by $173.

     e. Goodwill

     Goodwill reflects the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight line method from the date of acquisition over the expected period to be benefited, currently estimated at 30 years. The recoverability of goodwill is periodically assessed based upon the future undiscounted cash flows in accordance with Statement of Financial Accounting Standards ("SFAS") No 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of."

     The net book value of goodwill at October 31, 1998 relates to the acquisition of Britannia Data Management Limited by Mentmore Abbey plc in October 1996. Accumulated amortization of goodwill was $1,993 and $4,009 as of October 31, 1997 and 1998, respectively.

     f. Inventories

     Inventories are valued at the lower of cost using the first-in, first-out basis, or market value. Inventories comprise cartons, magnetic tape and dyeline film and paper.

     g. Deferred Income Taxes

     Provision is made at current rates for taxation deferred in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

     h. Defined Contribution Plan

     The BDM Group operates a defined contribution plan. The assets of the plan are held separately from those of the BDM Group in an independently administered fund. Contributions payable for the period are charged to the statement of operations. The cost charged was $156 and $160 in 1997 and 1998, respectively.

     i. Foreign Currency

     All assets and liabilities of the BDM Group are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of stockholders' equity titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statements of operations and are not material for the two years presented.

                       BRITANNIA DATA MANAGEMENT LIMITED

3. Summary of Significant Accounting Policies (continued)

     j. Restructuring

     Following the acquisition of the BDM Group in October 1996, the Company undertook certain restructurings of the acquired businesses, which were completed within one year from the date of acquisition. The restructuring activities consisted of certain reductions in warehouse and overhead staffing levels pursuant to a formalized plan. In connection with these restructuring activities the Company had established reserves of $281 at October 31 1996. These amounts were recorded as restructuring charges in the profit and loss account between the date of acquisition and October 31, 1996 and were provided in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition For Costs To Exit An Activity (Including Certain Costs Incurred In A Restructuring)." During the year ended October 31, 1997 the Company expended $281 for such restructuring costs. As of October 31, 1997 and 1998 there were no amounts accrued for restructuring costs.

4. Debt

     The maturities of the long term debt are as follows:

                                                       October 31,
                                                          1998
                                                      ------------
   1999 ...........................................     $  1,677
   2000 ...........................................        1,677
   2001 ...........................................        1,677
   2002 ...........................................        2,096
   2003 ...........................................        2,515
   Thereafter .....................................        6,290
                                                        --------
                                                          15,932
   Current ........................................       (1,677)
                                                        --------
   Long term debt, net of current portion .........     $ 14,255
                                                        ========

     On January 21 1997, Britannia Data Management Limited entered into a $16,000 bank loan. Principal and interest payments are payable monthly through March 31, 2006. The effective rate of interest on the bank loan is 1.125% over the London Inter-Bank Offered Rate (LIBOR) (7.7348% at October 31, 1998). All payments are payable in UK Sterling. On the same date, Britannia Data Management Limited entered into a $10,000 group working capital bank facility. The effective rate of interest for all balances within this facility was 1% over the bank's base rate (7.25% at October 31, 1998).

     The above facilities are secured by the assets of the Company and guaranteed by Mentmore Abbey plc, Abbey Storage Limited, Britannia Storage Systems Limited and Homewares Brands Limited, all of which are in the Mentmore Abbey plc group. The facility agreement includes certain financial and non-financial covenants and restrictions based on net income and net worth. The Company is in compliance of all covenants at October 31, 1998. On January 4, 1999, the Company renegotiated its financing with the result that the guarantees from Mentmore Abbey plc and the other companies within the Mentmore Abbey plc group were released.

5. Income Taxes

     Income taxes have been accounted for in accordance with SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax and financial reporting bases of assets and liabilities. The primary temporary differences are due to timing

                       BRITANNIA DATA MANAGEMENT LIMITED

5. Income Taxes (continued)

differences from the depreciation of property, plant and equipment. The BDM Group had aggregate gross deferred tax assets of $623 and $374 at October 31, 1997 and 1998, respectively, and aggregate gross deferred tax liabilities of $1,039 and $1,211 at October 31, 1997 and 1998, respectively.

     Britannia Data Management Limited and British Data Management Limited file individual tax returns. A tax return is filed for Abbey Storage Limited which includes Abbey Records Management. Taxes for Abbey Records Management have been provided as if it were a separate company.

     The provision for income tax consists of the following components:

                                               October 31,
                                            ------------------
                                             1997       1998
                                            ------   ---------
   UK Corporation tax--current ..........    $496     $1,088
   UK Corporation tax--deferred .........     450        416
                                             ----     ------
                                             $946     $1,504
                                             ====     ======

     A reconciliation of total income tax expense and the amount computed by applying the UK corporation tax rate of 31% to income taxes is as follows:

                                                        October 31,
                                                     ------------------
                                                      1997       1998
                                                     ------   ---------
   Computed "expected" tax provision .............    $325     $  878
   Increase in income taxes resulting from:
    Non deductible goodwill amortization .........     618        625
    Other ........................................       3          1
                                                      ----     ------
                                                      $946     $1,504
                                                      ====     ======

6. Property, Plant and Equipment

                                                                                         Computer
                                                              Equipment                  hardware     Furniture
                                Land and       Leasehold         and          Motor         and          and
                               buildings     improvements      racking      vehicles     software     fixtures       Total
                              -----------   --------------   -----------   ----------   ----------   ----------   ----------
Gross fixed assets at
 October 31, 1997 .........     $20,600          $337          $13,038       $1,071       $3,129       $5,429      $43,604
                                =======          ====          =======       ======       ======       ======      =======
Gross fixed assets at
 October 31, 1998 .........     $21,194          $443          $13,517       $  941       $3,698       $6,237      $46,030
                                =======          ====          =======       ======       ======       ======      =======

     Included in operating expenses are amounts of $454 in 1997 and $450 in 1998 representing repairs and maintenance expense.

                       BRITANNIA DATA MANAGEMENT LIMITED

7. Accrued Expenses

                                          October 31,
                                     ---------------------
                                        1997        1998
                                     ---------   ---------
   Accrued expenses ..............    $2,673      $2,909
   Income taxes ..................        20           7
   Sales taxes ...................     1,266         998
   Accrued payroll taxes .........       455         424
                                      ------      ------
                                      $4,414      $4,338
                                      ======      ======

8. Stockholders' Equity

     Share Capital

     Authorized: Common stock comprises 32,000 ordinary shares of $.16 nominal value.

                                                                      October 31,
                                                                 ---------------------
                                                                    1997        1998
                                                                 ---------   ---------
   Allotted, issued and fully paid:
   Common stock--ordinary shares, $.16 nominal value .........    $4,081      $4,081
                                                                  ======      ======

     $529 and $618 were distributed to Abbey Storage Limited in 1997 and 1998, respectively.

9. Commitments and Contingencies

     Capital Leases

     The present value of the minimum lease payments for capital leases is as follows:

                                                       October 31,
                                                          1998
                                                      ------------
   1999 ...........................................      $  989
   2000 ...........................................         704
   2001 ...........................................         193
                                                         ------
   Gross payments .................................       1,886
   Interest portion ...............................        (155)
   Current portion ................................        (877)
                                                         ------
   Capital leases, net of current portion .........      $  854
                                                         ======

     Assets under capital leases consist primarily of equipment and racking. The gross amount of assets held under capital leases is $4,319 at October 31, 1997 and $4,078 at October 31, 1998. The accumulated depreciation on these assets is $477 at October 31, 1997 and $695 at October 31, 1998. The depreciation on these assets charged in 1997 and 1998 is included within the depreciation expense.

     Operating Leases

     The BDM Group leases most of its facilities under various operating leases. A majority of these leases have an average lease life of between 10 and 20 years and have either fixed or Consumer Price Index escalation clauses. The BDM Group also leases motor vehicles under operating leases which have an average lease life of three years. The amounts paid in respect of operating leases including rent expense were $2,749 in 1997 and $3,078 in 1998.

                       BRITANNIA DATA MANAGEMENT LIMITED

9. Commitments and Contingencies (continued)

     The minimum future lease payments for buildings under operating leases are as follows:

                                             October 31,
                                                1998
                                            ------------
   1999 .................................      $ 2,584
   2000 .................................        2,341
   2001 .................................        2,231
   2002 .................................        2,154
   2003 .................................        2,118
   2004 and thereafter ..................       17,919
                                               -------
   Total minimum lease payments .........      $29,347
                                               =======

     Guarantees

     The BDM Group has guaranteed the borrowings of other companies within the Mentmore Abbey plc group by way of granting security over its property and assets. The total related debt outstanding at October 31, 1998 amounted to $22,049. On January 4, 1999, Mentmore Abbey plc renegotiated its financing with the result that the guarantees by the BDM Group relating to Mentmore Abbey plc and the other companies within the Mentmore Abbey plc group were released.

     Employment Agreements

     The BDM Group has severance agreements with certain key officials that provide for potential additional payments of up to $70 in the event of a change in control of the entity. The transactions discussed in Note 11 will not result in any payments under these agreements.

10. Related Party Transactions

     Amounts Due from/owed to Other Companies in the Mentmore Abbey plc Group

     The amounts due from/owed to related parties, as set out in the combined balance sheets, are all in respect of other companies within the Mentmore Abbey plc group. These balances represent the net of cash advances and expenses charged by Mentmore Abbey plc.

     Transactions with Related Parties

     Certain administrative expenses such as insurances and certain professional fees have been paid on behalf of and charged to the BDM Group, at cost by Mentmore Abbey plc. In addition a management fee has been charged by Mentmore Abbey plc as the BDM Group uses certain resources and administrative staff of Mentmore Abbey plc. The management fee is variable and is calculated on the basis of expenditure incurred. The fee charged for the year ended October 31, 1997, was $171. For the year ended October 31, 1998 the total management fee charged by Mentmore Abbey plc to the BDM Group was $1,080. This fee comprised $243 in respect of obtaining an insurance rebate and $837 in respect of management fees.

                       BRITANNIA DATA MANAGEMENT LIMITED

11. Subsequent Events

     On January 4, 1999 the following events occurred which resulted in Iron Mountain Incorporated becoming a 50.1% stockholder of Britannia Data Management
Limited:

   o Mentmore Abbey plc and Abbey Storage Limited sold an aggregate of 12,290,505 shares in Britannia Data Management Limited to Iron Mountain
     (UK) Limited, a subsidiary of Iron Mountain Incorporated, a US public company;

   o Britannia Data Management Limited acquired the entire issued share capital of Arcus Data Security Limited, a company wholly owned by Iron Mountain (UK) Limited, in exchange for 150,000 shares of BDM common stock;

   o Iron Mountain (UK) Limited acquired 400,000 new ordinary shares in Britannia Data Management Limited;

   o Abbey Storage Limited sold Abbey Records Management and its related assets to British Data Management Limited; and

   o Britannia Storage Systems Limited was transferred to Mentmore Abbey plc.

PROSPECTUS


                                 $350,000,000



                           Iron Mountain Incorporated


              Debt Securities, Preferred Stock, Depositary Shares,
                           Common Stock and Warrants

                               ----------------

     Iron Mountain Incorporated (the "Company" or "Iron Mountain") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), (ii) its shares of preferred stock, par value $.01 per share (the "Preferred Stock"), (iii) fractional shares of the Preferred Stock (the "Depositary Shares"), (iv) its shares of common stock, par value $.01 per share (the "Common Stock"), or (v) warrants to purchase any of the above securities (the "Warrants"), with an aggregate public offering price of up to $350,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").


     In connection with the Debt Securities, substantially all of the present and future subsidiaries of Iron Mountain (the "Guarantors") may, on a joint and several basis, offer full and unconditional guarantees ("Guarantees") of Iron Mountain's obligations under the Debt Securities. The Debt Securities, Guarantees, Preferred Stock, Depositary Shares, Common Stock and Warrants are collectively referred to as the "Offered Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Stock, Depositary Shares or Common Stock, terms of subordination to other indebtedness of the Company, terms of related Guarantees (if any), terms of security or pledge of assets (if any), and any original issue discount and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional shares of Preferred Stock represented by each Depositary Share; (iv) in the case of Common Stock, any offering price; and (v) in the case of Warrants, the securities to which they relate, duration, offering price, exercise price and detachability.

                               ----------------

     See "RISK FACTORS" at page 1 for certain information that should be considered by prospective investors.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                The date of this Prospectus is January 20, 1998.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

     The Common Stock is traded on the Nasdaq National Market System under the symbol "IMTN." Application will be made to list any shares of Common Stock sold pursuant to a Prospectus Supplement on the Nasdaq National Market System, subject to official notice of issuance. Iron Mountain has not yet determined whether any of the Debt Securities, Preferred Stock or Depositary Shares offered hereby will be listed on any exchange or over-the-counter market. If Iron Mountain decides to seek listing of any such Offered Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                               ----------------
     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriters, agents or dealers. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company and its subsidiaries since the date hereof or the information contained or incorporated by reference herein is correct at any time subsequent to the date hereof.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a registration statement on Form S-3 (together with all exhibits, schedules and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information concerning the Company and the Offered Securities, reference is made to the Registration Statement. Copies of the Registration Statement may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the prescribed fee.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies obtained at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by Iron Mountain with the Commission (File No. 0-27584) pursuant to the Exchange Act, are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Annual Report"), (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, (iii) Current Reports on Form 8-K dated June 25, 1997 (as amended August 26, 1997), October 1, 1997, October 16, 1997 (as amended November 10, 1997), October 30, 1997, November 25, 1997 and January 13, 1998 and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated January 18, 1996. In addition, the financial information contained in Iron Mountain's Registration Statements on Form S-4 (i) File No. 333-24635, filed with the Commission on April 4, 1997, as amended on May 7, 1997 and May 13, 1997, as made effective by the Commission on May 14, 1997, and (ii) File No. 333-41715, filed with the Commission on December 8, 1997, as made effective by the Commission on December 11, 1997 is incorporated herein by reference. All documents filed by Iron Mountain pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into the Registration Statement and to be a part hereof from the respective dates of filing of any such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement), or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be made to the Company at its principal executive offices, 745 Atlantic Avenue, Boston, Massachusetts 02111, Attention: John F. Kenny, Jr., Executive Vice President and Chief Financial Officer.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 RISK FACTORS


     Investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus and any Prospectus Supplement, before purchasing any of the Offered Securities. This Prospectus sets forth or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, such as those regarding the goals, beliefs, plans or current expectations of the Company and its management and other statements contained in this Prospectus regarding matters that are not historical facts. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors set forth below and the matters set forth or incorporated by reference in this Prospectus generally and any Prospectus Supplement. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect unanticipated events.


Risks Associated with Acquisition Strategy

     Iron Mountain has pursued and intends to continue to pursue acquisitions of records management and related service businesses as a key component of its growth strategy. Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities, which could adversely affect Iron Mountain's operating results. The success of any completed acquisition will depend in part on Iron Mountain's ability to integrate effectively the acquired businesses into Iron Mountain. The process of integrating such acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management's attention and Iron Mountain's financial and other resources. No assurance can be given that additional suitable acquisition candidates will be identified, financed and purchased on acceptable terms, or that recent acquisitions or future acquisitions, if completed, will be successful.


     In September 1997, Iron Mountain amended and restated its bank facility, dated as of September 30, 1996 among Iron Mountain, the lenders party thereto and The Chase Manhattan Bank, as Administrative Agent (the "Credit Agreement"). Under the terms of the Credit Agreement, acquisitions by Iron Mountain involving in excess of (i) $65 million (other than the acquisition of Arcus Group, Inc. (the "Arcus Acquisition") and the acquisition of HIMSCORP, Inc. ("HIMSCORP")) for any one acquisition and (ii) $150 million in the aggregate or $100 million in cash for 1998 or any subsequent year require the approval of lenders holding 51% or more of the commitments under the Credit Agreement. No assurance can be given that the lenders will consent to any acquisitions that Iron Mountain proposes to make in excess of such limits.


     The size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.


Competition; Alternative Technologies

     Iron Mountain has one or more competitors in all geographic areas where it operates. Iron Mountain believes that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believes that it generally competes effectively based on these factors. As a result of this competition, the records management industry has for the past several years experienced downward pricing pressures. While Iron Mountain believes that this pricing climate is stabilizing, there can be no assurance that prices will not decline further, as competitors seek to gain or preserve market share. Should a further downward trend in pricing occur or continue for an extended period of time, it could have a material adverse effect on Iron Mountain's results of operations. Iron Mountain also competes for acquisition candidates. Some of Iron Mountain's competitors may possess greater financial and other resources than Iron Mountain. If any such competitor were to devote additional resources to the records management business and such acquisition candidates or to focus its strategy on Iron Mountain's markets, Iron Mountain's results of operations could be adversely affected. In addition, Iron Mountain faces competition from the internal records management capability of its current and potential customers. There can be no assurance that these organizations will outsource more of their records management needs or that they will not bring in-house some or all of the functions they currently outsource.

     The substantial majority of Iron Mountain's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-ROM and optical disk. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect Iron Mountain's business.


Financial Leverage; Debt Service Requirements

     Iron Mountain is highly leveraged due to the substantial indebtedness it has incurred primarily to finance acquisitions and expand its operations. Iron Mountain expects to continue to borrow under the Credit Agreement and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes.

     The ability of Iron Mountain to repay its indebtedness depends upon future operating performance, which is subject to the success of Iron Mountain's business strategy, prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond Iron Mountain's control. The debt service obligations of Iron Mountain could have important consequences, including the following: (i) the ability of Iron Mountain to obtain additional financing for future working capital needs or for possible future acquisitions or other purposes may be limited; (ii) a substantial portion of Iron Mountain's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for other purposes; (iii) Iron Mountain may be more vulnerable to adverse economic conditions than some of its competitors and thus may be limited in its ability to withstand competitive pressures; and (iv) Iron Mountain may be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage.

     A substantial portion of Iron Mountain's cash flow from operations is required for debt service. Management believes that cash flow from operations in conjunction with borrowings from existing and possible future credit facilities will be sufficient for the foreseeable future to meet debt service requirements and to make possible future acquisitions and capital expenditures. However, there can be no assurance in this regard, and Iron Mountain's leverage could make it vulnerable to a downturn in the operating performance of its subsidiaries, a downturn in economic conditions or, because borrowings under the Credit Agreement bear interest at rates which fluctuate, increases in interest rates on borrowings under the Credit Agreement. If such cash flow were not sufficient to meet such debt service requirements or payments of principal, Iron Mountain could be required to sell additional equity securities, refinance its obligations or dispose of assets in order to make such scheduled payments. There can be no assurance that Iron Mountain would be able to effect any of such transactions or do so on favorable terms.


Casualty

     Iron Mountain currently maintains and intends to continue to maintain, to the extent such insurance is available on commercially reasonable terms, comprehensive liability, fire, flood and earthquake (where appropriate) and extended coverage insurance with respect to the properties that it now owns or leases or that it may in the future own or lease, with customary limits and deductibles. Certain types of loss, however, may not be fully insurable on a cost-effective basis, such as losses from earthquakes, or may be altogether uninsurable, such as losses from riots. Iron Mountain has in the past suffered damages and losses from an earthquake and a riot in California, which damages and losses were substantially covered by insurance. In March 1997, Iron Mountain experienced three fires, all of which authorities have determined were caused by arson and which resulted in extensive damage to one and destruction of the Company's other records management facility in South Brunswick Township, New Jersey. Iron Mountain has filed several insurance claims related to the South Brunswick fires, including a significant claim under its business interruption insurance policy. Some of the Company's customers or their insurance carriers have asserted claims or filed lawsuits as a consequence of the destruction of or damage to their records due to the fires. The Company is a defendant in three such lawsuits. The outcome of these claims and proceedings cannot be predicted. Based on its present assessment of the situation, after consultation with legal counsel, management does not believe that the outcome of these claims and lawsuits will have a material adverse effect on Iron Mountain's financial condition or results of operations, although there can be no assurance in this regard.

     In the future, should uninsured losses or damages occur, Iron Mountain could lose both its investment in and anticipated profits and cash flow from the affected property and may continue to be obligated on any leasehold obligations, mortgage indebtedness or other obligations related to such property. As a result, any such loss could materially adversely affect Iron Mountain.


History of Losses; EBITDA Objective

     Iron Mountain has a history of experiencing net losses applicable to common stockholders. Such net losses are attributable in part to significant non-cash charges associated with Iron Mountain's pursuit of its growth strategy, namely, (i) depreciation and amortization expenses associated with expansion of Iron Mountain's storage capacity and (ii) goodwill amortization associated with acquisitions accounted for under the purchase method. In addition, net income applicable to common stockholders has been negatively affected by a charge for accretion of a redeemable put warrant and, in 1996, by an extraordinary charge related to the early retirement of debt. The put warrant was redeemed in February 1996, upon completion of Iron Mountain's initial public offering.

     Iron Mountain's primary financial objective is to increase its earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA"), which is a source of funds to service indebtedness and for investment in continued internal growth and growth through acquisitions, and not net income and net income applicable to common stockholders. Iron Mountain has benefited from growth in EBITDA, while net losses applicable to common stockholders have increased over such period. Based on its experience in the records management industry, Iron Mountain believes that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA as a criterion in evaluating records management companies, and Iron Mountain's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. Other measures of Iron Mountain's financial performance, such as net income and net income applicable to common stockholders, have been negatively affected by pursuit of Iron Mountain's objective to increase EBITDA and may be negatively affected in the future. In addition, execution of Iron Mountain's growth strategy could result in future net losses due to increased interest expense associated with borrowings under the Credit Agreement and possible future credit arrangements and increased depreciation and amortization expenses.


Anti-Takeover Effect of Certain Provisions of Iron Mountain's Certificate of Incorporation, By-Laws and the Notes Indentures

     Certain provisions of Iron Mountain's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Iron Mountain's By-Laws (the "By-Laws") could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding capital stock of Iron Mountain and could make it more difficult to consummate certain types of transactions involving an actual or potential change in control of Iron Mountain, such as a merger, tender offer or proxy contest. The Restated Certificate also provides for three classes of Directors, as equal in number as possible, to be elected on a staggered basis (one class per year). As a result of such a provision, it would generally require at least two elections of the Iron Mountain Board to replace a majority of the members of the Iron Mountain Board, thereby enabling existing management to exercise significant control over Iron Mountain's affairs during such period. Pursuant to the Restated Certificate, shares of Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences (including the right to vote and the right to convert into Common Stock), as the Iron Mountain Board may determine. Pursuant to the By-Laws, approximately 4 million shares of Common Stock that were issued by the Company in five acquisitions are subject to restrictions on transfer for varying periods of time, all of which expire by January 1999. A significant portion of such shares are held by affiliates.

     Iron Mountain currently has outstanding $165,000,000 in aggregate principal amount of 10-1/8% Senior Subordinated Notes due 2006 issued in October 1996 (the "1996 Notes") and $250,000,000 in aggregate principal amount of 8-3/4% Senior Subordinated Notes due 2009 issued in October 1997 (the "1997 Notes," and collectively with the 1996 Notes, the "Senior Subordinated Notes"). Under certain circumstances relating to a change of control of Iron Mountain (a "Change of Control") as set forth in the indentures for the Senior Subordinated Notes (the "Notes Indentures"), Iron Mountain will be required to make an offer to purchase all of the outstanding Senior Subordinated

Notes at a purchase price, in cash, equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that Iron Mountain would be able to obtain such funds through a refinancing of the Senior Subordinated Notes to be purchased or otherwise, or that the purchase would be permitted under the Credit Agreement. Also, the requirement that Iron Mountain make an offer to purchase all of the Senior Subordinated Notes then outstanding in the event of a Change of Control may have the effect of deterring a third party from effecting a transaction that would constitute a Change of Control.


Control by Principal Stockholders

     The voting power held by certain large stockholders of Iron Mountain may have the effect of discouraging certain types of transactions involving an actual or potential change of control of Iron Mountain, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then-current market prices. In addition, as a result of such voting power, such stockholders have the ability to significantly affect the election of Directors of Iron Mountain who, in turn, control the management and affairs of Iron Mountain.



Restrictions Imposed by Terms of Indebtedness; Dependence Upon Operations of Subsidiaries

     The Credit Agreement and the Notes Indentures contain covenants restricting or limiting the ability of the Company and its subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other restricted payments; (iii) make asset dispositions; (iv) permit liens; (v) enter into sale and leaseback transactions; (vi) enter into certain mergers; (vii) make certain investments; and (viii) enter into transactions with related persons. This may adversely affect the Company's ability to pursue its acquisition strategy. The Credit Agreement also requires the Company to maintain specific financial ratios and to satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. The breach of any of those covenants could result in a default under the Credit Agreement, the Notes Indentures or all of them. In the event of a default under the Credit Agreement or the Notes Indentures, the lenders could seek to declare all amounts outstanding under the Credit Agreement, together with accrued and unpaid interest, if any, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders under the Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Credit Agreement or the Notes Indentures were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company.

     Substantially all of the tangible assets of the Company are held by, and substantially all of the Company's operating revenues are derived from operations of, the Company's subsidiaries. Therefore, the Company's ability to pay interest and principal when due under the Credit Agreement and the Senior Subordinated Notes is dependent upon the receipt of sufficient funds from such subsidiaries. The Company's obligations under the Credit Agreement and the Senior Subordinated Notes are guaranteed, jointly and severally, by substantially all of the Company's present and future subsidiaries.


Environmental Matters


     As of September 30, 1997, Iron Mountain owned or leased over 150 records management facilities. Under various federal, state and local environmental laws, ordinances and regulations ("Environmental Laws"), an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such substances, or the failure to properly remediate such property, may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination.


     Certain Environmental Laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs"). Such laws may impose liability for release of ACMs and may enable third parties to seek recovery from owners or operators of real estate for personal injury associated with exposure to such substances.

Certain facilities operated by Iron Mountain contain or may contain ACMs. Certain of the properties formerly or currently owned or operated by Iron Mountain were previously used for industrial or other purposes that involved the use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes, and in some instances, included the operation of underground storage tanks ("USTs"). In addition, certain of such properties are adjacent to or near Superfund sites or other contaminated properties. In connection with its former and current ownership or operation of certain properties, Iron Mountain may be potentially liable for environmental costs such as those discussed above. Iron Mountain has from time to time conducted certain environmental investigations and remedial activities at certain of its former and current facilities, but an in-depth environmental review of all properties has not yet been conducted by or on behalf of Iron Mountain.

     Iron Mountain believes it is in substantial compliance with all applicable material Environmental Laws. No assurance can be given that there are, or as a result of possible future acquisitions there will be, no environmental conditions for which Iron Mountain might be liable in the future or that future regulatory action, as well as compliance with future Environmental Laws, will not require Iron Mountain to incur costs for or at its properties that could have a material adverse effect on Iron Mountain's financial condition and results of operations.



No Intention to Pay Dividends

     Iron Mountain has never declared or paid cash dividends on its capital stock. Iron Mountain intends to retain future earnings for use in its business and does not anticipate declaring or paying any cash dividends on shares of Common Stock in the foreseeable future. In addition, Iron Mountain is currently restricted under the terms of the Credit Agreement and the Notes Indentures from declaring or paying cash dividends on its Common Stock.


                                  THE COMPANY


     Iron Mountain is America's largest records management company, as measured by its revenues. The Company is a national, full-service provider of records management and related services, enabling customers to outsource records management functions. Iron Mountain has a diversified customer base, which includes more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. The Company provides storage and related services for all major media, including paper (the dominant form of record storage), computer disk and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services provided to its storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. The Company also sells storage materials and provides consulting, facilities management, information technology staffing and other outsourcing services.

     Iron Mountain was incorporated in Delaware in 1990, but its predecessor operations date from 1951. The principal executive office of the Company is located at 745 Atlantic Avenue, Boston, Massachusetts 02111. Its telephone number is (617) 357-4455.



                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquisitions, investments and the repayment of indebtedness outstanding at such time or the reduction of amounts outstanding under the Credit Agreement or any other credit facility. Pending utilization as set forth above, the proceeds from the sale of the Offered Securities will be invested in short-term, dividend-paying or interest-bearing investment grade securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods indicated (in thousands):


                                                                                                      Pro Forma(1)
                                                                                              -----------------------------
                                                                         Nine months ended     For the year   For the nine
                                Year ended December 31,                    September 30,           ended      months ended
                   ------------------------------------------------- ------------------------  December 31,   September 30,
                      1992      1993      1994      1995      1996      1996        1997           1996           1997
                   --------- --------- --------- --------- --------- --------- -------------- -------------- --------------
Ratio of earnings
to fixed charges       1.3x      1.3x      1.2x      1.1x      1.1x      1.1x        0.9x(2)        0.7x(3)        0.8x(4)

(1) Includes results of operations prior to the date of acquisition and pro forma adjustments for acquisitions completed in 1996 and 1997 and the acquisition by the Company of Arcus Group, Inc. Does not include results of operations prior to the date of acquisition, or pro forma adjustments, for acquisitions completed by HIMSCORP or Arcus Group, Inc. in 1996 and 1997.

(2) The Company reported a pretax loss for the nine months ended September 30, 1997. For such period the Company would have needed to generate additional income from continuing operations, before provision for income taxes, of $2,156 to cover its fixed charges of $24,425.

(3) On a pro forma basis, the Company would have needed to generate additional income from continuing operations, before provision for income taxes, of $17,779 to cover its fixed charges of $58,449.

(4) On a pro forma basis, the Company would have needed to generate additional income from continuing operations, before provision for income taxes, of $7,601 to cover its fixed charges of $44,366.

     The ratios of earnings to fixed charges presented above were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income (loss) before provision for income taxes. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, amortization of debt discounts and deferred financing costs, whether expensed or capitalized.



                        DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. The Debt Securities may be fully and unconditionally guaranteed on a secured or unsecured, senior or subordinated basis, jointly and severally by the Guarantors. The Debt Securities will be issued under one or more indentures (an "Indenture") between the Company and a trustee (an "Indenture Trustee"). Any Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to any Indentures and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities.


General

     The Company has filed with the Registration Statement with respect to the Offered Securities a form of Indenture (as supplemented from time to time, the "Senior Indenture") relating to the Senior Securities (as defined) and a form of Indenture (as supplemented from time to time, the "Subordinated Indenture") relating to the Senior Subordinated Securities (as defined) and Subordinated Securities (as defined). The Debt Securities will be direct obligations of the Company and, if issued under the Senior Indenture, will rank equally and ratably in right of payment with other indebtedness of the Company that is not subordinated (the "Senior Securities"), or, if issued under the Subordinated Indenture, will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the applicable Prospectus Supplement) and may rank equally and ratably with the Senior Subordinated Notes and any other senior subordinated indebtedness ("Senior Subordinated Securities") or may be subordinated in right of payment to the Senior Subordinated Notes and such other senior subordinated indebtedness ("Subordinated Securities"). See "--Subordination." The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to any Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     It is anticipated that any Indenture will provide that the Company may, but need not, designate more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under any Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Indenture Trustee, and, except as otherwise indicated herein, any action described herein to be taken by the Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Indenture Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, where applicable, the following:

    (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities, Senior Subordinated Securities or Subordinated Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible, or the method by which any such portion shall be determined;

    (4) if convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the securities into which such Debt Securities are convertible;

    (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of 12 months consisting of 30 days each;

    (8) the place or places where (i) the principal of, any premium and interest on, and any additional amounts payable in respect of such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for conversion or registration of transfer or exchange and
        (iii) notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

   (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

   (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (12) if the principal of or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and premium, if any, and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

   (13) whether the amount of payments of interest on, principal of or premium, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

   (14) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described in this Prospectus, and any provisions granting special rights to the holders of such Debt Securities upon the occurrence of events specified in such Prospectus Supplement;

   (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

   (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

   (17) whether any of such Debt Securities are to be issuable in permanent global form (a "Global Security") and, if so, the terms and conditions, if any, upon which interests in such Global Security may be exchanged, in whole or in part, for the individual Debt Securities represented thereby;

   (18) the applicability, if any, of the defeasance and covenant defeasance provisions described in this Prospectus or any modification thereof;

   (19) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

   (20) whether and under what circumstances the Company will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

   (21)  the subordination provisions, if any, relating to such Debt
         Securities;

   (22) the provisions, if any, relating to any security provided for such Debt Securities; and

   (23)  the provisions, if any, relating to any guarantee of such Debt
         Securities.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "--Merger, Consolidation or Sale of Assets" or as may be set forth in any Prospectus Supplement, an Indenture will not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provisions providing event risk or similar protection.


Denominations, Interest, Registration and Transfer

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series that are registered securities, other than Global Securities (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof.

     Unless otherwise specified in the applicable Prospectus Supplement, the interest on and principal of and premium, if any, on any series of Debt Securities will be payable at the corporate trust office of the Indenture Trustee, initially at the address which will be set forth in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Indenture Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Indenture Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Indenture Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Indenture Trustee or the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Indenture Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.


     Neither the Company nor any Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if such Debt Securities are issuable only as registered securities, the day of the mailing of the relevant notice of redemption and (b) if such Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security so selected for redemption in whole or in part, except, in the case of any registered security to be redeemed in part, the portion thereof not to be redeemed; (iii) exchange any bearer security so selected for redemption except that such a bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.



Merger, Consolidation or Sale of Assets

     The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another entity unless: (a) the Company is the surviving corporation or the entity formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity formed by or surviving any such consolidation or merger (if other than the Company) or the entity to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and any Indenture (pursuant to a supplemental indenture in a form reasonably satisfactory to the applicable Indenture Trustee); and (c) immediately after such transaction no event of default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default exists.


Certain Covenants

     Provision of Financial Information. Whether or not required by the rules and regulations of the Commission, so long as any Debt Securities are outstanding, the Company will furnish to the holders of Debt Securities (a) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (b) all financial information that would be required to be included in a Form 8-K filed with the Commission if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors who request it in writing.

     Additional Covenants. Any additional or different covenants of the Company (or modifications to the foregoing covenants) with respect to any series of Debt Securities will be set forth in the applicable Prospectus Supplement.


Events of Default, Notice and Waiver


     Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payments as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in such Indenture; (e) default in the payment of an aggregate principal amount exceeding a specified dollar amount of any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness or constituting a default in the payment of such indebtedness at final maturity, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary (as hereinafter defined) or any of their respective property; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.


     If an Event of Default (other than an Event of Default described in clause
(f) above) under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Indenture Trustee if given by the holders). If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Indenture Trustee or any holder of such series of Debt Securities, become immediately due and payable. However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable

Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be), plus certain fees, expenses, disbursements and advances of the applicable Indenture Trustee, and (ii) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), or premium, if any, or interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each of the Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default has been cured or waived; provided, however, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than a majority in principal amount of the outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in the applicable Indenture relating to its duties in case of default, no Indenture Trustee will be under any obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve such Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     The Company will be required to deliver to each Indenture Trustee annually a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.


Modification of the Indenture

     Modifications and amendments of an Indenture will be permitted to be made, and a waiver of any existing default or compliance with any provision may be made, only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities or series of outstanding Debt Securities which are affected by such modification, amendment or waiver; provided, however, that no such modification, amendment or waiver may, without the consent of the holder of each such Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (iii) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (vi) waive a default or event of default in the payment of principal of or premium, if any, or interest on the Debt Securities (except a recision of acceleration of the Debt Securities by holders of not less than a majority in principal amount of Debt Securities or series of Debt Securities affected thereby and that resulted from such acceleration); or (vii) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     Modifications and amendments of an Indenture will be permitted to be made by the Company and the applicable Indenture Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities;
(iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form; provided that such action shall not adversely affect the interests of the holders of the Debt Securities in any material respect; (v) to change or eliminate any provisions of the Indenture; provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (viii) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under an Indenture by more than one Indenture Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture; provided that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities; provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     Each Indenture will contain provisions for convening meetings of the holders of each series of Debt Securities. A meeting may be called at any time by an Indenture Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case, upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications, amendments and waiver of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities for that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that such Indenture expressly provides may be made, given or taken by the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.


Discharge, Defeasance and Covenant Defeasance

     The Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the applicable Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with such Indenture Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     An Indenture may provide that, if certain provisions thereof are made applicable to the Debt Securities of or within a series pursuant to the Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under certain sections of such Indenture (including the restrictions described under "--Certain Covenants") and, if provided pursuant to such Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Indenture Trustee, in trust, of an amount, in such currency or currencies, currency unit or units of composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest, in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled dates therefor.

     Such a trust may be established only if, among other things, the Company has delivered to the applicable Indenture Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of a particular series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligations or the specific payment of interest on or principal of the Government Obligations evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (i) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community,
(ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.


     If the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default and the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, are not sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default (even though they would have been sufficient to pay amounts due under such Debt Security at their stated time of maturity), the Company would remain liable to make payment of such amounts due at the time of acceleration.


     Notwithstanding the description set forth under "--Subordination" below, in the event that the Company deposits money or Government Obligations in compliance with the applicable Indenture in order to defease all or certain of its obligations with respect to any Senior Subordinated Securities or Subordinated Securities, the moneys or Government Obligations so deposited will not be subject to the subordination provisions of such Indenture and the indebtedness evidenced by such Senior Subordinated Securities or Subordinated Securities will not be subordinated in right of payment to the holders of senior indebtedness and senior subordinated indebtedness (as the case may be) to the extent of the moneys or Government Obligations so deposited.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

Conversion Rights

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Company, the events requiring an adjustment of the conversion price or rate and provisions affecting conversion in the event of the redemption of such Debt Securities, and any restrictions on conversion.


Subordination

     The terms and conditions, if any, upon which Senior Subordinated Securities or Subordinated Securities of a series are subordinated to Debt Securities of another series or to other indebtedness of the Company will be set forth in the applicable Prospectus Supplement. Such terms will include a description of the indebtedness ranking senior to such Senior Subordinated Securities or Subordinated Securities, the restrictions on payments to the holders of such Senior Subordinated Securities or Subordinated Securities while a default with respect to such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such Senior Subordinated Securities or Subordinated Securities following an Event of Default, and provisions requiring holders of such Senior Subordinated Securities or Subordinated Securities to remit certain payments to holders of senior indebtedness.


Global Securities

     If so set forth in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any such series of Debt Securities will be described in the applicable Prospectus Supplement.


                         DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of Iron Mountain and certain provisions of the Restated Certificate and the By-Laws is a summary and is qualified in its entirety by reference to the Restated Certificate and the By-Laws.

     Iron Mountain's authorized capital stock consists of 100,000,000 shares of Common Stock, 1,000,000 shares of nonvoting common stock, $.01 par value per share ("Nonvoting Common Stock") and 2,000,000 shares of Preferred Stock. No shares of Preferred Stock have been issued. There were 13,452,917 shares of Common Stock held by 219 holders of record and no shares of Nonvoting Common Stock issued and outstanding as of January 5, 1998.


Common Stock

     The rights of holders of the Common Stock and the Nonvoting Common Stock are identical in all respects except voting and convertibility.

     Dividends. Holders of record of shares of Common Stock and Nonvoting Common Stock on the record date fixed by the Iron Mountain Board are entitled to receive such dividends as may be declared by the Iron Mountain Board out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of either class, however, unless simultaneously the same dividend is declared or paid on each share of the other class. In the case of any stock dividend, holders of each class are entitled to receive the same percentage dividend (payable in shares of that class) as the holders of the other class.

     Iron Mountain is currently restricted under the terms of the Credit Agreement and the Notes Indentures from paying cash dividends on the Common and Nonvoting Common Stock. Even if funds were to be available, Iron Mountain does not intend to pay dividends in the foreseeable future.

     Voting Rights. Except as otherwise required by law, on each matter submitted for a vote of stockholders, holders of shares of Common Stock are entitled to one vote per share and holders of Nonvoting Common Stock are not entitled to vote.

     Under the Restated Certificate, the vote of holders of at least 80% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of Directors, voting together as a single class (the "Voting Power"), is required for the amendment or repeal of, or the adoption of any provision inconsistent with, provisions of the Restated Certificate establishing a classified Board of Directors. The vote of holders of at least 66-2/3% of such Voting Power is required for the amendment or repeal of, or the adoption of any provision inconsistent with, provisions of the Restated Certificate authorizing the Preferred Stock, Common Stock and Nonvoting Common Stock or specifying the terms of the Common Stock and the Nonvoting Common
Stock (including any amendment to increase any shares of authorized capital stock). Certain other provisions also require such a 66-2/3% vote. See "DGCL and Certain Provisions of the Restated Certificate and the By-Laws." There are no cumulative voting rights in the election of the Board of Directors of the Company.

     Conversion Provisions. Shares of Nonvoting Common Stock are convertible, at any time at the option of the holder, on a share-for-share basis into shares of Common Stock without the payment of any additional consideration; provided that the conversion of any shares of Nonvoting Common Stock by a "bank holding company" under the Bank Holding Company Act of 1956, as amended, or an affiliate thereof is prohibited if the conversion of the total number of shares of Nonvoting Common Stock held by such holder would cause it to be in violation of such Act.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of Iron Mountain, the holders of Common Stock and Nonvoting Common Stock are entitled to share ratably (based on the number of shares held) in all assets available for distribution after payment in full of creditors and payment in full to any holders of Preferred Stock then outstanding of any amount required to be paid under the terms of such Preferred Stock.

     Other Provisions. The outstanding shares of Common Stock and Nonvoting Common Stock are validly issued, fully paid and nonassessable. In any merger, consolidation or business combination, holders of each class will receive identical consideration, except that in any such transaction in which shares of stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the two classes. Neither class may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.


     The Transfer Agent and Registrar for the Common Stock is Boston EquiServe Limited Partnership, 150 Royall Street, Canton, Massachusetts 02021 (telephone number (781) 575-2000).


     The Iron Mountain Board has the power to issue shares of authorized but unissued Common Stock and Nonvoting Common Stock without further stockholder action. The holders of Common Stock and Nonvoting Common Stock are not entitled to preemptive or subscription rights. The issuance of such unissued shares could have the effect of diluting the earnings per share and book value per share of currently outstanding shares of Common Stock.


Preferred Stock

     The authorized and unissued shares of Preferred Stock may be issued with such designations, preferences, limitations and relative rights as the Iron Mountain Board may authorize including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series;
(vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of Iron Mountain or the distribution of its assets; and (vii) the price or rates of conversion at which, and the terms and conditions on which the shares of such series may be converted into other securities, if such shares are convertible. Although Iron Mountain has no present intention to issue shares of Preferred Stock, the issuance of Preferred Stock, or the issuance of rights to purchase such shares, could discourage an unsolicited acquisition proposal and the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Restated Certificate (including any applicable certificates of designation) and the By-Laws.


     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

    (1) the title of such Preferred Stock;

    (2) the number of shares of such Preferred Stock offered, the par value, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) the provision for a sinking fund, if any, for such Preferred Stock;

    (7) the provision for redemption, if applicable, of such Preferred Stock;

    (8) any listing of such Preferred Stock on any securities exchange;

    (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company or another series of Offered Securities, including the conversion price (or manner of calculation thereof);

   (10) whether interests in such Preferred Stock will be represented by Depositary shares as more fully described below under "Description of Depositary Shares;"

   (11) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

   (12) a discussion of federal income tax considerations applicable to such Preferred Stock;

   (13) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (14) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

   (15) any limitations on direct or beneficial ownership and restrictions on transfer.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).


Rank

     Unless otherwise determined by the Iron Mountain Board and specified in the applicable Prospectus Supplement, it is expected that the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all Common Stock, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock.


Dividends

     Holders of Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Iron Mountain Board, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company (or, if applicable, on the records of the Depositary referred to below under "Description of Depositary Shares") on such record dates as shall be fixed by the Board.

     Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Iron Mountain Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the repayment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation and except pursuant to certain pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion of, the outstanding shares of the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity with such series as to dividends and liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.


Redemption

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any other series of Preferred Stock ranking, as to dividends and upon liquidation, on parity with or junior to the Preferred Stock of such series shall be redeemed unless all outstanding series of Preferred Stock of such series are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding Preferred Stock of any series are to be redeemed, the number of Preferred Stock to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any of the Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and any and all rights of the holders of such shares will terminate, except the right to receive the redemption price.


Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to a series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of a series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets (including, if applicable, other series of Preferred Stock), then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other trust or corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.


Voting Rights

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, at any time dividends on any Preferred Stock shall be in arrears for a specified number of consecutive quarterly periods, the holders of such Preferred Stock and any other series of Preferred Stock upon which like voting rights have been conferred and are exercisable (voting separately as a class) will be entitled to vote for the election of two additional directors of the Company at the next annual meeting of shareholders and at each subsequent meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as any Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of a majority of the shares of a series of Preferred Stock outstanding at the time that is adversely affected, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the certificate of designation for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of share of a series of the Preferred Stock, each such Depositary will, in effect be entitled to such fraction of a vote per Depositary Share.


Conversion Rights

     The terms and conditions, if any, upon which shares of any series of Preferred Stock may be converted into or exchanged for Common Stock or another series of Preferred Stock or other series of Offered Securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the number of Common Stock or other securities into which the Preferred Share is convertible or exchangeable, conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption such Preferred Stock.



                       DESCRIPTION OF DEPOSITARY SHARES


General

     The description set forth below and in any applicable Prospectus Supplement of certain provisions of any Deposit Agreement (as defined below) and of the Depositary Shares and depositary receipts representing Depositary Shares ("Depositary Receipts") does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock.

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary (as defined below) to the public of Depositary Receipts, each of which will represent a fractional interest to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock which will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock as described below. Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company and the depositary named therein (a "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by such Depositary Share to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.


Dividends and Other Distributions

     A Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary. Fractions will be rounded down to the market whole cent.

     In the event of a distribution other than in cash, a Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary, unless such

Depositary determines that it is not feasible to make such distribution, in which case such Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distributions will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which have been converted or exchanged. The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Shares.


Redemption of Depositary Shares

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Receipts evidencing the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares and the related Depositary Receipts will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.


Voting of the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Depositary will endeavor, insofar as practical, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Depositary in order to enable such Depositary to do so. Such Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from gross negligence or willful misconduct of such Depositary.


Liquidation Preference

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by such Depositary Share, as set forth in the applicable Prospectus Supplement.


Conversion of Preferred Stock

     The Depositary Shares, as such, will not be convertible into or exchangeable for Common Stock, Preferred Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Depositary with written instructions to such Depositary to instruct the Company to cause conversion or exchange of the Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipts into Common Stock, other shares of Preferred Stock of the Company or such other Offered Securities as shall be provided therein, and the Company will agree that upon receipt of such instruction and any amounts payable in respect thereof, it will cause the conversion or exchange thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion or exchange. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued for any Depositary Shares not to be converted.


Amendment and Termination of a Deposit Agreement

     Any form of Depositary Receipt evidencing Depositary Shares and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the applicable Depositary Shares then outstanding. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     Any Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the applicable Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Depositary with respect to such Depositary Receipts. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares underlying such Preferred Stock; or (iii) each of the related Preferred Stock shall have been converted or exchanged into securities not so represented by Depositary Shares.


Charges of a Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Depositary in connection with the initial deposit of the Preferred Stock and any redemption of Preferred Stock. However, holders of Depositary Receipts will pay any transfer or other governmental charges and the fees and expenses of a Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.


Resignation and Removal of Depositary

     A Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove a Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary. A successor Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.


Miscellaneous

     A Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Depositary with respect to the related Preferred Stock.

     Neither Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without gross negligence or willful misconduct, and neither the Company nor any applicable Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Depositary shall be entitled to act on such claims, requests or instructions received from the Company.


                            DESCRIPTION OF WARRANTS

     The Company may issue, together with any other series of Offered Securities or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Any Warrants will be issued under Warrant Agreements (each a "Warrant Agreement") to be entered into between the Company and a warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants.

     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (i) the offering price; (ii) the currencies in which such Warrants are being offered; (iii) the number of Warrants offered; (iv) the securities underlying the Warrants; (v) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised;
(vi) the date on which the right shall expire; (vii) U.S. federal income tax consequences; and (viii) other terms of the Warrants.

     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.


    DGCL AND CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE AND THE BY-LAWS

     The Restated Certificate and the By-Laws contain certain provisions that could delay or make more difficult the acquisition of Iron Mountain by means of a tender offer, a proxy contest or otherwise. These provisions, as described below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Iron Mountain first to negotiate with Iron Mountain. Iron Mountain believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Iron Mountain outweigh the disadvantages of discouraging such proposals because, among other things, negotiations with respect to such proposals could result in an improvement of their terms.


Classified Board of Directors

     The Restated Certificate and the By-Laws provide for a Board of Directors that is divided into three classes of Directors, as nearly equal in number as possible, with the term of each class expiring in a different year. The By-Laws provide that the number of Directors will be fixed from time to time exclusively by the Iron Mountain Board, but shall consist of not more than 15 nor less than three Directors. The classified Iron Mountain Board is intended to promote continuity and stability of Iron Mountain's management and policies since a majority of the Directors at any given time will have prior experience as Directors of Iron Mountain. Such continuity and stability facilitates long-range planning of Iron Mountain's business and ensures the quality of its business operations. The classification of Directors has the effect of making it more difficult to change the composition of the Iron Mountain

Board. At least two annual stockholder meetings, instead of one, would be required to effect a change in the majority control of the Iron Mountain Board, except in the event of vacancies resulting from removal (in which case the remaining Directors will fill the vacancies so created). See "--Removal of Directors; Filling Vacancies on the Iron Mountain Board."


Removal of Directors; Filling Vacancies on the Iron Mountain Board


     The Restated Certificate and Iron Mountain By-Laws provide that an Iron Mountain Director may be removed by the stockholders only for cause at any time during such Director's term of office by the affirmative vote of the holders of at least 80% of the Voting Power.


     The By-Laws and the Restated Certificate both provide that a vacancy on the Iron Mountain Board, including a vacancy created by an increase in the size of the Iron Mountain Board by the Directors, may be filled by a majority of the remaining Directors or by a sole remaining Director, or if no Directors remain, then by the stockholders. The Restated Certificate also provides that any Director elected by the Iron Mountain Board to replace another Director of a given class of Directors will hold office until the next election of such class of Directors. These provisions are to ensure that a third party would be precluded from removing incumbent Directors and simultaneously gaining control of the Iron Mountain Board by filling the vacancies created by such removal with its own nominees. Moreover, even if the holders of the outstanding Common Stock were to vote to remove Directors for cause, only the remaining Directors would have the power to fill the vacancies created by such removal, unless such vote provided for the removal of the entire Iron Mountain Board for cause.


Amendment of Certain Provisions of the Restated Certificate and the By-Laws


     The Restated Certificate and the By-Laws contain provisions requiring the affirmative vote of the holders of at least 66-2/3% of the Voting Power to amend certain provisions of the Restated Certificate and the By-Laws. This supermajority voting provision also applies to (i) the provisions of the Restated Certificate authorizing Iron Mountain to release its Directors from any liability for monetary damages as a result of any breach of their fiduciary duties, with certain exceptions mandated by the DGCL, and (ii) the provisions allowing for the indemnification of officers and Directors of Iron Mountain.
The Restated Certificate provides that the By-Laws may be amended only by a majority of the full Iron Mountain Board or by the stockholders holding at least 66-2/3% of the Voting Power. The DGCL provides that by-laws may not be amended by a corporation's board of directors unless the corporation's certificate of incorporation expressly authorizes such amendments by the board of directors; the Restated Certificate includes such a provision. Under the Restated Certificate, at least 80% of the Voting Power is required to approve amendments to those provisions of the Restated Certificate or Iron Mountain By-Laws establishing a classified Board, specifying notice requirements for stockholder nominations of Directors or business to be brought by a stockholder before an annual meeting and limiting the rights of stockholders to remove Directors or fill vacancies on the Iron Mountain Board, to call special meetings or to effect actions by written consent.



Stockholder Actions and Meetings


     Iron Mountain's Restated Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Restated Certificate and Iron Mountain By-Laws provide that special meetings of stockholders can be called by the Chairman of the Board of Directors, if any, or the Iron Mountain Board pursuant to a resolution approved by a majority of the members of the Iron Mountain Board. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Iron Mountain Board. The ByLaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Iron Mountain Board, of candidates for election as directors and with regard to business brought before an annual meeting of stockholders of Iron Mountain.



Delaware Anti-Takeover Statute

     Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or
(iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to mean any person that (a) is the owner of 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, or any affiliate or associate of such person referred to in (a) or (b) of this sentence. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective 12 months after adoption. The Restated Certificate and the By-Laws do not exclude Iron Mountain from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring Iron Mountain to negotiate in advance with the Iron Mountain Board.


                          DESCRIPTION OF INDEBTEDNESS


     The summaries contained herein of certain of the indebtedness of Iron Mountain do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto, which are filed as exhibits to the Registration Statement of which this Prospectus is a part and to which reference is hereby made.



Credit Agreement

     The Credit Agreement, as currently in effect, is a $250.0 million revolving credit facility that matures on September 30, 2002. Upon maturity, all outstanding revolving credit loans and other amounts payable thereunder will become due.

     Borrowings under the Credit Agreement may be used to finance possible future acquisitions, as well as for working capital and general corporate purposes. The Company's obligations under the Credit Agreement are guaranteed by substantially all of Iron Mountain's subsidiaries and are secured by the pledge of the stock of such subsidiaries. Prepayment of outstanding borrowings under the Credit Agreement are required in certain circumstances out of the proceeds of certain insurance payments, condemnations, issuances of indebtedness and asset dispositions.


     The Credit Agreement permits the Company to elect interest rates from time to time, as to all or a portion of the borrowings made thereunder, at interest rates based upon the applicable reference rate and margin or spread over such reference rate (which spread varies based upon the ratio of the Company's indebtedness to EBITDA). The reference rate, at the Company's option, may be based upon (i) a fluctuating rate of interest equal to the higher of the prime rate of The Chase Manhattan Bank, or rates based upon certificate of deposit or overnight federal funds rates, or (ii) for interest periods of 1, 2, 3, 6 or (if available) 12 months, the interest rates prevailing on the date of determination for the selected interest period in the London interbank market.


     The Credit Agreement contains covenants restricting the ability of Iron Mountain and its subsidiaries to, among other things: (i) declare dividends or redeem or repurchase capital stock; (ii) make optional payments and modifications of subordinated and other debt instruments; (iii) incur liens and engage in sale and leaseback transactions; (iv) make loans and investments; (v) incur indebtedness and contingent obligations; (vi) make capital expenditures;
(vii) engage in mergers, acquisitions and assets sales; (viii) enter into transactions with affiliates; and (ix) make changes in their lines of business. Iron Mountain is also required to comply with financial covenants with respect to: (i) a maximum leverage ratio; (ii) a minimum interest coverage ratio; and
(iii) a minimum fixed charge coverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.


The Senior Subordinated Notes

     In October 1996, the Company issued $165.0 million principal amount of the 1996 Notes, and in October 1997, the Company issued $250.0 million principal amount of the 1997 Notes. The 1996 Notes mature on October 1,

2006, and bear interest at a rate of 10-1/8% per annum, payable semi-annually in arrears on April 1 and October 1. The 1997 Notes mature on September 30, 2009, and bear interest at a rate of 8-3/4% per annum, payable semi-annually in arrears on March 31 and September 30. Both the 1996 Notes and the 1997 Notes are general, unsecured obligations of the Company, subordinated in right of payment to senior indebtedness of the Company, and are guaranteed on an unsecured, senior subordinated and joint and several basis by substantially all of the Company's present and future subsidiaries.


     Each of the Notes Indentures provides that the Company may redeem up to 35% of the initial principal amount of the 1996 Notes and the 1997 Notes, respectively, for a period of 36 months after the date of issuance with the net proceeds of one or more equity offerings, whether such offerings are registered pursuant to the Securities Act or not (unless such equity securities are redeemable prior to the maturity of the 1996 Notes or the 1997 Notes, as the case may be). In such event, the redemption price for the 1996 Notes would be 109.125%, and the redemption price for the 1997 Notes would be 108.75%, of the aggregate principal amount plus, in each case, accrued and unpaid interest. Each of the Notes Indentures also provides that the Company must repurchase, at the option of the holders, the 1996 Notes and the 1997 Notes, respectively, at 100% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a "Change of Control," as defined therein. Except for required repurchases upon the occurrence of a change of control or in the event of certain asset sales, each as described in the respective Indenture, the Company is not required to make sinking fund or redemption payments with respect to the 1996 Notes or the 1997 Notes. The 1996 Notes become redeemable at the option of the Company at stated premiums commencing October 1, 2001. The 1997 Notes become redeemable at the option of the Company at stated premiums commencing September 30, 2002. Prior to September 30, 2002, the 1997 Notes are also redeemable at the option of the Company, in whole or in part, at a specified make-whole price.


     The Notes Indentures contain covenants restricting or limiting the ability of the Company and its subsidiaries to, among other things: (i) incur additional indebtedness, including indebtedness ranking senior to the 1996 Notes and the 1997 Notes and junior to any senior indebtedness; (ii) pay dividends or make other restricted payments; (iii) make asset dispositions;
(iv) permit liens; (v) enter into sale and leaseback transactions; (vi) enter into certain mergers; (vii) make certain investments; and (viii) enter into transactions with related persons.


                             PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. In connection with the sale of Offered Securities, underwriters or agents may receive or be deemed to have received compensation from the Company or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.


     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Any such contracts will be subject to the condition that the purchase by an institution of the Offered Securities covered by its contracts shall not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which such institution is subject and, if a portion of the Offered Securities is being sold to underwriters, may be subject to the condition that the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

    Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than shares of Common Stock, which are listed on the Nasdaq National Market. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq National Market. The Company may elect to list any other series of Offered Securities on an exchange, but is not obligated to do so. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Securities.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

    The specific terms and manner of sale of the Offered Securities will be set forth or summarized in the applicable Prospectus Supplement.



                                 LEGAL MATTERS


     Certain legal matters with respect to the Offered Securities offered by the Company will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts. Jas. Murray Howe, Secretary of Iron Mountain, is of counsel to Sullivan & Worcester LLP and beneficially owns 5,000 shares of Common Stock.




                                    EXPERTS

     The consolidated financial statements and schedule of Iron Mountain Incorporated and its subsidiaries for the three years ended December 31, 1996, included in Iron Mountain's Annual Report on Form 10-K, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Nashville Vault Company, Ltd. for the year ended December 31, 1995, included in Iron Mountain's Registration Statement on Form S-4 (file No. 333-24635, effective date May 14, 1997), have been audited by Geo. S. Olive & Co. LLC, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of International Record Storage and Retrieval Services, Inc. for the year ended December 31, 1995, included in Iron Mountain's Registration Statement on Form S-4 (file No. 333-24635, effective date May 14, 1997), have been audited by Rothstein, Kass & Company, P.C., independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Mohawk Business Record Storage, Inc. for the year ended December 31, 1995, included in Iron Mountain's Registration Statement on Form S-4 (file No. 333-24635, effective date May 14, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Security Archives of Minnesota for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Wellington Financial Services, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Allegiance Business Archives, Ltd. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Stout, Causey & Horning, P.A., independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements and schedule of Safesite Records Management Corporation for the three years ended December 31, 1996, included in Iron Mountain's Registration Statement on Form S-4 (file no. 333-24635, effective date May 14, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Concorde Group, Inc. and Neil Trucker Trust for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Fisher, Schacht & Oliver LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Data Securities International, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Records Retention/FileSafe, LP for the two years ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Abbott Stringham & Lynch, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of HIMSCORP, Inc. and Subsidiaries for the period February 1, 1995 to December 31, 1995 and for the year ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Arcus Technology Services, Inc. (Successor Company) for the year ended December 31, 1996 and the five months ended December 31, 1995 and the consolidated financial statements of Arcus, Inc. (Predecessor Company) for the seven months ended July 31, 1995 and the year ended December 31, 1994, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Arcus Group, Inc. for the two years in the period ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereof included therein, and are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of Arcus Group, Inc. for the year ended December 31, 1994, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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================================================================================
--------------------------------------------------------------------------------

 Prospective investors may rely only on the information contained in this Prospectus Supplement. Neither Iron Mountain Incorporated nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This Prospectus Supplement is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus Supplement is correct only as of the date of this Prospectus Supplement, regardless of the time of delivery of this Prospectus Supplement or any sale of these securities.



                        ------------------------------


                               TABLE OF CONTENTS

                        ------------------------------





                    Prospectus Supplement
                                                          Page
                                                         -----
Prospectus Supplement Summary ........................    S-1
Risk Factors .........................................    S-8
Acquisitions .........................................    S-9
Use of Proceeds ......................................    S-12
Price Range of Common Stock ..........................    S-12
Dividend Policy ......................................    S-13
Capitalization .......................................    S-14
Pro Forma Condensed Consolidated Financial
   Information .......................................    S-15
Selected Consolidated Financial and Operating
   Information .......................................    S-26
Management's Discussion and Analysis of
   Financial Condition and Results of Operations .....    S-28
Business .............................................    S-40
Management ...........................................    S-56
Principal Stockholders ...............................    S-61
Underwriting .........................................    S-63
Legal Matters ........................................    S-65
Experts ..............................................    S-65
Incorporation of Certain Information by Reference         S-66
Where You Can Find Additional Information ............    S-67
Index to Financial Statements ........................    F-1
                                  Prospectus
Available Information ................................     ii
Incorporation of Certain Documents by Reference.......    iii
Risk Factors .........................................    1
The Company ..........................................    5
Use of Proceeds ......................................    5
Ratio of Earnings to Fixed Charges ...................    6
Description of Debt Securities .......................    6
Description of Capital Stock .........................   15
Description of Depositary Shares .....................   21
Description of Warrants ..............................   24
DGCL and Certain Provisions of the Restated
   Certificate and the By-Laws .......................   24
Description of Indebtedness ..........................   26
Plan of Distribution .................................   27
Legal Matters ........................................   28
Experts ..............................................   28

                                5,000,000 Shares


                              [IRON MOUNTAIN LOGO]


                                 IRON MOUNTAIN
                                  INCORPORATED


                                 Common Stock





            -------------------------------------------------------

                             PROSPECTUS SUPPLEMENT

           -------------------------------------------------------




                            Bear, Stearns & Co. Inc.
                            William Blair & Company
                             Prudential Securities
                              Wasserstein Perella
                                Securities, Inc.





                                  May 11, 1999

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